Form 10-K, Exhibit 13
period 1995-12-31
BADGER METER INC
filed 1996-03-27
CIK 9092

                                                                  Exhibit (13.0)








 Portions of Annual Report to Shareholders that are incorporated by reference.

                  (Page 1 of Annual Report to Shareholders)


FINANCIAL HIGHLIGHTS
                                                      BADGER METER, INC.


December 31, 1995 and 1994
===================================================================
                              1995         1994            % CHANGE
-------------------------------------------------------------------
OPERATIONS
  Net sales                 $108,644,000  $99,155,000       9.6
  Net earnings              $  3,719,000  $ 3,216,000      15.6
-------------------------------------------------------------------
PER SHARE
  Net earnings              $       2.12  $      1.86      14.0
  Cash dividends declared:
    Common Stock            $      .7815  $     .7095      10.1
    Class B Common Stock    $      .7110  $     .6450      10.2
  Net book value            $      18.31  $     16.76       9.2
-------------------------------------------------------------------
YEAR-END FINANCIAL POSITION
  Working capital           $ 16,178,000  $14,569,000      11.0
  Current ratio                 2.1 to 1     1.7 to 1      23.5
  Long-term debt            $  1,000,000  $ 1,200,000     (16.7)
  Shareholders' equity      $ 32,163,000  $29,351,000       9.6
  Net earnings as a percent
    of equity                      11.6%        11.0%       5.5
-------------------------------------------------------------------
OTHER
  Number of employees                904          906       (.2)
  Number of shareholders:
    Common Stock:
      In employee plans              678          697      (2.7)
      Of record                      608          648      (6.2)
    Class B Common Stock               9            8      12.5
  Shares outstanding:
    Common Stock               1,193,607    1,188,607        .4
    Class B Common Stock         562,785      562,785         0
====================================================================

               (Page 14 to 16 of Annual Report to Shareholders)

Management's Discussion and Analysis

Business Description

     Badger Meter, Inc. serves the flow measurement and control market with products including water meters and associated systems, wastewater meters, industrial meters, small valves and natural gas instrumentation. The Utility Division has product line responsibility for the water meters and associated systems and the Industrial Division is responsible for all of the other products.

     Beginning in 1997, the company will expand into three operating units:
Utility, Industrial and International. The Utility and Industrial divisions will market their products in the U.S. and Canada and the International Division will market both Utility and Industrial division products in other countries throughout the world.

Results of Operations
Sales

     Badger Meter's sales have increased for the past three years. Sales were $108,644,000 in 1995, $99,155,000 in 1994 and $84,497,000 in 1993. The percent of increase in sales in 1995, 1994 and 1993 was 9.6 percent, 17.3 percent and
2.9 percent, respectively.

     Utility Division sales increased 14.7 percent in 1995, 22.0 percent in 1994 and 4.2 percent in 1993. Three factors determine the rate of sales increase: market conditions, new products and changes in distribution strategy. The 1995 sales increase was due to higher sales of the division's TRACE radio-frequency automated meter reading system and large Recordall meters. In 1994, the increase resulted from higher sales of TRACE automated meter reading systems and unit increases of both small and large meters. The sales increase in 1993 resulted from large increases in the unit volume of new products, partially offset by a decrease in the unit volume of mature products due to very soft market conditions and a change in distribution strategy which places less emphasis on the bid market.

     Industrial Division sales increased 1.2 percent in 1995, 10.5 percent in 1994 and 1.1 percent in 1993. The variation in the sales trend is a result of changes in market conditions and the rate of increase in sales of new products. The 1995 sales increase in the Industrial Division resulted from improved sales in Europe and higher sales of Research Control valves. Revenues for lubrication meters and ultrasonic meters were flat for the year. In 1994, sales increased both domestically and internationally. Domestically, unit volume increased for industrial flowmeters, lubrication meters, ultrasonic meters and valves. Internationally, markets were stronger than in 1993, particularly in Europe which experienced increased unit sales of lubrication meters. In 1993, the markets for the division's lubrication meters, industrial flowmeters and concrete meters improved, while the markets for chemical, petrochemical and pharmaceutical products were soft.

     Both divisions have product lines that include mature products and new products. Most of the new products incorporate higher technologies. Both divisions should continue to see increased sales from the recently developed new products. The level of sales of the mature products will be directly related to the strength of the various markets utilizing these products and the development of products to replace them. In 1996, the markets served by the Utility Division are expected to remain about as strong as in 1995. The Industrial Division serves a variety of markets, but overall, these markets are also expected to remain about as strong as in 1995. The rate of sales increase of the new products will depend upon the rate of acceptance of these new technologies, both domestically and internationally, and overall market conditions.

     In 1995, Badger Meter continued to enjoy large unit volume sales of TRACE radio-based automatic meter reading systems to Mexico. This particular contract should be completed during 1996. The company expects to continue to sell its products in Mexico and other Latin American countries. Although the current economic and political problems in Mexico are improving, there is uncertainty as to how quickly new business opportunities will be developed. In 1995, the company experienced no currency losses on its existing Mexican business. Because the company does business in Mexico in U.S. dollars, no 1996 currency losses are anticipated.

     In the future, the company's sales increases should be derived from both new products and alliances that are being developed with other companies, particularly for the meter reading technology products. Badger Meter's strategy is to meet customers' meter reading technology needs with its proprietary technologies and other technologies available through alliances in the marketplace. Both alternatives enable the company to sell its meters and registration devices, either as part of a proprietary technology or as components that interface with systems developed by other companies.

Gross profit margins

     Gross profit margins decreased in 1995 and 1994 and increased in 1993. The gross profit margin was 36.0 percent in 1995, 36.7 percent in 1994, and
38.3 percent in 1993. The gross profit margin decrease in both 1995 and 1994 resulted primarily from changes in the product mix, with the sale of meter reading technology products, particularly TRACE, achieving significant volume increases. The meter reading technology products, while increasingly more profitable each year, currently have a gross profit percentage below that of other Utility and Industrial products. Long term, the company expects the gross profit percentage of the various meter reading technology products to meet or exceed those of the established utility meter lines. Gross profit margin improvement in 1993 came from several sources, including increased unit sales of new products, the implementation of strategies to broaden the Utility Division's distribution channels and cost savings achieved through the company's continuous improvement program.

     In 1995, the company experienced slightly higher increases in raw materials including castings, plastic resin, glass, electronic components and cartons. Competitive marketing conditions make it somewhat difficult to pass along all of the raw material cost increases through higher selling prices. Increases in raw material prices were moderate in 1993 and 1994.

     Offsetting the increased raw material prices are cost reductions resulting from capital investment to improve manufacturing equipment and systems and from continued savings achieved from the company's cost reduction improvement programs. Higher unit volumes, particularly in the meter reading technology product line, also offset some of the increases in raw material prices.

Net earnings

     The 1995 earnings improvement reflected the increased sales, partially offset by a decrease in gross profit margins. Effective expense controls also contributed to the increase in earnings as marketing and administrative expenses rose at a rate lower than the increase in sales. Only engineering expenses increased at a rate higher than the sales increase. In addition, interest expense decreased due to lower debt balances. Both the Utility and Industrial divisions were profitable in 1995.

     The 1994 earnings improvement resulted from sharply increased sales and increases in marketing, engineering and general and administrative expenses at a lower rate than the sales increase. Both the Utility Division and the Industrial Division were profitable in 1994.

     The 1993 earnings improvement resulted from increased sales, improved gross profit margins and expenses growing at a lower rate than the sales increase in all of the categories except marketing expenses. Investments in marketing were made to promote new products and expand international markets. Both divisions were profitable in 1993.

     Research and development costs increased 17.7 percent in 1995. The Utility Division continued to expand its line of meter reading technology products and develop a new line of large utility meters and the Industrial Division continued to upgrade and expand its ultrasonic and natural gas instrumentation product lines.

     In 1996, both divisions should continue to be profitable. Margins on new products should increase as unit volume increases. International markets, to the extent they are economically viable, should provide new opportunities for the higher technology products being marketed by both divisions.

Income taxes

     Income taxes as a percentage of earnings before income taxes increased to
37.1 percent in 1995 compared to 35.3 percent in 1994 and 34.5 percent in 1993. The increased rate in 1995 continues to reflect reduced credits on an increasing base of taxable income.

     The increased rate in 1994 reflected reduced tax credits on an increased base of taxable income and the 50 percent disallowance of meal and entertainment expense. The tax rate increased in 1993 as a result of reduced credits on a higher base of taxable income. The credits reflect the company's activities in research and development and in innovative approaches to manufacturing processes.

     The company currently has a net deferred tax asset of approximately $1,536,000, reflecting the net temporary differences between financial reporting and tax reporting. The company believes this net asset will be realized based on the earnings history of the company.

Backlog

     The backlog at December 31, 1995, was $13,012,000, compared to $16,513,000 at December 31, 1994, and $9,308,000 at December 31, 1993. Approximately $4,000,000 of the 1994 backlog was related to the Mexico City order. While backlog continues to be an indicator of future sales and profitability, changes in the way business is conducted caused this indicator to be less important than in prior years. Customers in both divisions, with the exception of large contracts such as the Mexico City contract, enter orders on a just-in-time basis, expecting Badger Meter to provide faster product delivery.

     For the three year period, the backlog has varied each year because of changes in customer expectations, success in obtaining large international orders, changes in the distribution channels of both divisions and improvements that the company continues to make in its overall customer service.

Liquidity and Capital Resources

     Total debt at December 31, 1995, was $6,515,000, compared to $11,636,000 at December 31, 1994, and $13,982,000 at December 31, 1993. The decrease in debt in 1995 resulted from increased earnings, improved inventory turns and a reduction in days sales outstanding. The decrease in debt in 1994 resulted from sharply increased earnings, improved inventory turns and stable days sales outstanding.

     Debt as a percent of total capital decreased to 16.8 percent at December 31, 1995, compared to 28.4 percent at December 31, 1994, and 34.9 percent at December 31, 1993. Although the percentage of debt to total capital is below company's goal of 20 to 40 percent, management believes that the lower debt levels are appropriate given its current operating requirements and business opportunities.

     Total indebtedness at December 31, 1995, was primarily comprised of short-term notes payable totaling $5,515,000, which included $4,458,000 of commercial paper. The company also had an interest rate swap agreement relating to $5,000,000 of this debt, enabling it to avoid exposure to short-term interest rate fluctuations. Long-term debt was $1,000,000 at December 31, 1995. The company had $21,573,000 of unused credit lines available at December 31, 1995, an amount sufficient for all known cash requirements.

     Significant changes in balance sheet accounts in 1995 occurred in accounts receivable and inventories. The decrease in accounts receivable reflects lower fourth quarter 1995 sales and a reduction in days sales outstanding. The decrease in the inventory balance during 1995 was due to improved inventory management and higher inventories at December 31, 1994, to service the Mexico City contract.

     Capital expenditures were $4,493,000 in 1995, compared to $3,553,000 in 1994 and $3,121,000 in 1993. This level of expenditure, up 26.5 percent in 1995 over 1994, enabled the company to continue to improve its manufacturing processes, invest in machinery, equipment and tooling to produce quality products, maintain competitive costs, continue to improve its level of customer service and improve facilities for marketing and engineering personnel.

                  (Page 17 of Annual Report to Shareholders)

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                              BADGER METER, INC.


Years ended December 31, 1995, 1994 and 1993
------------------------------------------------------------------------------------
                                                  1995         1994         1993
------------------------------------------------------------------------------------
Net sales                                     $108,644,001  $99,154,839  $84,496,928
Operating costs and expenses:
 Cost of sales                                  69,499,606   62,806,600   52,126,717
 Marketing and administrative                   25,643,624   24,501,650   22,486,658
 Research and engineering                        6,479,329    5,923,735    5,940,057
------------------------------------------------------------------------------------
                                               101,622,559   93,231,985   80,553,432
------------------------------------------------------------------------------------
Operating earnings                               7,021,442    5,922,854    3,943,496
Other (income) deductions:
 Interest expense                                  721,250      829,643      669,447
 Other - net                                       389,513      119,684      (32,316)
------------------------------------------------------------------------------------
                                                 1,110,763      949,327      637,131
------------------------------------------------------------------------------------
Earnings before income taxes                     5,910,679    4,973,527    3,306,365
Provision for income taxes (Note 8)              2,192,000    1,758,000    1,142,000
------------------------------------------------------------------------------------
Net earnings                                    $3,718,679   $3,215,527   $2,164,365
------------------------------------------------------------------------------------
Earnings per share                                   $2.12        $1.86        $1.27
====================================================================================


See accompanying notes.

                  (Page 18 of Annual Report to Shareholders)

CONSOLIDATED BALANCE SHEETS
                                                              BADGER METER, INC.

December 31, 1995 and 1994
========================================================================================
ASSETS                                                           1995         1994
----------------------------------------------------------------------------------------
Current assets:
  Cash                                                          $ 1,176,947  $   364,586
  Receivables (Note 3)                                           13,661,094   14,432,217
  Inventories:
    Finished goods                                                3,403,329    3,101,388
    Work in process                                               6,750,432    9,494,913
    Raw materials and purchased parts                             5,680,616    5,870,965
----------------------------------------------------------------------------------------
      Total inventories                                          15,834,377   18,467,266
  Prepaid expenses                                                  744,989      735,352
----------------------------------------------------------------------------------------
      Total current assets                                       31,417,407   33,999,421
Property, plant and equipment, at cost:
  Land and improvements                                           2,759,230    2,759,230
  Buildings and improvements                                     11,354,085   10,719,670
  Machinery and equipment                                        40,987,455   39,460,237
----------------------------------------------------------------------------------------
                                                                 55,100,770   52,939,137
  Less accumulated depreciation                                  37,714,079   36,321,863
----------------------------------------------------------------------------------------
    Net property, plant and equipment                            17,386,691   16,617,274
Intangible assets, at cost less accumulated amortization          1,216,645    1,632,208
Prepaid pension (Note 7)                                          5,821,221    5,306,653
Deferred income taxes (Note 8)                                    1,536,120    1,326,740
Deferred charges and other assets (Note 7)                        3,148,437    3,111,045
----------------------------------------------------------------------------------------
                                                                $60,526,521  $61,993,341
========================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt (Note 4)                                      $ 5,515,320  $10,436,540
  Payables                                                        4,921,374    4,616,743
  Accrued compensation and employee benefits                      4,249,643    3,846,920
  Income taxes                                                      226,224      168,667
  Other taxes                                                       327,131      361,706
----------------------------------------------------------------------------------------
    Total current liabilities                                    15,239,692   19,430,576
Accrued non-pension postretirement benefits (Note 7)              8,396,000    8,334,000
Other accrued employee benefits (Notes 5 and 7)                   3,727,880    3,678,015
Long-term debt (Note 7)                                           1,000,000    1,200,000
Commitments and contingencies (Note 6)
Shareholders' equity:  (Notes 2, 5 and 7)
  Common Stock, $1 par; authorized 5,000,000 shares;
   issued 1,551,912 shares in 1995, 1,546,912 shares in 1994      1,551,912    1,546,912
  Less:Treasury stock, 358,305 shares in 1995 and 1994             (358,305)    (358,305)
----------------------------------------------------------------------------------------
                                                                  1,193,607    1,188,607
  Class B Common Stock, $.10 par; authorized 5,000,000 shares;
   issued 562,785 shares in 1995 and 1994                            56,278       56,278
  Capital in excess of par value                                  7,831,877    7,708,277
  Reinvested earnings                                            24,552,011   22,164,608
      Less:Employee benefit stock                                (1,101,846)  (1,378,747)
           Pension liability adjustment (Note 7)                   (368,978)    (388,273)
----------------------------------------------------------------------------------------
    Total shareholders' equity                                   32,162,949   29,350,750
----------------------------------------------------------------------------------------
                                                                $60,526,521  $61,993,341
========================================================================================


See accompanying notes.

                  (Page 19 of Annual Report to Shareholders)

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                              BADGER METER, INC.


Years ended December 31, 1995, 1994 and 1993
===============================================================================================
                                                           1995         1994         1993
-----------------------------------------------------------------------------------------------
Operating activities:
  Net earnings                                          $ 3,718,679   $ 3,215,527   $ 2,164,365
  Adjustments to reconcile net earnings to net cash
    provided by operations:
      Depreciation                                        3,522,944     3,467,618     3,365,278
      Amortization                                          874,683       968,585       926,287
      Noncurrent employee benefits                         (205,529)     (154,947)      233,569
      Deferred income taxes                                (209,380)     (325,740)     (213,000)
      Other                                                 200,329        94,346        38,482
      Changes in:
        Receivables                                         771,123    (2,868,621)     (360,228)
        Inventories                                       2,632,889      (482,246)   (3,308,594)
        Current liabilities other than short-term debt      730,336     2,431,359        67,983
        Prepaid expenses                                     (9,637)       (3,655)       54,617
-----------------------------------------------------------------------------------------------
    Total adjustments                                     8,307,758     3,126,699       804,394
-----------------------------------------------------------------------------------------------
Net cash provided by operations                          12,026,437     6,342,226     2,968,759
-----------------------------------------------------------------------------------------------
Investing activities:
  Property, plant and equipment                          (4,492,690)   (3,553,186)   (3,120,831)
  Other - net                                              (597,490)     (276,364)      (92,665)
-----------------------------------------------------------------------------------------------
Net cash used for investing activities                   (5,090,180)   (3,829,550)   (3,213,496)
-----------------------------------------------------------------------------------------------
Financing activities:
  Bank borrowings (repayments)                           (4,921,220)   (2,145,303)    1,314,655
  Dividends                                              (1,331,276)   (1,194,722)   (1,067,599)
  Stock options                                             128,600       317,926            --
-----------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities     (6,123,896)   (3,022,099)      247,056
-----------------------------------------------------------------------------------------------
Increase (decrease) in cash                                 812,361      (509,423)        2,319
Cash - beginning of year                                    364,586       874,009       871,690
-----------------------------------------------------------------------------------------------
Cash - end of year                                      $ 1,176,947   $   364,586   $   874,009
===============================================================================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Income taxes                                        $ 2,141,821   $ 2,382,320   $   976,577
    Interest                                            $   767,189   $   851,533   $   635,227
  Non-cash transactions (See Notes 1 and 7)
===============================================================================================


See accompanying notes.

                   (Page 20 of Annual Report to Shareholders)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             BADGER METER, INC.




Years ended December 31, 1995, 1994 and 1993
============================================================================================================================
                                                                  Class B  Capital in                   Employee     Pension
                                             Common Stock    Common Stock   excess of   Reinvested       benefit   liability
                                          $1.00 par value  $.10 par value   par value     earnings         stock  adjustment
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                     $1,141,004         $56,278  $6,675,436  $19,047,037   $(2,026,092)         --
Net earnings                                                                             2,164,365
Cash dividends, $.64625 per Common share                                                  (736,960)
Cash dividends, $.58750 per Class B
  Common share                                                                            (330,639)
Restricted stock plan (Note 5):
  Amortization of unearned compensation                                                                  148,999
  Shares cancelled (700 shares)                      (700)                    (12,425)                    13,125
Employee stock ownership plan (Note 7):
  Amortization of unearned compensation                                                                  200,000
Tax benefit on dividends (Notes 5 and 7)                                       30,000
Pension liability adjustment (Note 7)                                                                               (295,304)
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                      1,140,304          56,278   6,693,011   20,143,803    (1,663,968)   (295,304)
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                             3,215,527
Cash dividends, $.7095 per Common share                                                   (831,726)
Cash dividends, $.6450 per Class B
  Common share                                                                            (362,996)
Restricted stock plan (Note 5):
  Amortization of unearned compensation                                                                   66,471
  Shares cancelled (1,000 shares)                  (1,000)                    (17,750)                    18,750
  Tax benefit on vested restricted stock                                       37,000
Employee stock ownership plan (Note 7):
  Amortization of unearned compensation                                                                  200,000
Stock options exercised (Note 5)                   18,570                     299,356
Tax benefit on stock options (Note 5)                                          55,000
Treasury stock issued (Note 1)                     30,733                     614,660
Tax benefit on dividends (Notes 5 and 7)                                       27,000
Pension liability adjustment (Note 7)                                                                                (92,969)
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                      1,188,607          56,278   7,708,277   22,164,608    (1,378,747)   (388,273)
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                             3,718,679
Cash dividends, $.7815 per Common share                                                   (931,136)
Cash dividends, $.7110 per Class B
  Common share                                                                            (400,140)
Restricted stock plan (Note 5):
  Amortization of unearned compensation                                                                   76,901
  Tax benefit on vested restricted stock                                        4,000
Employee stock ownership plan (Note 7):
  Amortization of unearned compensation                                                                  200,000
Stock options exercised (Note 5)                    5,000                      81,600
Tax benefit on stock options (Note 5)                                          11,000
Tax benefit on dividends (Notes 5 and 7)                                       27,000
Pension liability adjustment (Note 7)                                                                                 19,295
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                     $1,193,607         $56,278  $7,831,877  $24,552,011   $(1,101,846)  $(368,978)
----------------------------------------------------------------------------------------------------------------------------


See accompanying notes.

     (Pages 21 to 26 of Annual Report to Shareholders)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993                              BADGER METER, INC.


1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PROFILE Badger Meter is a leading marketer and manufacturer of products using flow measurement and control technology serving industrial and utility markets worldwide. Its products are used to measure and control the flow of liquids and gases in a variety of applications. It operates in one segment serving several classes of customers.

     The company serves the flow measurement and control market with products including water meters and associated systems, wastewater meters, industrial meters, small valves and natural gas instrumentation. Because of market differences, the water meters and associated systems have been assigned to the Utility Division, and all of the other products to the Industrial Division.

     CONSOLIDATION The consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly owned as of December 31, 1995. In May 1994, the company exercised its option pursuant to the Purchase and Stock Option Agreement of November 11, 1985, to purchase the remaining 10% of the stock of Precision Measurement Incorporated for 30,733 shares of the company's Common Stock having a market value of $645,393 on the date of the transfer.

     INVENTORIES Inventories are valued at the lower of cost (first-in, first-out method), or market.

     PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation has been provided principally by the straight-line method.

     INTANGIBLE ASSETS Costs of purchased patents are amortized over the lives of the patents. Accumulated amortization at December 31, 1995 and 1994, was $2,173,000 and $2,413,000, respectively.

     RESEARCH AND DEVELOPMENT EXPENDITURES Research and development costs are charged to expense as incurred and amounted to $3,858,000, $3,278,000 and $3,642,000 in 1995, 1994 and 1993, respectively.

     EARNINGS PER SHARE Earnings per share is based on the weighted average shares outstanding during each period.

     USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     FOREIGN CURRENCY TRANSLATION The company's functional currency for all of its foreign subsidiaries is the US dollar. Translation adjustments and transaction gains and losses are recognized in consolidated income as incurred. These amounts are reflected in Other-net in the Statements of Operations and have not been material.

     PROSPECTIVE ACCOUNTING CHANGES In March 1995, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121) and in October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Both standards are effective for fiscal years beginning after December 15, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The company believes that the future adoption of FAS 121 will have no material effect on results of operation or financial position. As allowed by FAS 123, the company intends to continue to use current standards for determining annual compensation charges and will disclose the impact of fair value.

     RECLASSIFICATIONS Certain reclassifications have been made to the 1994 and 1993 financial statements to conform to the 1995 presentation.

2  CLASS B COMMON STOCK

     Holders of Class B Common Stock are restricted in their ability to transfer such shares although they may convert their shares of Class B Common Stock into shares of Common Stock at any time. Holders of Common Stock are entitled to cash dividends per share equal to 110% of all dividends declared and paid on each share of the Class B Common Stock.

     Holders of Class B Common Stock are entitled to ten votes per share on any matters brought before the shareholders of the company while holders of Common Stock are entitled to one vote per share. Liquidation rights are the same for both classes of stock.

3  TRANSACTIONS WITH AFFILIATED COMPANY

     The company owns a 15% interest ($75,000) in a previously wholly-owned Mexican subsidiary, Medidores Azteca, S.A. (Azteca). The company also has a note receivable from the majority shareholders of Azteca, due in monthly installments through the year 2000. The balances outstanding on this note at December 31, 1995 and 1994, were $89,000 and $101,000, respectively. The investment and note receivable are included in other assets in the accompanying consolidated balance sheets.

     During 1995, 1994 and 1993, the company sold approximately $441,000, $974,000 and $685,000 of goods to Azteca. Trade receivables from Azteca at December 31, 1995 and 1994, were $615,000 and $688,000, respectively.

4  SHORT-TERM DEBT AND CREDIT LINES

     Short-term debt at December 31, 1995 and 1994, consisted of:


     -----------------------------------------------
                                1995         1994
     -----------------------------------------------
     Notes payable to banks  $1,057,320   $5,661,540

     Commercial paper         4,458,000    4,775,000
                             ----------  -----------

                TOTAL        $5,515,320  $10,436,540
                             ==========  ===========


     The company has $27,088,000 of short-term credit lines with domestic banks and a foreign bank which includes a $5,000,000 commercial paper line of credit. At December 31, 1995, $5,515,320 of these lines was used, which included $4,458,000 of commercial paper. The weighted average interest rate on the outstanding balance was 5.81% and 6.61% at December 31, 1995 and 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5  RESTRICTED STOCK AND STOCK OPTION PLANS

A.  RESTRICTED STOCK PLAN

     The company's Restricted Stock Plan (The Plan) provided for the award of up to 100,000 shares of the company's Common Stock to certain officers and key employees and for the reimbursement to certain participants for the personal income tax liability resulting from such awards. The company provides for any income tax liability ratably throughout the restricted period. Plan participants are entitled to cash dividends and to vote their respective shares. The sale or transfer of the shares is limited during the restricted period, not exceeding eight years. All eligible shares have been issued. The value of such stock was established by the market price on the date of grant. Restrictions on 2,500 shares expired during 1995.

     Unearned compensation was charged for the market value of the restricted shares as these shares were issued in accordance with The Plan. The unearned compensation is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheets and is being amortized ratably over the restricted period.

     During 1995, 1994 and 1993, $82,000, $101,000 and $178,000 was charged to expense relating to The Plan.

B.  STOCK OPTION PLANS

     The company has three stock option plans (The 1989, 1993 and 1995 Plans) which provide for the issuance of options to key employees of the company to purchase up to an aggregate of 100,000 shares of Common Stock under each plan. The 1993 Plan provided for the issuance of 3,000 options to each director who is not an employee of the company. The option plans are administered by the Compensation Committee of the Board which has the authority to select the participants, the number of shares subject to each option, the option period, the option price and the manner in which options become exercisable. As of December 31, 1995, substantially all of the 1989 and 1993 options have been granted and none of the 1995 options have been granted.

     The following table summarizes the transactions of the company's stock option plans for the three year period ended December 31, 1995:


                                                     Number of Shares      Option Prices
                                                     ----------------  -----------------
Unexercised options outstanding - December 31, 1992            88,800  $16.750 - $17.125
Options granted                                                74,200  $18.000 - $20.000
Options terminated                                             (2,700) $17.125 - $18.000
                                                     ----------------
Unexercised options outstanding - December 31, 1993           160,300  $16.750 - $20.000
Options granted                                                 2,100            $19.125
Options exercised                                             (18,570) $17.125 - $18.000
Options terminated                                             (4,500) $16.750 - $19.125
                                                     ----------------
Unexercised options outstanding - December 31, 1994           139,330  $16.750 - $20.000
Options granted                                                42,100  $22.250 - $19.125
Options exercised                                              (5,000) $16.750 - $19.125
Options terminated                                             (1,800) $16.750 - $22.250
                                                     ----------------
Unexercised options outstanding - December 31, 1995           174,630  $16.750 - $22.250
                                                     ================
Exercisable options - December 31, 1995                       115,030  $16.750 - $20.000
                                                     ================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6  COMMITMENTS AND CONTINGENCIES

A.  COMMITMENTS

     The company leases equipment and facilities under operating leases. Future minimum lease payments under non-cancelable operating leases consisted of the following at December 31, 1995:


                     --------------------------------------
                     1996                          $420,000
                     1997                           201,000
                     1998                            30,000
                     --------------------------------------
                     Total minimum lease payments  $651,000
                     ======================================


     Total rental expense charged to operations under all operating leases was approximately $1,362,000, $1,332,000 and $1,281,000 in 1995, 1994 and 1993,
respectively.

B.  CONTINGENCIES

     In the normal course of business, the company is named in legal procedings. There are currently no material legal proceedings pending with relation to the company.

     The company is subject to contingencies relative to environmental laws and regulations. Currently the company is in the process of resolving several cases relative to landfill sites. The company does not believe the ultimate resolution of these claims will have a material adverse effect on the results of operations. Provision has been made for known settlement costs.

     The company has evaluated its worldwide operations to determine if any risks and uncertanties exist that could severely impact its operations in the near-term. In general the company does not believe that it is at risk. However, the company does rely on single suppliers for certain castings and components in several of its meter lines. Although alternate sources of supply exist for these items, loss of certain suppliers could disrupt operations. To protect itself against such disruption, the company has purchased contingent business interruption insurance which would generally prevent severe financial loss.

7  EMPLOYEE BENEFIT PLANS

A.  PENSION PLANS

     The company maintains non-contributory defined benefit pension plans covering substantially all domestic employees. Benefits from the Salaried Plan are based on compensation and years of service while benefits from the hourly plans are based on years of service. It is the company's policy to fund at least the minimum contribution required by ERISA.

     The following data is provided for the pension plans:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Components of Net Periodic Pension Credit
-------------------------------------------------------------------------------
                                              1995        1994        1993
-------------------------------------------------------------------------------
Service cost -
      benefits earned
      during the year                      $   850,072  $   940,006  $  833,732
Interest cost on projected
      benefit obligations                    2,148,189    1,904,504   1,866,132
Actual (return) loss on
      plan assets                           (6,409,454)     736,097  (1,865,977)
Net amortization
      and deferral                           3,175,733   (3,885,874) (1,128,520)
-------------------------------------------------------------------------------
Net periodic pension
      credit                               $  (235,460) $  (305,267) $ (294,633)
===============================================================================

Reconciliation of Funded Status                           DECEMBER 31,
-----------------------------------------------------------------------------------------
                                               1995                       1994
-----------------------------------------------------------------------------------------
                                          ASSETS   ACCUMULATED       ASSETS   ACCUMULATED
                                          EXCEED      BENEFITS       EXCEED      BENEFITS
                                     ACCUMULATED        EXCEED  ACCUMULATED        EXCEED
                                        BENEFITS        ASSETS     BENEFITS        ASSETS
Actuarial present value of
benefit obligations:
  Vested benefit obligation          $15,563,014   $ 8,135,305  $13,400,664   $ 7,293,688
  Non-vested benefit obligation          296,236       139,133      627,454       210,339
-----------------------------------------------------------------------------------------
  Accumulated benefit obligation     $15,859,250   $ 8,274,438  $14,028,118   $ 7,504,027
=========================================================================================

Projected benefit obligation         $21,711,321   $ 8,274,438  $18,534,624   $ 7,504,027
Plan assets at fair value             27,862,175     6,481,265   23,434,337     5,574,268
-----------------------------------------------------------------------------------------
Plan assets in excess (less than)
  projected benefit obligation         6,150,854    (1,793,173)   4,899,713    (1,929,759)
Unrecognized net (gain) loss           1,728,524       644,041    2,878,458       684,149
Unrecognized prior service cost           14,101       946,850       15,191     1,047,828
Unrecognized transition asset         (2,072,258)      (44,063)  (2,486,709)      (52,876)
Adjustment required to recognize
  minimum liability (1)                       --    (1,546,828)          --    (1,679,101)
-----------------------------------------------------------------------------------------
Prepaid pension asset (liability)
  included in balance sheet          $ 5,821,221   $(1,793,173) $ 5,306,653   $(1,929,759)
=========================================================================================


(1) The provisions of FAS No. 87, "Employers' Accounting for Pensions", require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. This amount has been recorded as a long-term liability with an offsetting intangible asset. Because the asset recognized may not exceed the amount of unrecognized prior service cost and transition obligation on an individual plan basis, the balance, net of tax benefits, is reported as a separate reduction of shareholders' equity at December 31, 1995 and 1994, as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                    1995        1994
-------------------------------------------------------
Minimum liability adjustment     $1,546,828  $1,679,101
Intangible asset                    946,850   1,047,828
-------------------------------------------------------
                                    599,978     631,273
Tax benefit                         231,000     243,000
-------------------------------------------------------
Pension liability adjustment to
  shareholders' equity             $368,978    $388,273
=======================================================



     The actuarial assumptions used in the preparation of the above information for 1995 were 7.5%, 9.0% and 5.0% and for 1994 were 8.25%, 9.0% and 5.0% for the discount rate, long-term rate of return and rate of compensation increases, respectively.

     Plan assets are primarily invested in listed securities and instruments of the U.S. Government.

B.  OTHER POSTRETIREMENT BENEFITS

     In addition to providing pension benefits for its domestic employees, the company has defined dollar postretirement plans that provide medical benefits for retirees and eligible dependents. Substantially all of the company's domestic employees may become eligible for these benefits if they reach normal retirement age while working for the company.

     It is the company's current policy to fund health care benefits on a cash basis. The plans are coordinated with Medicare when a retiree reaches age 65 and the plans require retiree contributions which equaled approximately 5.7% of 1995 and 6.9% of 1994 non-pension postretirement benefits costs, respectively.

     The following tables provide information on the plan status as of December 31,


                                                    1995         1994
------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                        $7,626,000   $7,420,000
 Fully eligible active plan participants          1,042,000      887,000
 Other active participants                        1,757,000    1,407,000
------------------------------------------------------------------------
Total                                            10,425,000    9,714,000

Unrecognized net loss                            (2,029,000)  (1,380,000)
------------------------------------------------------------------------
Accrued postretirement benefit cost
 recognized in the accompanying
 consolidated balance sheet                      $8,396,000   $8,334,000
========================================================================


     The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation (APBO) for 1996 is approximately 8.6% grading down to 5.7%. For 1995, this rate was 8.7% going to 5.7%. The discount rate used to measure the APBO was 7.50% and 8.25% at December 31, 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Net periodic postretirement benefit cost for the years ending December 31,


                                                   1995      1994      1993
  ---------------------------------------------------------------------------

  Service cost, benefits attributed for service
   of active employees for the period            $ 93,000  $102,000  $ 85,000
  Interest cost on the accumulated
   postretirement benefit obligation              771,000   695,000   705,000
  Unrecognized loss                                26,000    29,000        --
  ---------------------------------------------------------------------------

  Net periodic postretirement benefit cost       $890,000  $826,000  $790,000
  ===========================================================================


     The impact of a 1% increase in the health care cost trend rate on the APBO would have been 8.2% at December 31, 1995 and 1994, and would have increased benefit cost by 8.3% for 1995, 8.0% for 1994 and 5.2% for 1993.


C.  BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

     In 1991, the company formed The Badger Meter Employee Savings and Stock Ownership Plan (The ESSOP) and guaranteed a loan made to The ESSOP which had been used to purchase Common Stock of the company from shares held in Treasury. The company is obligated to contribute sufficient cash to The ESSOP to enable it to repay the loan principal and interest. Each payment releases shares of Common Stock (11,428 shares in 1995, 1994 and 1993) for allocation to participants in The ESSOP. In 1993, the shareholders approved an amendment to the company's Restated Articles of Incorporation to permit the transfer of Class B Common Stock as shares equivalent to Common Stock to The ESSOP. As of December 31, 1995, The ESSOP held 12,000 shares of Class B Common Stock in unallocated shares.

     In 1995, The ESSOP renegotiated the terms of the loan. The new terms allow variable payments of principal with the final principal and interest payment due December 1, 2001. The balances at December 31, 1995 and 1994, respectively, were $1,000,000 and $1,200,000. Interest may be charged at either Prime Rate or at LIBOR plus 1.5%. As of December 31, 1995, the LIBOR-based loan had an interest rate of 7.2%.

     The ESSOP includes a voluntary 401(k) savings plan which allows domestic employees to defer up to 15% of their income on a pretax basis. The company matches 25% of each employee's contribution, with the match percentage applying to a maximum of 6%, 5% and 4% of the employee's salary for 1995, 1994 and 1993, respectively. The match is paid in company stock. For 1995, 1994 and 1993, respectively, 11,031, 9,102 and 9,185 shares of Common Stock released through the payment of The ESSOP debt were allocated to participants.

     In addition to the match, the company may, at the discretion of the Board of Directors, allocate additional available shares to participants who are not covered by a collective bargaining agreement. The shares allocated were 2,326 and 2,370 in 1994 and 1993. For 1995, no additional shares were available to allocate.

     The obligation related to The ESSOP has been recorded as long-term debt and a like amount of unearned compensation has been recorded as a reduction of shareholders' equity in the accompanying consolidated balance sheets. Charges to expense were $230,000, $200,000 and $221,000 in 1995, 1994 and 1993, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8  INCOME TAX EXPENSE

     Details of earnings (loss) before income taxes are as follows:




-------------------------------------------------------------------------------------------
                                                           1995        1994        1993
-------------------------------------------------------------------------------------------
Earnings (loss) before income taxes:
 Domestic                                               $5,730,814  $5,053,140  $3,593,885
 Foreign                                                   179,865     (79,613)   (287,520)
-------------------------------------------------------------------------------------------
Total                                                   $5,910,679  $4,973,527  $3,306,365
===========================================================================================
Income taxes:
 Current:
   Federal                                              $1,956,000  $1,658,000  $1,210,000
   State                                                   339,000     300,000     148,000
   Foreign                                                 106,000      41,000      48,000
 Deferred:
   Federal                                                (145,000)   (199,000)   (150,000)
   State                                                   (12,000)     21,000      12,000
   Foreign                                                 (52,000)    (63,000)   (126,000)
-------------------------------------------------------------------------------------------
Total                                                   $2,192,000  $1,758,000  $1,142,000
===========================================================================================

The components of the net deferred tax asset as of December 31, were as follows:


DEFERRED TAX ASSETS:                                                    1995                    1994
----------------------------------------------------------------------------------------------------
Receivables                                                       $   62,000              $   46,000
Inventories                                                          292,000                 233,000
Accrued compensation                                                 695,000                 681,000
Other payables                                                       266,000                 181,000
Non-pension postretirement benefits                                3,231,000               3,207,000
Accrued employee benefits                                          1,132,000                 979,000
Intangible assets                                                     21,000                   5,000
Operating loss carryforward                                          218,000                 137,000
----------------------------------------------------------------------------------------------------
   Total deferred tax assets                                       5,917,000               5,469,000

DEFERRED TAX LIABILITIES:
----------------------------------------------------------------------------------------------------

Prepaid expenses                                                      63,000                  52,000
Depreciation                                                       1,928,000               1,960,000
Prepaid pension                                                    2,328,000               1,987,000
Deferred charges                                                      47,000                 123,000
Other                                                                 15,000                  20,000
----------------------------------------------------------------------------------------------------

   Total deferred tax liabilities                                  4,381,000               4,142,000
----------------------------------------------------------------------------------------------------
   Net deferred tax asset included in balance sheet               $1,536,000              $1,327,000
====================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     An operating loss at a Mexican subsidiary may be carried forward for ten years and there is no limitation on the carryforward of an operating loss at a German subsidiary.

     The provision for income tax differs from the amount which would be provided by applying the statutory U.S. corporate income tax rate of 34% in each year due to the following items:



                                 1995        1994        1993
----------------------------------------------------------------
Provision at statutory rates  $2,010,000  $1,691,000  $1,124,000
State income taxes, net
  of federal tax benefit         216,000     212,000     106,000
Foreign income taxes              (7,000)      5,000      20,000
Tax benefit of FSC              (119,000)   (243,000)    (39,000)
Other                             92,000      93,000     (69,000)
----------------------------------------------------------------
Actual provision              $2,192,000  $1,758,000  $1,142,000
================================================================


     No provision for federal income taxes is made on the earnings of foreign subsidiaries that are considered permanently invested or would be offset by foreign tax credits upon distribution. Such undistributed earnings at December 31, 1995, were $340,000.

9 FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statements of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107) and No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" (FAS
119) became effective for the company as of December 31, 1995. These statements require a disaggregated disclosure of financial instruments with either on-balance sheet or off-balance sheet risk.

     Cash, accounts receivable, accounts payable and other accrued liabilities are reflected in the financial statements at fair value. Short-term debt is comprised of notes payable drawn against the company's lines of credit and commercial paper. Because of the short-term nature of these instruments the carrying value reflects the fair value. The only long-term debt relates to the company's guarantee of The ESSOP debt, which is offset by a similar value in shareholders' equity.

     The company has an interest rate swap agreement with a financial institution based on an amount of $5,000,000 to protect itself from increases in interest rates. The term of the agreement is from June 23, 1994, to December 23, 1998. During this period, the company will make quarterly interest payments at a fixed interest rate of 5.65% on the $5,000,000. At the same time, the company will receive quarterly interest income on the $5,000,000 at a rate based on the one-month weighted average commercial paper rate (5.81% at December 31, 1995). No funds were actually borrowed or are to be repaid. During 1995 and 1994, the net cost (income) of this agreement of ($17,000) and $19,000 was recorded. Of the net unrealized gain (loss) as of December 31, 1995 and 1994, a net loss of ($30,000) and a net gain of $380,000, respectively, has not been reflected in the financial statements.

     The company utilizes letters of credit to back certain insurance policies and, in Europe, to guarantee performance. The letters of credit reflect fair value as a condition of their underlying purpose. The value of these letters of credit was approximately $300,000 at December 31, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



10  INDUSTRY SEGMENTS

     The company operates in one industry segment as a marketer and manufacturer of various flow measurement products.

                                                                   DECEMBER 31,
                                                              --------------------
                                                               1995   1994    1993
----------------------------------------------------------------------------------
Exports to non-affiliated companies to consolidated net sales   11%    11%      4%
Net sales by foreign subsidiaries to consolidated net sales      7%     7%      6%
Assets of foreign subsidiaries to consolidated assets            7%     7%      5%
Operating profits (loss) for foreign subsidiaries ($000)       $244  $(63)  $(237)
==================================================================================


11  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED), COMMON STOCK PRICE AND
DIVIDENDS


                                                 QUARTER ENDED
                            -------------------------------------------------------
                            MARCH 31          JUNE 30     SEPTEMBER 30  DECEMBER 31
----------------------------------------------------------------------------------
                             (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
1995
Net sales                    $27,928          $28,579          $25,856      $26,281
Gross profit                 $ 9,737          $ 9,991          $ 9,494      $ 9,922
Net earnings                 $   857          $ 1,051          $   915      $   896
Per share:
 Net earnings                $   .49          $   .60          $   .52      $   .51
 Dividends declared          $ .1815          $   .20          $   .20      $   .20
Stock price:
 High                        $24.125          $26.375          $26.750      $27.000
 Low                         $22.125          $23.000          $23.125      $22.875
 Quarter-end close           $23.375          $23.625          $26.250      $26.500

1994
Net sales                    $20,942          $25,847          $25,870      $26,496
Gross profit                 $ 8,084          $ 9,534          $ 9,375      $ 9,355
Net earnings                 $   580          $   923          $   893      $   820
Per share:
 Net earnings                $   .34          $   .54          $   .51      $   .47
 Dividends declared          $ .1650          $ .1815          $ .1815      $ .1815
Stock price:
 High                        $24.500          $23.250          $27.250      $28.000
 Low                         $19.000          $19.375          $22.000      $21.750
 Quarter-end close           $21.625          $22.375          $26.000      $23.875


Badger Meter, Inc. Common Stock is listed on the American Stock Exchange under the symbol BMI.

There is no market for Badger Meter Class B Common Stock due to transfer restrictions. Class B Common Stock is equivalent in value to Common Stock.
A Class B Common Stock cash dividend of $.1650 per share was declared for the 1st quarter of 1995 and a $.1820 cash dividend per share was declared for the 2nd, 3rd and 4th quarters of 1995.

                  (Page 27 of Annual Report to Shareholders)


REPORT OF INDEPENDENT AUDITORS


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors
  and Shareholders
Badger Meter, Inc.

We have audited the accompanying consolidated balance sheets of Badger Meter, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Badger Meter, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




                                                         Ernst & Young LLP


Milwaukee, Wisconsin
January 31, 1996

                   (Page 28 of Annual Report to Shareholders)

TEN YEAR SUMMARY OF SELECTED DATA




Badger Meter, Inc. Years ended December 31 (Thousands of dollars except per share data)
====================================================================================================================================
                                     1995         1994       1993           1992         1991         1990         1989
------------------------------------------------------------------------------------------------------------------------------------

OPERATING RESULTS
Net sales                       $   108,644      99,155     84,497          82,106       78,417       77,100       72,266
Research and
  development                   $     3,858       3,278      3,642           4,119        4,046        3,863        3,614
Earnings before
  income taxes                  $     5,911       4,974      3,306           1,160        2,419        3,507        3,798
Earnings before
  changes in
  accounting                    $     3,719       3,216      2,164             802        1,648        2,332        2,375
Cumulative effect
  of changes
  in accounting                          --          --         --          (4,684)          --           --           --
Net earnings (loss)             $     3,719       3,216      2,164          (3,882)       1,648        2,332        2,375
Earnings to sales *                    3.4%        3.2%       2.6%            1.0%         2.1%         3.0%         3.3%
------------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE
Earnings before
  changes in
  accounting                    $      2.12        1.86       1.27             .47          .97         1.45         1.54
Cumulative effect
  of changes
  in accounting                          --          --         --           (2.75)          --           --           --
Net earnings (loss)             $      2.12        1.86       1.27           (2.28)         .97         1.45         1.54
Cash dividends
  declared:
  Common Stock                  $     .7815       .7095     .64625            .605         .605         .605        .5775
  Class B
   Common Stock                 $     .7110       .6450      .5875             .55          .55          .55         .525
Price range                     $ 27-22 1/8       28-19  22-17 3/4   17 3/4-14 3/4    18-13 5/8    19 7/8-13    22 7/8-16
Closing price                   $    26 1/2      23 7/8     19 1/8          17 1/2       15 3/8       13 7/8       19 5/8
Book value                      $     18.31       16.76      15.31           14.61        17.21        16.57        16.78
------------------------------------------------------------------------------------------------------------------------------------
SHARES OUTSTANDING
Common Stock                      1,193,607   1,188,607  1,140,304       1,141,004    1,139,804    1,137,204      969,157
Class B Common Stock                562,785     562,785    562,785         562,785      562,785      562,785      574,385
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                 $    16,178      14,569     12,010           9,876        9,842       18,365       13,803
Current ratio                      2.1 to 1    1.7 to 1   1.6 to 1        1.6 to 1     1.6 to 1     3.3 to 1     2.1 to 1
Net cash provided
  by operations                 $    12,026       6,342      2,969           3,833        5,410        5,132        3,342
Capital expenditures            $     4,493       3,553      3,121           3,496        3,335        4,901        4,376
Total assets                    $    60,527      61,993     57,627          53,895       51,199       50,670       46,672
Long-term debt                  $     1,000       1,200      1,400           1,700        1,900       10,400        5,183
Shareholders' equity            $    32,163      29,351     26,074          24,894       29,303       28,168       25,897
Debt to total
  capitalization                      16.8%       28.4%      34.9%           34.2%        28.7%        30.5%        29.2%
Return on shareholders'
  equity *                            11.6%       11.0%       8.3%            3.2%         5.6%         8.3%         9.2%
Price/earnings ratio *                12.5        12.8        15.1            37.2         15.9          9.6         12.7
------------------------------------------------------------------------------------------------------------------------------------

=============================================================
                            1988         1987         1986
-------------------------------------------------------------
OPERATING RESULTS
Net sales                 71,150         66,737       60,947
Research and
  development              3,077          2,896        3,429
Earnings before
  income taxes             3,359          3,072        1,289
Earnings before
  changes in
  accounting               2,071          1,799        1,172
Cumulative effect
  of changes
  in accounting               --             --           --
Net earnings (loss)        2,071          1,799        1,172
Earnings to sales *         2.9%           2.7%         1.9%
------------------------------------------------------------
PER COMMON SHARE
Earnings before
  changes in
  accounting                1.38           1.21          .80
Cumulative effect
  of changes
  in accounting               --             --           --
Net earnings (loss)         1.38           1.21          .80
Cash dividends
  declared:
  Common Stock               .55            .55         .475
  Class B
   Common Stock              .50            .50           --
Price range           20 1/4 -12  24 1/4-10 5/8    19 5/8-12
Closing price             18 1/8         12 5/8       14 1/8
Book value                 15.77          14.89        14.06
------------------------------------------------------------
SHARES OUTSTANDING
Common Stock             932,657        868,085      848,559
Class B Common Stock     587,385        617,385      622,885
------------------------------------------------------------
FINANCIAL POSITION
Working capital           13,599         14,186       12,441
Current ratio           2.4 to 1       2.5 to 1     2.2 to 1
Net cash provided
  by operations            5,846          3,631            4
Capital expenditures       2,904          1,545        3,997
Total assets              41,787         41,454       40,109
Long-term debt             5,267          7,050        7,455
Shareholders' equity      23,975         22,118       20,688
Debt to total
  capitalization           25.9%          32.9%        36.2%
Return on shareholders'
  equity *                  8.6%           8.1%         5.7%
Price/earnings ratio *      13.1           10.4         17.7
------------------------------------------------------------
*Prior to accounting changes