Form 10-K, Exhibit 13
period 1996-12-31
BADGER METER INC
filed 1997-03-31
CIK 9092

                                                                  Exhibit (13.0)









 Portions of Annual Report to Shareholders that are incorporated by reference.

                   (Page 1 of Annual Report to Shareholders)

                               BADGER METER, INC.

                     F I N A N C I A L  H I G H L I G H T S

                           December 31, 1996 and 1995


                                                  1996                 1995           %CHANGE
---------------------------------------------------------------------------------------------
OPERATIONS
  Net sales                                  $116,018,000         $108,644,000           6.8
  Net earnings                               $  5,127,000         $  3,719,000          37.9
---------------------------------------------------------------------------------------------
PER SHARE
  Net earnings:
    Primary                                  $       1.39         $       1.06          31.1
    Fully diluted                            $       1.36         $       1.06          28.3
  Cash dividends declared:
    Common Stock                             $      .4300         $      .3908          10.0
    Class B Common Stock                     $      .3910         $      .3555          10.0
  Net book value                             $      10.32         $       9.16          12.7
---------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION
  Working capital                            $ 17,645,000         $ 16,178,000           9.1
  Current ratio                                  2.0 to 1             2.1 to 1          (4.8)
  Long-term debt                             $  1,091,000         $  1,000,000           9.1
  Shareholders' equity                       $ 36,638,000         $ 32,163,000          13.9
  Net earnings as a percent of equity                14.0%                11.6%         20.7
=============================================================================================
OTHER
  Number of employees                                 940                  904           4.0
  Number of shareholders:
    Common Stock:
      In employee plans                               695                  678           2.5
      Of record                                       579                  608          (4.8)
    Class B Common Stock                                9                    9             0
  Shares outstanding:
    Common Stock                                2,426,376            2,387,214           1.6
    Class B Common Stock                        1,125,570            1,125,570             0
=============================================================================================

                (Page 14 to 16 of Annual Report to Shareholders)

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS DESCRIPTION

Badger Meter, Inc. serves the flow measurement and control market worldwide with products including water meters and related meter reading technologies, wastewater meters, industrial meters, small valves and natural gas meters and related instrumentation. The company operates in one business segment with three internal operating units: Utility, Industrial and International. The Utility and Industrial divisions market their products in the U.S. and Canada, while the International Division markets both utility and industrial products in other countries throughout the world. The company has continued to see growth in both its domestic and international markets.

RESULTS OF OPERATIONS

SALES
Badger Meter's sales increased $7,374,000 and $9,489,000, or 6.8% and 9.6% in
1996 and 1995, respectively.   Sales trends are primarily affected by new
product sales and general market conditions. Residential water meter sales for the past several years have been impacted by a general industry movement away from manually-read meters to automated meter reading technologies.

Both years were favorably affected by increased unit sales of the TRACE radio-frequency automated meter reading system and increased European sales of lubrication meters. In addition, the 1996 sales increase was impacted by favorable pricing of meter products, improved channels of distribution and increased sales of primary flow elements. The 1995 sales increase was also favorably affected by increased sales volumes of large Recordall meters and Research Control valves.

Badger Meter continues to improve existing products and develop new products, primarily in the areas of meter reading technologies, ultrasonic meters, residential and commercial meters, lubrication meters, valves and natural gas instrumentation. Increases in sales of new products depends upon the rate of acceptance of the new technologies, both domestically and internationally, and overall market conditions. Sales of mature product lines are directly related to the strength of the various markets utilizing those products and the development of products to replace them.

International sales are comprised primarily of sales of industrial metering products in Europe and sales of automated meter reading technologies in Mexico. Major sales of TRACE radio-frequency meter reading systems under a single contract to Mexico contributed significantly to 1994 and 1995 sales. In 1996, these sales decreased as this contract neared completion. However, this impact was partially offset by additional sales to Mexico through expansion of the original contract . The company continues to pursue new business opportunities in Mexico, as well as worldwide. Because the company does business in Mexico in U.S. dollars, Badger Meter experienced no currency losses on Mexican business in 1994, 1995 or 1996.

The company's sales growth is derived from both new products and alliances that have been, and continue to be developed with other companies. Badger Meter's strategy is to meet customers' metering needs with its proprietary technologies or other technologies available through alliances in the marketplace. Both alternatives enable the company to sell its products either as part of a proprietary technology or as components that interface with systems developed by other companies. For example, Badger Meter has a long-term distribution agreement with American Meter Company and in 1996 added to that by obtaining worldwide distribution rights to the TRACE technology for the water market. Related to ultrasonic flowmeters, the company entered into a joint marketing agreement in 1996 with ADS Environmental Services.
The company also formed a joint venture in 1996 with Instromet International for marketing and selling gas measurement products.

GROSS PROFIT MARGINS
Gross profit margins were 36.7%, 36.0% and 36.7% for 1996, 1995 and 1994,
respectively.   These margin variations result primarily from changes in
product mix between years.   The decrease in margins from 1994 to 1995 was due
primarily to increased sales of lower-margin meter reading technology products. Although sales of meter reading technology products again increased in 1996, manufacturing cost improvements have increased the margins on these products and enabled the company to maintain stable margins in total.

In 1995, the company experienced price increases in castings, plastic resin, glass, electronic components and cartons. Increases in raw material prices were more moderate in 1996. Competitive marketing conditions make it somewhat difficult to pass along all of the raw material cost increases through higher selling prices. Offsetting the increased raw material prices are cost reductions resulting from capital investment to improve manufacturing equipment and systems and from continued savings achieved from the company's cost improvement programs. Higher unit volumes in the meter reading technology product line also offset some of the raw material price increases.

OTHER FACTORS
Marketing and administrative costs increased 6.6% in 1996 and 4.7% in 1995, which were both less than the percentage increases in sales for each year. The higher 1996 increase was due primarily to increased incentive compensation costs and costs associated with the formation of the International Division in 1996.

Research and engineering costs increased 9.4% from 1994 to 1995, but were essentially flat between 1995 and 1996. The increased expenditures in 1995 related primarily to expansion of the meter reading technology products, development of a new line of large utility meters and the continued upgrade and expansion of the ultrasonic and natural gas instrumentation product lines. In 1996, work continued in all of these areas but the engineering expenditures leveled off as certain product development cycles reached successful conclusion.

Interest expense decreased in both 1995 and 1996 due to a combination of lower interest rates and lower debt balances. Other expenses increased in 1995 due primarily to foreign currency translation losses, but decreased in 1996 as hedging activities eliminated any such losses. The company uses a combination of foreign currency forward contracts and lines of credit with foreign banks to reduce the impact of changes in the value of its existing foreign currency commitments and net asset positions.

INCOME TAXES
Income tax as a percentage of earnings before income taxes was 37.2%, 37.1% and
35.3% for 1996, 1995 and 1994, respectively.   The increase in the percentage
from 1994 to 1995 was due to a reduction in the amount of the tax benefit of the company's foreign sales corporation ("FSC"). In 1996, the FSC benefit increased again, but was offset by higher taxes on foreign operations.

The company currently has a net deferred tax asset of approximately $1,257,000, reflecting the net temporary differences between financial reporting and tax reporting. The majority of this net asset relates to deferred payments for employee benefit plans and is expected to reverse as future payments exceed expenses.

NET EARNINGS AND EARNINGS PER SHARE
The 1996 record earnings resulted from the increased sales, improved margins, level research and engineering expenditures and lower interest and other expenses. The 1995 earnings improvement reflected the increased sales and reduced interest expense. This was partially offset by a decrease in gross profit margins and increased research and engineering expenditures.
Net earnings increased 15.6% from 1994 to 1995, while primary earnings per share increased at a lower rate, 14%, due to an increase in the shares outstanding between the periods. For both 1995 and 1994, the per share information was computed using the average number of share outstanding without consideration of the impact of stock options because the dilution from such options was less than 3%. For 1996, dilution exceeded 3% and therefore the impact of stock options outstanding was factored into the calculation. As a result, while net earnings increased 37.9% from 1995 to 1996, primary earnings per share increased 31.1%, due to increased shares outstanding and the impact of stock options outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations increased from $6.3 million in 1994 to $12 million in 1995, due to increased earnings and reduced inventory and receivable balances. In 1996, cash provided by operations decreased to $9.9 million as inventory and receivable balances increased to support higher sales levels, partially offset by increased earnings and higher payables related to increased purchasing activity.

Capital expenditures were $5.4 million in 1996, $4.5 million in 1995 and $3.6 million in 1994. These increased levels of expenditures enabled the company to continue to expand production capacity to meet higher sales requirements, improve manufacturing processes to achieve higher quality and lower costs, and to improve facilities for marketing and administrative personnel.

The company used cash provided by operations to reduce its debt levels by $2.9 million in 1996, $4.9 million in 1995 and $2.1 million in 1994. Total debt at December 31, 1996 was $3.7 million, compared to $6.5 million at December 31,
1995 and $11.6 million at December 31, 1994.   Total indebtedness at December
31, 1996 consisted of commercial paper, bank debt and a capital lease. During 1994 and 1995, the company had an interest rate swap agreement to minimize exposure to short-term interest rate fluctuations. Due to the reduced risk as a result of decreased debt levels, this agreement was terminated during 1996.

Other significant changes in balance sheet accounts during 1996 include an increase in other accrued liabilities, primarily due to provisions for other after-sale costs. Intangible assets (primarily patents) decreased due to normal annual amortization, and the prepaid pension asset increased due to payments in excess of the pension provision. As a result of the merger of its overfunded and underfunded pension plans as of December 31, 1996, the company eliminated its minimum pension liability adjustment to equity.

The company's financial condition remains strong. The company believes that its cash, other liquid assets, operating cash flows and available borrowing capacity of over $24 million at December 31, 1996, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of capacity and development of new products.

ENVIRONMENTAL MATTERS

The company's domestic and international operations are subject to various environmental statutes and regulations. The company believes it is in compliance with such existing domestic and foreign environmental statutes and regulations. Currently, the company is in the process of resolving a case relative to a landfill site, as well as litigation alleging violation of California's Proposition 65. The company believes the ultimate resolution of these claims will not have a material adverse effect on the results of operations. Provision has been made for known settlement costs.

                   (Page 17 of Annual Report to Shareholders)

                               BADGER METER, INC.

     C O N S O L I D A T E D  S T A T E M E N T S  O F  O P E R A T I O N S
                  Years ended December 31, 1996, 1995 and 1994


                                                         1996          1995         1994
----------------------------------------------------------------------------------------
Net sales                                        $116,018,255  $108,644,001  $99,154,839
Operating costs and expenses:
  Cost of sales                                    73,489,917    69,499,606   62,806,600
  Marketing and administrative                     27,347,697    25,643,624   24,501,650
  Research and engineering                          6,426,063     6,479,329    5,923,735
----------------------------------------------------------------------------------------
                                                  107,263,677   101,622,559   93,231,985
----------------------------------------------------------------------------------------
Operating earnings                                  8,754,578     7,021,442    5,922,854
Other  deductions:
  Interest expense                                    367,728       721,250      829,643
  Other - net                                         220,185       389,513      119,684
----------------------------------------------------------------------------------------
                                                      587,913     1,110,763      949,327
----------------------------------------------------------------------------------------
Earnings before income taxes                        8,166,665     5,910,679    4,973,527
Provision for income taxes (Note 8)                 3,040,000     2,192,000    1,758,000
----------------------------------------------------------------------------------------
Net earnings                                     $  5,126,665  $  3,718,679  $ 3,215,527
========================================================================================
Earnings per share:
  Primary                                        $       1.39  $       1.06  $       .93
  Fully diluted *                                $       1.36  $       1.06  $       .93
----------------------------------------------------------------------------------------
Weighted average shares used in computation of:
 Primary                                            3,698,462     3,508,450    3,461,530
 Fully diluted *                                    3,781,780     3,508,450    3,461,530
========================================================================================

* Dilution was not significant  in 1995 and 1994.

See accompanying notes.

                   (Page 18 of Annual Report to Shareholders)

                               BADGER METER, INC.

              C O N S O L I D A T E D  B A L A N C E  S H E E T S
                           December 31, 1996 and 1995


                                                                                          1996           1995
------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash                                                                                   $  1,123,145   $  1,176,947
Receivables (Note 3)                                                                     15,498,461     13,661,094
Inventories:
Finished goods                                                                            3,577,268      3,403,329
Work in process                                                                           8,466,296      6,750,432
Raw materials and purchased parts                                                         5,462,619      5,680,616
------------------------------------------------------------------------------------------------------------------
Total inventories                                                                        17,506,183     15,834,377
Prepaid expenses                                                                            917,761        744,989
------------------------------------------------------------------------------------------------------------------
Total current assets                                                                     35,045,550     31,417,407
Property, plant and equipment, at cost:
Land and improvements                                                                     2,770,286      2,759,230
Buildings and improvements                                                               12,270,624     11,354,085
Machinery and equipment                                                                  42,070,255     40,987,455
------------------------------------------------------------------------------------------------------------------
                                                                                         57,111,165     55,100,770
Less accumulated depreciation                                                           (37,751,230)   (37,714,079)
------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                        19,359,935     17,386,691
Intangible assets, at cost less accumulated amortization                                    877,621      1,216,645
Prepaid pension (Note 7)                                                                  7,102,215      5,821,221
Deferred income taxes (Note 8)                                                            1,256,917      1,536,120
Deferred charges and other assets (Note 7)                                                2,491,032      3,148,437
------------------------------------------------------------------------------------------------------------------
                                                                                       $ 66,133,270   $ 60,526,521
==================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt (Notes 4 and 6)                                                        $  2,634,326   $  5,515,320
Payables                                                                                  7,102,025      4,230,517
Accrued compensation and employee benefits                                                4,762,988      4,249,643
Other accrued liabilities                                                                 1,928,701        690,857
Income and other taxes                                                                      972,400        553,355
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                17,400,440     15,239,692
Accrued non-pension postretirement benefits (Note 7)                                      8,106,000      8,396,000
Other accrued employee benefits (Notes 5 and 7)                                           2,898,538      3,727,880
Long-term debt (Notes 6 and 7)                                                            1,090,608      1,000,000
Commitments and contingencies (Note 6)
Shareholders' equity:  (Notes 2, 5 and 7)
Common Stock, $1 par; authorized 5,000,000 shares;
issued 3,154,566 shares in 1996 and 1,551,912 shares in 1995                              3,154,566      1,551,912
Class B Common Stock, $.10 par; authorized 5,000,000 shares;
issued 1,125,570 shares in 1996 and 562,785 shares in 1995                                  112,557         56,278
Capital in excess of par value                                                            6,802,690      7,831,877
Reinvested earnings                                                                      28,199,737     24,552,011
Less:Employee benefit stock                                                              (1,052,596)    (1,101,846)
Pension liability adjustment (Note 7)                                                             0       (368,978)
Treasury stock, at cost, 728,190 shares in 1996 and 358,305 in 1995                        (579,270)      (358,305)
------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                               36,637,684     32,162,949
------------------------------------------------------------------------------------------------------------------
                                                                                       $ 66,133,270   $ 60,526,521
==================================================================================================================

See accompanying notes.

                   (Page 19 of Annual Report to Shareholders)

                               BADGER METER, INC.

     C O N S O L I D A T E D  S T A T E M E N T S  O F  C A S H  F L O W S
                  Years ended December 31, 1996, 1995 and 1994


                                                               1996          1995          1994
-----------------------------------------------------------------------------------------------
Operating activities:
  Net earnings                                          $ 5,126,665   $ 3,718,679   $ 3,215,527
  Adjustments to reconcile net earnings to net cash
    provided by operations:
      Depreciation                                        3,521,521     3,522,944     3,467,618
      Amortization                                          597,888       874,683       968,585
      Noncurrent employee benefits                         (882,718)     (205,529)     (154,947)
      Deferred income taxes                                 279,203      (209,380)     (325,740)
      Other                                                  37,634       200,329        94,346
      Changes in:
        Receivables                                      (1,837,367)      771,123    (2,868,621)
        Inventories                                      (1,671,805)    2,632,889      (482,246)
        Current liabilities other than short-term debt    4,879,818       730,336     2,431,359
        Prepaid expenses                                   (172,774)       (9,637)       (3,655)
-----------------------------------------------------------------------------------------------
    Total adjustments                                     4,751,400     8,307,758     3,126,699
-----------------------------------------------------------------------------------------------
Net cash provided by operations                           9,878,065    12,026,437     6,342,226
-----------------------------------------------------------------------------------------------
Investing activities:
  Property, plant and equipment                          (5,381,505)   (4,492,690)   (3,553,186)
  Other - net                                              (548,303)     (597,490)     (276,364)
-----------------------------------------------------------------------------------------------
Net cash used for investing activities                   (5,929,808)   (5,090,180)   (3,829,550)
-----------------------------------------------------------------------------------------------
Financing activities:
  Bank borrowings (repayments)                           (2,941,280)   (4,921,220)   (2,145,303)
  Dividends                                              (1,478,939)   (1,331,276)   (1,194,722)
  Stock options and ESSOP                                   639,125       128,600       317,926
  Purchase of treasury stock                               (220,965)            0             0
-----------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities     (4,002,059)   (6,123,896)   (3,022,099)
-----------------------------------------------------------------------------------------------
Increase (decrease) in cash                                 (53,802)      812,361      (509,423)
Cash - beginning of year                                  1,176,947       364,586       874,009
-----------------------------------------------------------------------------------------------
Cash - end of year                                      $ 1,123,145   $ 1,176,947   $   364,586
===============================================================================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Income taxes                                        $ 2,348,337   $ 2,141,821   $ 2,382,320
    Interest                                            $   377,931   $   767,189   $   851,533
Non-cash transaction (Note 7)
===============================================================================================

See accompanying notes.

                   (Page 20 of Annual Report to Shareholders)

                               BADGER METER, INC.

C O N S O L I D A T E D  S T A T E M E N T S  O F  S H A R E H O L D E R S'
                                 E Q U I T Y
                  Years ended December 31, 1996, 1995 and 1994



                                                         Class B    Capital in                    Employee     Pension
                                                Common    Common     excess of    Reinvested       benefit   liability    Treasury
                                                 Stock     Stock     par value      earnings         stock  adjustment       stock
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                 $1,498,609   $ 56,278  $ 6,693,011   $20,143,803   $(1,663,968)  $(295,304)  $(358,305)
Net earnings                                                                      3,215,527
Cash dividends, $.3548 per Common share                                            (831,726)
Cash dividends, $.3225 per Class B Common
  share                                                                            (362,996)
Restricted stock plan (Note 5):
  Amortization of unearned compensation                                                            66,471
  Shares canceled                              (1,000)                (17,750)                     18,750
  Tax benefit on vested restricted stock                               37,000
Employee stock ownership plan (Note 7):
  Amortization of unearned compensation                                                           200,000
Stock options exercised (Note 5)               18,570                 299,356
Tax benefit on stock options (Note 5)                                  55,000
Treasury stock issued                          30,733                 614,660
Tax benefit on dividends (Notes 5 and 7)                               27,000
Pension liability adjustment (Note 7)                                                                         (92,969)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                  1,546,912     56,278    7,708,277    22,164,608    (1,378,747)   (388,273)   (358,305)
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                      3,718,679
Cash dividends, $.3908 per Common share                                            (931,136)
Cash dividends, $.3555 per Class B Common
  share                                                                            (400,140)
Restricted stock plan (Note 5):
  Amortization of unearned compensation                                                            76,901
  Tax benefit on vested restricted stock                                4,000
Employee stock ownership plan (Note 7):
  Amortization of unearned compensation                                                           200,000
Stock options exercised (Note 5)                5,000                  81,600
Tax benefit on stock options (Note 5)                                  11,000
Tax benefit on dividends (Notes 5 and 7)                               27,000
Pension liability adjustment (Note 7)                                                                          19,295
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                  1,551,912     56,278    7,831,877    24,552,011    (1,101,846)   (368,978)   (358,305)
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                      5,126,665
Cash dividends, $.430 per Common share                                           (1,038,841)
Cash dividends, $.391 per Class B Common
   share                                                                           (440,098)
Restricted stock plan (Note 5):
  Amortization of unearned compensation                                                            39,875
  Shares Canceled                                (500)                 (8,875)                      9,375
  Tax benefit on vested restricted stock                               13,000
Stock options exercised (Note 5)               24,600                 428,935
Tax benefit on stock options (Note 5)                                 103,000
Tax benefit on dividends (Notes 5 and 7)                               27,000
Pension liability adjustment (Note 7)                                                                         368,978
Shares purchased by ESSOP Participants          1,271                  36,394
Treasury stock issued                                                   4,921                                                 210
Treasury stock purchased                                                                                                 (221,175)
Two-for-one stock split                     1,577,283     56,279   (1,633,562)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                 $3,154,566   $112,557  $ 6,802,690   $28,199,737   $(1,052,596)  $      (0)  $(579,270)
==================================================================================================================================

See accompanying notes.

               (Pages 21 to 26 of Annual Report to Shareholders)

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1996, 1995 and 1994

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PROFILE Badger Meter is a leading marketer and manufacturer of products using flow measurement and control technology. It operates in one business segment. Its products are used to measure and control the flow of liquids and gases in a variety of applications.

     The company serves the flow measurement and control market worldwide with products including water meters and associated systems, wastewater meters, industrial meters, small valves and natural gas meters and related instrumentation.

     CONSOLIDATION The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries.

     REVENUE RECOGNITION Revenues are recognized from product sales upon shipment. The company estimates and records provisions for warranties and other after-sale costs in the period the sale is reported. Such provisions are included in other accrued liabilities.

     INVENTORIES Inventories are valued at the lower of cost (first-in, first-out method), or market.

     PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation has been provided principally by the straight-line method.

     INTANGIBLE ASSETS Costs of purchased patents are amortized over the lives of the patents. Accumulated amortization at December 31, 1996 and 1995, was $2,512,000 and $2,173,000, respectively.

     TREASURY STOCK   Treasury stock is stated at cost.  In 1996, the Board of
Directors authorized the repurchase of up to 350,000 shares of stock. During 1996, the company purchased 12,000 shares, which were added to treasury stock.

     RESEARCH AND DEVELOPMENT Research and development costs are charged to expense as incurred and amounted to $3,851,000, $3,858,000 and $3,278,000 in 1996, 1995 and 1994, respectively.

     EARNINGS PER SHARE For 1995 and 1994, earnings per share is based on the weighted-average shares outstanding during each period. Dilution from common stock equivalents was less than 3% in both years. For 1996, earnings per share is based on the weighted-average common and common equivalent shares (stock options) outstanding during the year.

     USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     FOREIGN CURRENCY TRANSLATION The company's functional currency for all of its foreign subsidiaries is the U.S. dollar. Translation adjustments and transaction gains and losses are recognized in consolidated income as incurred. These amounts are reflected in Other-net in the Statements of Operations and have not been material.

     PROSPECTIVE ACCOUNTING CHANGES In October 1996, the Accounting Standards Executive Committee issued Statement of Position 96-1 (SOP), to be effective in 1997. The SOP provides guidance for determining when an environmental liability should be recorded. The company believes that future adoption of the SOP will have no material effect on results of operations or financial position.

     RECLASSIFICATIONS Certain reclassifications have been made to the 1995 consolidated balance sheet to conform to the 1996 presentation.

2  COMMON STOCK

     On February 14, 1997, the Board of Directors declared a two-for-one stock split on the company's Common Stock and Class B Common Stock effected in the form of a 100% stock dividend, payable on April 18, 1997, to shareholders of record at the close of business on March 27, 1997. In this report, all per share amounts and numbers of shares have been restated to reflect this stock split. In addition, Common Stock, Class B Common Stock and capital in excess of par value as of December 31, 1996, have been restated to reflect this split.

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

3  TRANSACTIONS WITH AFFILIATED COMPANY

     The company carries its 15% interest in a Mexican company, Medidores Azteca, S.A. (Azteca) at cost ($75,000). During 1996, 1995 and 1994, the company sold approximately $1,175,000, $441,000 and $974,000 of goods to Azteca. Trade receivables from Azteca at December 31, 1996 and 1995, were $541,000 and $615,000, respectively.

4  SHORT-TERM DEBT AND CREDIT LINES

     Short-term debt at December 31, 1996 and 1995, consisted of:


                                                        1996        1995
       -----------------------------------------------------------------
       Notes payable to banks                     $1,439,040  $1,057,320
       Commercial paper                            1,135,000   4,458,000
       Current portion of capital lease (Note 6)      60,286           0
       -----------------------------------------------------------------
                   TOTAL                          $2,634,326  $5,515,320
       =================================================================

     The company has $26,948,000 of short-term credit lines with domestic banks and a foreign bank which includes a $5,000,000 commercial paper line of credit. At December 31, 1996, $2,574,040 of these lines was used, which included $1,135,000 of commercial paper. The weighted-average interest rate on the outstanding balance was 5.22% and 5.81% at December 31, 1996 and 1995.

5  RESTRICTED STOCK AND STOCK OPTION PLANS

A.  RESTRICTED STOCK PLAN
     The company's Restricted Stock Plan (The Plan) provided for the award of up to 200,000 shares of the company's Common Stock to certain officers and key employees and for the reimbursement to certain participants for the personal income tax liability resulting from such awards. The company provides for any income tax liability ratably throughout the restricted period. Plan participants are entitled to cash dividends and to vote their respective shares. The sale or transfer of the shares is limited during the restricted period, not exceeding eight years. All eligible shares have been issued. The value of such stock was established by the market price on the date of grant. Restrictions on 6,000 shares expired during 1996 and 1,000 shares were canceled.

     Unearned compensation was charged for the market value of the restricted shares as these shares were issued in accordance with The Plan. The unearned compensation is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheets and is being amortized ratably over the restricted period. During 1996, 1995 and 1994, $43,000, $82,000 and $101,000 was charged to expense relating to The Plan.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

B.  STOCK OPTION PLANS
     The company has three stock option plans which provide for the issuance of options to key employees and directors of the company. Each plan authorizes the issuance of options to purchase up to an aggregate of 200,000 shares of Common Stock, with vesting periods of up to three years and maximum option terms of ten years. As of December 31, 1996, options to purchase approximately 68,000 shares are available for issue.

     The following table summarizes the transactions of the company's stock option plans for the three year period ended December 31, 1996:

                                                                Weighted-Average
                                        Number of Shares          Exercise Price
---------------------------------------------------------------------------------
Unexercised options outstanding -
December 31, 1993                               320,600                   $ 9.06
Options granted                                   4,200                   $ 9.57
Options exercised                               (37,140)                  $ 8.57
Options forfeited                                (9,000)                  $ 8.72
---------------------------------------------------------------------------------
Unexercised options outstanding -
December 31, 1994                               278,660                   $ 9.14
Options granted                                  84,200                   $11.25
Options exercised                               (10,000)                  $ 8.66
Options forfeited                                (3,600)                  $ 8.57
---------------------------------------------------------------------------------
Unexercised options outstanding -
December 31, 1995                               349,260                   $ 9.64
Options granted                                 144,168                   $12.96
Options exercised                               (49,200)                  $ 9.22
Options forfeited                                (8,468)                  $10.67
---------------------------------------------------------------------------------
Unexercised options outstanding -
December 31, 1996                               435,760                   $10.77
  Price range $8.38-$12.88
   (weighted-average contractual life
    of 7.1 years)                               403,760                   $10.43
  Price range $14.82-$15.82
   (weighted-average contractual life
    of 9.4 years)                                32,000                   $15.00
---------------------------------------------------------------------------------
Exercisable options -
  December 31, 1994                             200,400                   $ 9.03
  December 31, 1995                             230,060                   $ 9.11
  December 31, 1996                             241,610                   $ 9.39
================================================================================

     Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" (FAS 123) became effective for the company in 1996. As allowed by FAS 123, the company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock option plans. Under APB 25, the company does not recognize compensation expense on the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

     As required by FAS 123, the company has determined the pro-forma information as if the company had accounted for stock options granted since January 1, 1995, under the fair value method of FAS 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions for 1996 and 1995: risk-free interest rates of 5.5% and 7.4%; dividend yield of 3%; expected Common Stock market price volatility factor of .168; and a weighted-average expected life of the options of three to five years. The weighted-average fair value of options granted in 1996 and 1995 were $2.11 and $2.36 per share, respectively. The pro-forma effect of these options on net earnings, primary and fully diluted earnings per share was not material. These pro-forma calculations only include the effects of 1995 and 1996 grants. As such, the impacts are not necessarily indicative of the effects on reported net income of future years.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

6  COMMITMENTS AND CONTINGENCIES

A.  COMMITMENTS

     The company leases equipment and facilities under operating leases, some of which contain renewal options. In 1996, the company also leased certain computer equipment under a capital lease. The leased asset is included in machinery and equipment and the lease obligation is included in short and long-term debt in the accompanying consolidated balance sheets. Future minimum lease payments consisted of the following at December 31, 1996:


                                               Operating    Capital     Total
                                                  Leases      Lease    Leases
  ---------------------------------------------------------------------------
  1997                                          $314,472  $ 65,100   $379,572
  1998                                           161,321    65,100    226,421
  1999                                            49,041    28,210     77,251
  2000                                            44,910         0     44,910
  2001 and thereafter                             45,494         0     45,494
  ---------------------------------------------------------------------------
  Total minimum lease payments                   615,238   158,410    773,648
  Less: amount representing interest                   0    (7,516)    (7,516)
  ---------------------------------------------------------------------------
  Present value of net minimum lease payments    615,238   150,894    766,132
  Less: current portion                                0   (60,286)   (60,286)
  ---------------------------------------------------------------------------
  Lease obligationss                            $615,238  $ 90,608   $705,846
  ===========================================================================


     Total rental expense charged to operations under all operating leases was approximately $1,294,000, $1,362,000 and $1,332,000 in 1996, 1995 and 1994,
respectively.

B.  CONTINGENCIES

     In the normal course of business, the company is named in legal proceedings. There are currently no material legal proceedings pending with respect to the company.

     The company is subject to contingencies relative to environmental laws and regulations. Currently the company is in the process of resolving several cases relative to landfill sites, as well as alleged violation of California's Proposition 65. The company does not believe the ultimate resolution of these actual or potential claims will have a material adverse effect on the results of operations. Provision has been made for known settlement costs.

     The company has evaluated its worldwide operations to determine if any risks and uncertainties exist that could severely impact its operations in the near-term. In general the company does not believe that it is at risk. However, the company does rely on single suppliers for certain castings and components in several of its product lines. Although alternate sources of supply exist for these items, loss of certain suppliers could disrupt operations. The company attempts to mitigate these risks by working closely with key suppliers and by purchasing business interruption insurance where appropriate.

7  EMPLOYEE BENEFIT PLANS

A.  PENSION PLANS

     The company maintains non-contributory defined benefit pension plans covering substantially all domestic employees. Benefits for salaried employees are based on compensation and years of service while benefits for hourly employees are generally based on years of service. It is the company's policy to fund at least the minimum contribution required by ERISA. As of December 31, 1996, the company merged its various pension plans into one pension plan.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

     The following data is provided for the pension plans:


Components of Net Periodic Pension Credit
-----------------------------------------------------------------------------------------
                                                       1996          1995            1994
-----------------------------------------------------------------------------------------
Service cost - benefits earned during the year  $ 1,043,802   $   850,072     $   940,006
Interest cost on projected benefit obligations    2,248,932     2,148,189       1,904,504
Actual (return) loss on plan assets              (3,081,757)   (6,409,454)        736,097
Net amortization and deferral                      (323,409)    3,175,733      (3,885,874)
-----------------------------------------------------------------------------------------
Net periodic pension credit                     $  (112,432)  $  (235,460)    $  (305,267)
=========================================================================================




Reconciliation of Funded Status                                    DECEMBER 31,
------------------------------------------------------------------------------------------------------
                                                       1996                          1995
------------------------------------------------------------------------------------------------------
                                                      ASSETS                    ASSETS     ACCUMULATED
                                                      EXCEED                    EXCEED        BENEFITS
                                                 ACCUMULATED               ACCUMULATED          EXCEED
                                                    BENEFITS                  BENEFITS          ASSETS
------------------------------------------------------------------------------------------------------
Actuarial present value of
 benefit obligations:
  Vested benefit obligation                     $28,460,986               $15,563,014     $ 8,135,305
  Non-vested benefit obligation                     522,827                   296,236         139,133
------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                $28,983,813               $15,859,250     $ 8,274,438
=====================================================================================================

Projected benefit obligation                    $32,202,537               $21,711,321     $ 8,274,438
Plan assets at fair value                        37,345,758                27,862,175       6,481,265
------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
 projected benefit obligation                     5,143,221                 6,150,854      (1,793,173)
Unrecognized net  loss                            6,482,703                 1,728,524         644,041
Unrecognized prior service cost (credit)         (2,834,660)                   14,101         946,850
Unrecognized transition asset                    (1,693,057)               (2,072,258)        (44,063)
Adjustment required to recognize
 minimum liability                                        0                         0      (1,546,828)
------------------------------------------------------------------------------------------------------
Prepaid pension cost                              7,098,207                 5,821,221      (1,793,173)
Contribution payable                                  4,008                         0               0
------------------------------------------------------------------------------------------------------
Prepaid pension asset (liability)
 included in balance sheet                      $ 7,102,215               $ 5,821,221     $(1,793,173)
=====================================================================================================


     The provisions of FAS No. 87, "Employers' Accounting for Pensions", require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. As a result of the December 31, 1996 merger of the plans, no additional minimum liability was required as of that date. For December 31, 1995, a minimum liability adjustment of $1,546,828 was recognized. However, the asset recognized may not exceed the amount of unrecognized prior service cost of $946,850. Therefore, a balance of $599,978, net of tax benefits of $231,000, or $368,978 was recognized as a reduction of shareholders' equity as of December 31, 1995.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

     The actuarial assumptions used in the preparation of the above information were 7.5%, 9.0% and 5.0% for both years for the discount rate, long-term rate of return and rate of compensation increases, respectively. Plan assets are primarily invested in corporate and government bonds and listed common stocks.

     Effective January 1, 1997, a new cash balance program was established for domestic non-represented employees. Pension benefits under the previous formulas were fixed and used as a starting basis for the new plan. Future benefits will generally be based on a percentage of current salary (which varies with years of service). Transition provisions were included in the new plan for existing employees based on years of service and benefits provided by the current plan.

B.  OTHER POSTRETIREMENT BENEFITS

     In addition to providing pension benefits for its domestic employees, the company has certain postretirement plans that provide medical benefits for retirees and eligible dependents. Substantially all of the company's domestic employees may become eligible for these benefits if they reach normal retirement age while working for the company.

     It is the company's current policy to fund health care benefits on a cash basis. The plans are coordinated with Medicare when a retiree reaches age 65 and the plans require retiree contributions which equaled approximately 5.7% of non-pension postretirement benefits costs for both 1996 and 1995.

     The following tables provide information on the plan status as of December 31,


                                                                  1996          1995
------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                                  $ 4,618,000   $ 7,626,000
 Fully eligible active plan participants                       859,000     1,042,000
 Other active participants                                   1,736,000     1,757,000
------------------------------------------------------------------------------------
Total                                                        7,213,000    10,425,000
Unrecognized prior service credit                            2,534,000             0
Unrecognized net loss                                       (1,641,000)   (2,029,000)
------------------------------------------------------------------------------------
Accrued postretirement benefit cost
 recognized in the accompanying
 consolidated balance sheet                                $ 8,106,000   $ 8,396,000
====================================================================================


     The discount rate used to measure the accumulated postretirement benefit obligation (APBO) was 7.5% for both years. The assumed health care cost trend rate used in measuring the APBO as of December 31, 1995, was 8.6% decreasing to 5.7%. The impact of a 1% increase in the health care cost trend rate would have increased the APBO by 8.2% at December 31, 1995, and would have increased benefit costs by 3.6% for 1996, 8.3% for 1995 and 8.0% for 1994. During 1996, the company changed certain benefits for retiree health care, establishing fixed contribution amounts. As such, future health care cost trends will no longer impact the company's accruals or provisions. This change contributed to the decrease in the accumulated postretirement benefit obligation and the related unrecognized prior service credit, as shown above.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S


     Net periodic postretirement benefit cost for the years ending December 31,


------------------------------------------------------------------------------------------
                                                             1996           1995      1994
------------------------------------------------------------------------------------------
Service cost, benefits attributed for service
 of active employees for the period                      $103,000       $ 93,000  $102,000
Interest cost on the accumulated
 postretirement benefit obligation                        656,000        771,000   695,000
Unrecognized prior service credit                         (59,000)             0         0
Unrecognized loss                                          21,000         26,000    29,000
------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                 $721,000       $890,000  $826,000
==========================================================================================




C.  BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

     In 1991, the company formed The Badger Meter Employee Savings and Stock Ownership Plan (The ESSOP) and guaranteed a loan made to The ESSOP which had been used to purchase Common Stock of the company from shares held in Treasury. The company is obligated to contribute sufficient cash to The ESSOP to enable it to repay the loan principal and interest. Each payment releases shares of Common Stock (5,626, 22,856 and 22,856 shares in 1996, 1995 and 1994) for allocation to participants in The ESSOP.

     In 1995, The ESSOP renegotiated the terms of the loan. The new terms allow variable payments of principal with the final principal and interest payment due December 1, 2001. The principal amount due on the loan was $1,000,000 at December 31, 1996 and 1995. Interest may be charged at either Prime Rate or at LIBOR plus 1.5%. As of
December 31, 1996, the LIBOR-based loan had an interest rate of 7%.

     The ESSOP includes a voluntary 401(k) savings plan which allows domestic employees to defer up to 15% of their income on a pretax basis. The company matches 25% of each employee's contribution, with the match percentage applying to a maximum of 6%, 6% and 5% of the employee's salary for 1996, 1995 and 1994, respectively. The match is paid in company stock. For 1996, 1995 and 1994, respectively, 16,038, 22,062 and 18,204 shares of Common Stock released through principal and interest payments on The ESSOP debt were allocated to participants.

     In addition to the match, the company may, at the discretion of the Board of Directors, allocate additional available shares to non-represented participants who are not covered by a collective bargaining agreement. An additional 1,016 and 4,652 shares were allocated for 1996 and 1994, respectively. No additional shares were allocated for 1995.

     The obligation related to The ESSOP has been recorded as long-term debt and a like amount of unearned compensation has been recorded as a reduction of shareholders' equity in the accompanying consolidated balance sheets. Charges to expense were $239,000, $230,000 and $200,000 in 1996, 1995 and 1994, respectively. The company paid interest on the ESSOP loan of $33,000, $51,000 and $40,000 which was net of dividends on unallocated ESSOP shares of $37,000, $44,000 and $48,000 for 1996, 1995 and 1994, respectively. These amounts are included in interest expense in the accompanying consolidated statements of operations.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S


8  INCOME TAX EXPENSE

     Details of earnings (loss) before income taxes and the related provision for income taxes are as follows:




                                                         1996               1995                  1994
------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes:
 Domestic                                          $7,824,746      $   5,730,814         $  5,053,140
 Foreign                                              341,919            179,865              (79,613)
------------------------------------------------------------------------------------------------------
Total                                              $8,166,665      $   5,910,679         $  4,973,527
======================================================================================================
Income taxes:
 Current:
   Federal                                         $2,286,000      $   1,956,000         $  1,658,000
   State                                              434,000            339,000              300,000
   Foreign                                             41,000            106,000               41,000
 Deferred:
   Federal                                            195,000           (145,000)            (199,000)
   State                                              (57,000)           (12,000)              21,000
   Foreign                                            141,000            (52,000)             (63,000)
-----------------------------------------------------------------------------------------------------
Total                                              $3,040,000      $   2,192,000         $  1,758,000
=====================================================================================================


The components of the net deferred tax asset as of December 31, were as follows:


DEFERRED TAX ASSETS:                                          1996                     1995
-------------------------------------------------------------------------------------------
Receivables                                             $   82,000               $   62,000
Inventories                                                275,000                  292,000
Accrued compensation                                       702,000                  695,000
Other payables                                             708,000                  266,000
Non-pension postretirement benefits                      3,112,000                3,231,000
Accrued employee benefits                                1,174,000                1,132,000
Operating loss carryforward                                 84,000                  218,000
-------------------------------------------------------------------------------------------
   Total deferred tax assets                             6,137,000                5,896,000

DEFERRED TAX LIABILITIES:
-------------------------------------------------------------------------------------------
Depreciation                                             1,995,000                1,928,000
Prepaid pension                                          2,744,000                2,328,000
Other                                                      141,000                  104,000
-------------------------------------------------------------------------------------------
   Total deferred tax liabilities                        4,880,000                4,360,000
-------------------------------------------------------------------------------------------
   Net deferred tax asset included in balance sheet     $1,257,000               $1,536,000
===========================================================================================

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S


     A prior year operating loss at a Mexican subsidiary may be carried forward for ten years and there is no limitation on the carryforward of a prior year operating loss at a German subsidiary.

     The provision for income tax differs from the amount which would be provided by applying the statutory
U.S. corporate income tax rate of 34% in each year due to the following items:


                                          1996         1995         1994
      ------------------------------------------------------------------
      Provision at statutory rates  $2,776,000   $2,010,000   $1,691,000
      State income taxes, net
        of federal tax benefit         312,000      216,000      212,000
      Foreign income taxes              66,000       (7,000)       5,000
      Tax benefit of FSC              (201,000)    (119,000)    (243,000)
      Other                             87,000       92,000       93,000
      ------------------------------------------------------------------
      Actual provision              $3,040,000   $2,192,000   $1,758,000
      ==================================================================


     No provision for federal income taxes is made on the earnings of foreign subsidiaries that are considered permanently invested or would be offset by foreign tax credits upon distribution. Such undistributed earnings at December 31, 1996, were $475,921.

9    FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cash, accounts receivable and accounts payable are reflected in the financial statements at fair value. Short-term debt is comprised of notes payable drawn against the company's lines of credit and commercial paper. Because of the short-term nature of these instruments, the carrying value reflects the fair value. Long-term debt primarily relates to the company's guarantee of The ESSOP debt, which is offset by a similar value in shareholders' equity.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S


10  INDUSTRY SEGMENTS

     The company operates in one industry segment as a marketer and manufacturer of various flow measurement products.

                                                                      DECEMBER 31,
                                                              ------------------------
                                                                 1996    1995    1994
--------------------------------------------------------------------------------------
Exports to non-affiliated companies to consolidated net sales     11%     11%     11%
Net sales by foreign subsidiaries to consolidated net sales        7%      7%      7%
Assets of foreign subsidiaries to consolidated assets              7%      7%      7%
Operating profits (loss) for foreign subsidiaries ($000)       $ 346   $ 244    $ (63)
======================================================================================


11  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED), COMMON STOCK PRICE AND
DIVIDENDS



                                                  QUARTER ENDED
                            ---------------------------------------------------------
                            MARCH 31           JUNE 30     SEPTEMBER 30   DECEMBER 31
--------------------------------------------------------------------------------------
                             (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
1996
Net sales                    $26,635          $30,542          $30,542      $28,299
Gross profit                 $ 9,921          $10,803          $11,323      $10,481
Net earnings                 $   888          $ 1,389          $ 1,430      $ 1,420
Earnings per share:
 Primary                     $   .25          $   .38          $   .39      $   .38
 Fully diluted               $   .25          $   .38          $   .39      $   .38
Dividends declared:
 Common                      $   .10          $   .11          $   .11      $   .11
 Class B                     $   .09          $   .10          $   .10      $   .10
Stock price:
 High                        $ 14.44          $ 15.75          $ 16.81      $ 20.81
 Low                         $ 12.38          $ 13.25          $ 13.50      $ 16.00
 Quarter-end close           $ 13.50          $ 14.00          $ 15.94      $ 19.19
--------------------------------------------------------------------------------------
1995
Net sales                    $27,928          $28,579          $25,856      $26,281
Gross profit                 $ 9,737          $ 9,991          $ 9,494      $ 9,922
Net earnings                 $   857          $ 1,051          $   915      $   896
Earnings per share:
  Primary                    $   .25          $   .30          $   .26      $   .26
Dividends declared:
  Common                     $   .09          $   .10          $   .10      $   .10
  Class B                    $   .08          $   .09          $   .09      $   .09
Stock price:
  High                       $ 12.06          $ 13.19          $ 13.38      $ 13.50
  Low                        $ 11.06          $ 11.50          $ 11.56      $ 11.44
  Quarter-end close          $ 11.69          $ 11.81          $ 13.13      $ 13.25
======================================================================================


Badger Meter, Inc. Common Stock is listed on the American Stock Exchange under the symbol BMI. There is no market for Badger Meter Class B Common Stock due to transfer restrictions. Class B Common Stock is equivalent in value to Common Stock. Earnings per share is computed independently for each quarter. As such, the annual per share amount may not equal the sum of the quarterly amounts due to rounding. There are no fully diluted amounts shown for 1995 because dilution was less than 3%. Shareholders of record as of December 31, 1996 and 1995, totaled 579 and 608 for Common Stock and 9 and 9 for Class B Stock, respectively. Voting trusts are counted as single shareholders for this purpose.

                   (Page 27 of Annual Report to Shareholders)

                               BADGER METER, INC.

            R E P O R T  O F  I N D E P E N D E N T  A U D I T O R S



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors
  and Shareholders
Badger Meter, Inc.

     We have audited the accompanying consolidated balance sheets of Badger Meter, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Badger Meter, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




Milwaukee, Wisconsin
January 29, 1997,
except for the first paragraph
of Note 2, as to which the
date is February 14, 1997.

                   (Page 28 of Annual Report to Shareholders)

                               BADGER METER, INC.

       T E N   Y E A R   S U M M A R Y   O F   S E L E C T E D   D A T A
      Years ended December 31 (Thousands of dollars except per share data)





                                       1996        1995        1994        1993        1992        1991        1990        1989
-------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                         $ 116,018     108,644      99,155      84,497      82,106      78,417      77,100      72,266
Research and development          $   3,851       3,858       3,278       3,642       4,119       4,046       3,863       3,614
Earnings before income taxes      $   8,167       5,911       4,974       3,306       1,160       2,419       3,507       3,798
Earnings before changes in
  accounting                      $   5,127       3,719       3,216       2,164         802       1,648       2,332       2,375
Cumulative effect of changes
  in accounting                   $       0           0           0           0      (4,684)          0           0           0
Net earnings (loss)               $   5,127       3,719       3,216       2,164      (3,882)       1,648      2,332       2,375
Earnings to sales *                     4.4%        3.4%        3.2%        2.6%        1.0%        2.1%        3.0%        3.3%
-------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE
Earnings before changes in
  accounting                      $    1.39        1.06         .93         .64         .24         .49         .73         .77
Cumulative effect of changes
  in accounting                   $       0           0           0           0       (1.38)          0           0           0
Primary earnings (loss)           $    1.39        1.06         .93         .64       (1.14)        .49         .73         .77
Cash dividends declared:
  Common Stock                    $     .43         .39         .35         .32         .30         .30         .30         .29
  Class B Common Stock            $     .39         .36         .32         .29         .28         .28         .28         .26
Price range - high                $   20.81       13.50       14.00       11.00        8.88        9.00        9.94       11.44
Price range - low                 $   12.38       11.06        9.50        8.88        7.38        6.81        6.50        8.00
Closing price                     $   19.19       13.25       11.94        9.56        8.75        7.69        6.94        9.81
Book value                        $   10.32        9.16        8.38        7.66        7.31        8.61        8.29        8.39
-------------------------------------------------------------------------------------------------------------------------------
SHARES OUTSTANDING
Common Stock                      2,426,376   2,387,214   2,377,214   2,280,608   2,282,008   2,279,608   2,274,408   1,938,314
Class B Common Stock              1,125,570   1,125,570   1,125,570   1,125,570   1,125,570   1,125,570   1,125,570   1,148,770
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                   $  17,645      16,178      14,569      12,010       9,876       9,842      18,365      13,803
Current ratio                       2.0 to 1    2.1 to 1    1.7 to 1    1.6 to 1    1.6 to 1    1.6 to 1    3.3 to 1    2.1 to 1
Net cash provided by
  operations                      $   9,878      12,026       6,342       2,969       3,833       5,410       5,132       3,342
Capital expenditures              $   5,382       4,493       3,553       3,121       3,496       3,335       4,901       4,376
Total assets                      $  66,133      60,527      61,993      57,627      53,895      51,199      50,670      46,672
Long-term debt                    $   1,091       1,000       1,200       1,400       1,700       1,900      10,400       5,183
Shareholders' equity              $  36,638      32,163      29,351      26,074      24,894      29,303      28,168      25,897
Debt to total capitalization            9.2%       16.8%       28.4%       34.9%       34.2%       28.7%       30.5%       29.2%
Return on shareholders' equity *       14.0%       11.6%       11.0%        8.3%        3.2%        5.6%        8.3%        9.2%
Price/earnings ratio *                 13.8        12.5        12.8        15.1        37.2        15.9         9.6        12.7
-------------------------------------------------------------------------------------------------------------------------------


                                        1988        1987
--------------------------------------------------------
OPERATING RESULTS
Net sales                             71,150      66,737
Research and development               3,077       2,896
Earnings before income taxes           3,359       3,072
Earnings before changes in
  accounting                           2,071       1,799
Cumulative effect of changes
  in accounting                            0           0
Net earnings (loss)                    2,071       1,799
Earnings to sales *                      2.9%        2.7%
--------------------------------------------------------
PER COMMON SHARE
Earnings before changes in
  accounting                             .69         .61
Cumulative effect of changes
  in accounting                            0           0
Primary earnings (loss)                  .69         .61
Cash dividends declared:
  Common Stock                           .28         .28
  Class B Common Stock                   .25         .25
Price range - high                     10.13       12.13
Price range - low                       6.00        5.31
Closing price                           9.06        6.31
Book value                              7.89        7.45
--------------------------------------------------------
SHARES OUTSTANDING
Common Stock                       1,865,314   1,736,170
Class B Common Stock               1,174,770   1,234,770
--------------------------------------------------------
FINANCIAL POSITION
Working capital                       13,599      14,186
Current ratio                        2.4 to 1    2.5 to 1
Net cash provided by
  operations                           5,846       3,631
Capital expenditures                   2,904       1,545
Total assets                          41,787      41,454
Long-term debt                         5,267       7,050
Shareholders' equity                  23,975      22,118
Debt to total capitalization            25.9%       32.9%
Return on shareholders' equity *         8.6%        8.1%
Price/earnings ratio *                  13.1        10.4
--------------------------------------------------------

* PRIOR TO ACCOUNTING CHANGES