Form 10-K405, Exhibit 13
period 1997-12-31
BADGER METER INC
filed 1998-03-25
CIK 9092

                                                                  Exhibit (13.0)





















 Portions of Annual Report to Shareholders that are incorporated by reference.

                    (Page 1 of Annual Report to Shareholders)
                               BADGER METER, INC.
                              FINANCIAL HIGHLIGHTS
                           December 31, 1997 and 1996

                                                    1997             1996       % CHANGE
----------------------------------------------------------------------------------------
OPERATIONS (in thousands)
   Net sales                                    $  130,771       $  116,018         12.7
   Net earnings                                 $    6,522       $    5,127         27.2

----------------------------------------------------------------------------------------
PER SHARE
   Net earnings:
     Basic                                      $     1.83       $     1.46         25.3
     Diluted                                    $     1.65       $     1.39         18.7
   Cash dividends declared:
     Common Stock                               $      .48       $      .43         11.6
     Class B Common Stock                       $      .44       $      .39         12.8
   Net book value                               $    11.62       $    10.32         12.6

----------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION (in thousands)
   Working capital                              $   13,870       $   17,645        (21.4)
   Current ratio                                  1.5 to 1         2.0 to 1        (25.0)
   Long-term debt                               $      928       $    1,091        (14.9)
   Shareholders' equity                         $   41,467       $   36,638         13.2
   Net earnings as a percent of equity                15.7%            14.0%        12.1

========================================================================================
OTHER
   Number of employees                                 972              940          3.4
   Number of shareholders:
     Common Stock:
       In employee plans                               770              695         10.8
       Of record                                       596              579          2.9
     Class B Common Stock                               12                9         33.3
   Shares outstanding at December 31:
     Common Stock                                2,444,274        2,426,376           .7
     Class B Common Stock                        1,125,570        1,125,570            0
========================================================================================

                (Page 17 to 19 of Annual Report to Shareholders)

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS DESCRIPTION

Badger Meter, Inc. operates in one business segment, serving the flow measurement and control market worldwide. The company has eight major product lines: residential and large commercial/industrial water meters (with related technologies), lubrication meters, ultrasonic flowmeters, small valves, natural gas instrumentation, flow tubes and industrial meters. Water meters and related systems produce the majority of the company's sales. A "water meter system" generally consists of a water meter, a register (some with an interface technology for communicating the reading), a packaging system and the monitoring or computerized management system used to collect and relay the reading. Badger Meter's strategy is to solve customers' metering needs with its proprietary meter reading systems or other systems available through alliances in the marketplace. Both alternatives enable the company to sell its products either as part of a proprietary technology or as components that interface with systems developed by other companies.

RESULTS OF OPERATIONS

SALES

Badger Meter's sales increased $14.8 million and $7.4 million, or 12.7% and 6.8% in 1997 and 1996, respectively. Sales trends are primarily affected by new product sales and general market conditions. Residential water meter sales for the past several years have been impacted by a continued industry movement away from manual-read meters to automated meter reading technologies.

The 1997 sales increase included major product shipments as part of a large metering contract for the City of Philadelphia and international sales for projects in Manila and Mexico City. The year was also favorably impacted by increased sales of TRACE radio-frequency automated meter reading systems, large water meters and lubrication meters. The 1996 sales increase included increased sales of TRACE radio-frequency automated meter reading systems, lubrication meters in Europe and primary flow elements.

Badger Meter continues to improve existing products and to develop and acquire new products. In 1997, the company acquired a line of electromagnetic flowmeters. New product developments primarily relate to the areas of meter reading systems, large water meters, lubrication meters, valves and natural gas instrumentation. Increases in sales of new products depend upon the rate of acceptance of the new technologies, both domestically and internationally, and overall market conditions. Sales of mature product lines are directly related to the strength of the various markets utilizing those products and the development of products to replace them.

International sales are comprised primarily of sales of lubrication meters and valves in Europe, sales of automated meter reading technologies in Mexico, and sales of water meters to Manila. In Europe, sales are made in both U.S. dollars and German marks. The company is able to partially hedge its German mark exposure. Sales to Mexico and Manila are made in U.S. dollars; therefore, Badger Meter experiences no currency losses on those sales.

The company's sales growth is derived from both new products and alliances that have been, and continue to be, developed with other companies. In 1997, Badger Meter expanded its alliance with American Meter Company and H. Meinecke AG and entered into an agreement with Cellnet Data Systems.

GROSS PROFIT MARGINS

Gross profit margins were 37.3%, 36.7% and 36.0% for 1997, 1996 and 1995, respectively. These margins have steadily increased as higher sales volumes have enabled the company to leverage its fixed manufacturing costs. In addition, significant cost reductions have resulted from capital investment to improve manufacturing processes and systems and from the company's cost improvement programs.

OTHER FACTORS

Marketing and administrative costs increased 10.7% in 1997 and 6.6% in 1996, which were both less than the percentage increases in sales for each year. Both years were impacted by higher incentive compensation costs and costs associated with the formation and development of the international sales organization.

Research and engineering costs increased 16.5% in 1997, but were approximately flat between 1996 and 1995. The increased expenditures in 1997 related primarily to the development of products in connection with the market alliances previously discussed, acquisitions of new product lines, and the continued upgrade and expansion of the meter reading technologies, research control valves and natural gas instrumentation product lines.

Interest expense decreased in 1996 due to a combination of lower interest rates and lower debt balances, but increased again in 1997 as debt balances increased to support expanded business activity.

INCOME TAXES

Income tax as a percentage of earnings before income taxes was 36.1%, 37.2% and 37.1% for 1997, 1996 and 1995, respectively. The decrease in the percentage from 1996 to 1997 was due primarily to lower taxes on foreign operations and favorable settlements of tax examinations.

NET EARNINGS AND EARNINGS PER SHARE

Higher sales and improved margins generated record earnings for 1997. The 1996 and 1995 earnings resulted from the increased sales, improved margins, level research and engineering expenditures, and lower interest and other expenses.

Net earnings increased 27.2% in 1997 and 37.9% in 1996. Basic earnings per share increased at a slightly lower rate, 25.3% in 1997 and 37.7% in 1996, due to an increase in the shares outstanding between the periods. Diluted earnings per share were lower due to the impact of dilutive stock options outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations decreased from $9.9 million in 1996 to $5.2 million in 1997 due to increased inventory, receivables and deferred tax asset balances, which offset higher earnings. Cash provided by operations decreased from $12 million in 1995 to $9.9 million in 1996, as inventory and receivable balances increased to support higher sales levels, partially offset by increased earnings and higher payables related to increased purchasing activity.

Receivables increased 23.8% during 1997, due to the 12.7% increase in sales and extended collections under several large contracts. Inventories increased 23.4% during 1997 due to higher sales and increased inventories in Europe related to increased assembly activities and the acquisition of an electromagnetic flowmeter line.

Capital expenditures were $8.3 million in 1997, $5.4 million in 1996 and $4.5 million in 1995. These increased levels of expenditures enabled the company to continue to expand production capacity to meet higher sales requirements, to improve manufacturing processes to achieve higher quality and lower costs, and to improve facilities for marketing, engineering and administrative personnel. The 1997 expenditures include $1.3 million related to the construction of a building addition to the Milwaukee facility. When completed, the addition is estimated to cost approximately $9 million and will house a new engineering laboratory, design facility and expanded manufacturing operations.

In addition to the capital expenditures, the company also made approximately $3.6 million in other investments during 1997, increasing the total deferred charges and other assets to $6.1 million as of December 31, 1997. These investments primarily related to funds deposited in escrow in connection with the acquisition of a fire service product line, which was in process as of December 31, 1997. The acquisition is expected to be completed in 1998, at which time these funds will be allocated to the appropriate inventory, equipment and intangibles accounts.

During 1997, Badger Meter spent $1.8 million to acquire treasury stock at an average price of $25.97 per share. This expenditure was partially offset by $1.6 million collected from the exercise of stock options during 1997.

In 1997, capital expenditures and other investing activities exceeded cash generated by operations, causing the company to increase bank borrowings by $8.5 million. In 1995 and 1996, the company used cash provided by operations to reduce its debt levels, decreasing total debt to $3.7 million at December 31, 1996. Total indebtedness at December 31, 1997, was $12.2 million, consisting of commercial paper, bank debt and a capital lease.

Other significant changes in balance sheet accounts during 1997 include a decrease in intangible assets of $228,000 due primarily to normal patent amortization. Prepaid pension decreased $351,000 due to the recording of normal pension expense with no funding payments required in 1997 due to the overfunded status of the plan.

Accrued compensation and employee benefits increased $576,000 in 1997 due to higher incentive compensation accrued related to higher sales and net income levels. Other accrued liabilities increased $1.7 million during 1997, primarily due to provisions for after-sale costs. Current income taxes increased $287,000 due to increased taxable income. The $299,000 decrease in accrued non-pension postretirement benefits was related to normal retiree medical expenditures exceeding amounts required to be accrued under accounting rules. Other accrued employee benefits increased $528,000 due primarily to increased employee deferred compensation. The $163,000 reduction in long-term debt was primarily due to regular payments on the debt relating to the Employee Savings and Stock Ownership Plan. Accordingly, the equity account for employee benefit stock decreased $136,000 during 1997.

The company has a net deferred tax asset of approximately $2,264,000, reflecting the net temporary differences between financial reporting and tax reporting. The majority of this net asset relates to deferred payments to employee benefit plans and is expected to reverse as future payments exceed expenses. The increase in the deferred tax asset of approximately $1 million during 1997 relates to the increased accruals for employee benefit plans and after-sale costs.

The company's financial condition remains strong. The company believes that its operating cash flows, available borrowing capacity and ability to raise capital through sale of common stock provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of capacity and development of new products.

OTHER MATTERS

The company believes it is in compliance with the various environmental statutes and regulations to which the company's domestic and international operations are subject. Currently, the company is in the process of addressing litigation alleging a violation of California's environmental regulation Proposition 65. The company does not believe the ultimate resolution of these claims will have a material adverse effect on the results of operations.

The company has reviewed its exposure to potential computer software problems relating to the advent of the year 2000. Management believes that the company has adequately addressed this issue in the software incorporated into the products that it sells. Regarding internal information systems, many of the software programs used by Badger Meter are already compliant with the requirements of year 2000 processing. The remaining systems are currently being upgraded to new vendor versions which, in addition to providing increased functionality, will address the year 2000 issue. These upgrades are expected to be completed by the end of 1998, which will be prior to any anticipated impact of the year 2000 on the company's operations. Management does not expect to incur any significant costs in addressing the year 2000 issue in excess of the normal software upgrade costs.

                   (Page 20 of Annual Report to Shareholders)

                               BADGER METER, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  Years ended December 31, 1997, 1996 and 1995

(In thousands except per share amounts)                1997          1996          1995
-----------------------------------------------------------------------------------------
Net sales                                            $130,771      $116,018      $108,644
Operating costs and expenses:
   Cost of sales                                       82,034        73,490        69,500
   Marketing and administrative                        30,281        27,347        25,644
   Research and engineering                             7,488         6,426         6,479
-----------------------------------------------------------------------------------------
                                                      119,803       107,263       101,623
-----------------------------------------------------------------------------------------
Operating earnings                                     10,968         8,755         7,021
Other deductions:
   Interest expense                                       455           368           721
   Other - net                                            308           220           389
-----------------------------------------------------------------------------------------
                                                          763           588         1,110
-----------------------------------------------------------------------------------------
Earnings before income taxes                           10,205         8,167         5,911
Provision for income taxes                              3,683         3,040         2,192
-----------------------------------------------------------------------------------------
Net earnings                                         $  6,522      $  5,127      $  3,719
=========================================================================================
Earnings per share:
   Basic                                             $   1.83      $   1.46      $   1.06
   Diluted                                           $   1.65      $   1.39      $   1.04
=========================================================================================
Weighted-average shares used in computation of:
   Basic                                                3,560         3,511         3,508
   Impact of dilutive stock options                       401           187            74
-----------------------------------------------------------------------------------------
   Diluted                                              3,961         3,698         3,582
=========================================================================================

See accompanying notes.

                   (Page 21 of Annual Report to Shareholders)

                               BADGER METER, INC.

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 1997 and 1996

(Dollars in thousands)                                                   1997           1996
----------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash                                                                $  1,055       $  1,123
   Receivables (Note 3)                                                  19,193         15,498
   Inventories:
     Finished goods                                                       4,095          3,577
     Work in process                                                     10,871          8,466
     Raw materials and purchased parts                                    6,632          5,463
----------------------------------------------------------------------------------------------
       Total inventories                                                 21,598         17,506
   Prepaid expenses                                                         693            918
----------------------------------------------------------------------------------------------
       Total current assets                                              42,539         35,045
Property, plant and equipment, at cost:
   Land and improvements                                                  2,792          2,770
   Buildings and improvements                                            12,902         12,271
   Machinery and equipment                                               48,713         42,070
----------------------------------------------------------------------------------------------
                                                                         64,407         57,111
   Less accumulated depreciation                                        (40,423)       (37,751)
----------------------------------------------------------------------------------------------
     Net property, plant and equipment                                   23,984         19,360
Intangible assets, at cost less accumulated amortization                    650            878
Prepaid pension (Note 7)                                                  6,751          7,102
Deferred income taxes (Note 8)                                            2,264          1,257
Deferred charges and other assets (Note 7)                                6,109          2,491
----------------------------------------------------------------------------------------------
                                                                       $ 82,297       $ 66,133
==============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term debt (Notes 4 and 6)                                     $ 11,245       $  2,634
   Payables                                                               7,196          7,102
   Accrued compensation and employee benefits                             5,339          4,763
   Other accrued liabilities                                              3,630          1,929
   Income and other taxes                                                 1,259            972
----------------------------------------------------------------------------------------------
     Total current liabilities                                           28,669         17,400
Accrued non-pension postretirement benefits (Note 7)                      7,807          8,106
Other accrued employee benefits (Notes 5 and 7)                           3,426          2,898
Long-term debt (Notes 6 and 7)                                              928          1,091
Commitments and contingencies (Note 6)
Shareholders' equity:  (Notes 2, 5 and 7)
   Common Stock, $1 par; authorized 5,000,000 shares;
     issued 3,240,263 shares in 1997 and 3,154,566 shares in 1996         3,240          3,155
   Class B Common Stock, $.10 par; authorized 5,000,000 shares;
     issued 1,125,570 shares in 1997 and 1996                               112            112
   Capital in excess of par value                                         8,315          6,803
   Reinvested earnings                                                   33,057         28,200
   Less: Employee benefit stock                                            (917)        (1,053)
         Treasury stock, at cost, 795,989 shares in 1997
           and 728,190 shares in 1996                                    (2,340)          (579)
----------------------------------------------------------------------------------------------
     Total shareholders' equity                                          41,467         36,638
----------------------------------------------------------------------------------------------
                                                                       $ 82,297       $ 66,133
==============================================================================================

See accompanying notes

                   (Page 22 of Annual Report to Shareholders)

                               BADGER METER, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 1997, 1996 and 1995

(In thousands)                                                                      1997           1996           1995
------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net earnings                                                                   $  6,522       $  5,127       $  3,719
   Adjustments to reconcile net earnings to net cash
     provided by operations:
       Depreciation                                                                  3,725          3,522          3,523
       Amortization                                                                    228            598            875
       Noncurrent employee benefits                                                    614           (883)          (206)
       Deferred income taxes                                                        (1,007)           279           (209)
       Changes in:
         Receivables                                                                (3,695)        (1,838)           771
         Inventories                                                                (4,092)        (1,672)         2,633
         Current liabilities other than short-term debt                              2,658          4,880            730
         Prepaid expenses and other                                                    225           (135)           190
------------------------------------------------------------------------------------------------------------------------
     Total adjustments                                                              (1,344)         4,751          8,307
------------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                                      5,178          9,878         12,026
------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Property, plant and equipment                                                    (8,349)        (5,382)        (4,493)
   Other - net                                                                      (3,616)          (548)          (597)
------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                             (11,965)        (5,930)        (5,090)
------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Bank borrowings (repayments)                                                      8,548         (2,941)        (4,921)
   Dividends                                                                        (1,665)        (1,479)        (1,331)
   Stock options and ESSOP                                                           1,597            639            128
   Purchase of treasury stock                                                       (1,761)          (221)             0
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                                 6,719         (4,002)        (6,124)
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                            (68)           (54)           812
Cash - beginning of year                                                             1,123          1,177            365
------------------------------------------------------------------------------------------------------------------------
Cash - end of year                                                                $  1,055       $  1,123       $  1,177
========================================================================================================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Income taxes                                                                 $  3,419       $  2,348       $  2,142
     Interest                                                                     $    441       $    378       $    767
========================================================================================================================

See accompanying notes.

                   (Page 23 of Annual Report to Shareholders)

                               BADGER METER, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended December 31, 1997, 1996 and 1995


                                                           Class B    Capital in                    Employee     Pension
                                               Common      Common      excess of    Reinvested       benefit   liability    Treasury
(In thousands except per share amounts)         Stock        Stock     par value      earnings         stock  adjustment       stock
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                     $1,547          $56        $7,708       $22,165       $(1,379)      $(388)   $  (358)
Net earnings                                                                             3,718
Cash dividends, $.39 per Common share                                                     (931)
Cash dividends, $.36 per Class B Common share                                             (400)
Restricted stock plan (Note 5):
   Amortization of unearned compensation                                                                  77
   Tax benefit on vested restricted stock                                      4
Employee stock ownership plan (Note 7):
   Amortization of unearned compensation                                                                 200
Stock options exercised (Note 5)                    5                         82
Tax benefit on stock options (Note 5)                                         11
Tax benefit on dividends (Notes 5 and 7)                                      27
Pension liability adjustment (Note 7)                                                                                 19
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                      1,552           56         7,832        24,552        (1,102)       (369)      (358)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                             5,127
Cash dividends, $.43 per Common share                                                   (1,039)
Cash dividends, $.39 per Class B Common share                                             (440)
Restricted stock plan (Note 5):
   Amortization of unearned compensation                                                                  40
   Shares canceled                                                            (9)                          9
   Tax benefit on vested restricted stock                                     13
Stock options exercised (Note 5)                   25                        429
Tax benefit on stock options (Note 5)                                        103
Tax benefit on dividends (Notes 5 and 7)                                      27
Pension liability adjustment (Note 7)                                                                                369
Shares purchased by ESSOP participants              1                         36
Treasury stock issued                                                          5
Treasury stock purchased                                                                                                       (221)
Two-for-one stock split                         1,577           56        (1,633)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                      3,155          112         6,803        28,200        (1,053)          0       (579)
------------------------------------------------------------------------------------------------------------------------------------

Net earnings                                                                             6.522
Cash dividends, $.48 per Common share                                                   (1,172)
Cash dividends, $.44 per Class B Common share                                             (493)
Restricted stock plan (Note 5):
   Amortization of unearned compensation                                                                  36
   Tax benefit on vested restricted stock                                    150
Employee stock ownership plan (Note 7):
   Amortization of unearned compensation                                                                 100
Stock options exercised (Note 5)                   81                        761
Tax benefit on stock options (Note 5)                                        511
Tax benefit on dividends (Notes 5 and 7)                                      23
Shares purchased by ESSOP participants              4                         67
Treasury stock purchased                                                                                                     (1,761)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                     $3,240         $112        $8,315       $33,057         $(917)      $   0    $(2,340)
====================================================================================================================================

See accompanying notes.

                (Pages 24 to 30 of Annual Report to Shareholders)

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1997, 1996 and 1995


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

      REVENUE RECOGNITION Revenues are recognized upon shipment of product. The company estimates and records provisions for warranties and other after-sale costs in the period the sale is reported. Such provisions are included in other accrued liabilities.

      INVENTORIES Inventories are valued at the lower of cost (first-in, first-out method), or market.

      PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation has been provided principally by the straight-line method.

      INTANGIBLE ASSETS Costs of purchased patents are amortized over the lives of the patents. Accumulated amortization at December 31, 1997 and 1996, was $2,521,000 and $2,512,000, respectively.

      TREASURY STOCK Treasury stock is stated at cost. In 1996, the Board of Directors authorized the repurchase of up to 350,000 shares of stock. During 1997 and 1996, the company repurchased 67,799 and 12,000 shares, which were added to treasury stock. As of December 31, 1997, the company has repurchased 79,799 shares or 23% of the authorized amount.

      RESEARCH AND DEVELOPMENT Research and development costs are charged to expense as incurred and amounted to $4,397,000, $3,851,000 and $3,858,000 in 1997, 1996 and 1995, respectively.

      EARNINGS PER SHARE In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards Number 128 (SFAS
128) "Earnings per Share." The company has computed both basic and diluted earnings per share in compliance with SFAS 128, including restatement of earnings per share for all prior periods presented. As required by SFAS 128, basic earnings per share is computed based on the weighted-average shares outstanding during each period. Diluted earnings per share is based on weighted-average shares, plus shares outstanding upon the presumed exercise of dilutive stock options.

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

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1997, 1996 and 1995


      PROSPECTIVE ACCOUNTING PRONOUNCEMENTS In June 1997, the FASB issued SFAS 131 "Disclosures About Segments of an Enterprise and Related Information," which addresses segment disclosures effective in 1998. Since the company operates in only one segment, it believes that SFAS 131 will have no material effect on its disclosures.

      Also in June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income," which requires disclosure of certain comprehensive income items starting in 1998. The company had no such items in 1997. As discussed in Note 7, in 1996 and 1995 the company had a minimum pension liability, which is defined by SFAS 130 as a component of comprehensive income. The company will adopt the disclosure requirements of SFAS 130 in 1998.

      RECLASSIFICATIONS Certain reclassifications have been made to the 1996 consolidated financial statements to conform to the 1997 presentation.

2  COMMON STOCK

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

3  TRANSACTIONS WITH AFFILIATED COMPANY

      The company carries its 15% interest in a Mexican company, Medidores Azteca, S.A. (Azteca) at cost ($75,000). During 1997, 1996 and 1995, the company sold approximately $1,500,000, $1,175,000, and $441,000 of product to Azteca. Trade receivables from Azteca at December 31, 1997 and 1996, were $608,000 and $541,000, respectively.

4  SHORT-TERM DEBT AND CREDIT LINES

      Short-term debt at December 31, 1997 and 1996, consisted of:

(In thousands)                                        1997         1996
------------------------------------------------------------------------
     Notes payable to banks                         $ 1,617      $ 1,439
     Commercial paper                                 9,565        1,135
     Current portion of capital lease (Note 6)           63           60
------------------------------------------------------------------------
                  TOTAL                             $11,245      $ 2,634
========================================================================

      The company has $38,333,000 of short-term credit lines with domestic banks and a foreign bank which includes a $25,000,000 commercial paper line of credit. At December 31, 1997, $26,993,000 was unused and available to the company under the lines. The weighted-average interest rate on the outstanding balance was 5.81% and 5.22% at December 31, 1997 and 1996.

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

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1997, 1996 and 1995


The sale or transfer of the shares is limited during the restricted period, not exceeding eight years. All eligible shares have been issued. The value of such stock was established by the market price on the date of grant. Restrictions on 32,000 shares expired during 1997.

      Unearned compensation was charged for the market value of the restricted shares as these shares were issued in accordance with The Plan. The unearned compensation is shown as a reduction of shareholders' equity in the accompanying Consolidated Balance Sheets and is being amortized ratably over the restricted period.

      During 1997, 1996 and 1995, $35,000, $43,000 and $82,000 was charged to expense relating to The Plan.

B. STOCK OPTION PLANS

      The company has four stock option plans which provide for the issuance of options to key employees and directors of the company. Each plan authorizes the issuance of options to purchase up to an aggregate of 200,000 shares of Common Stock, with vesting periods of up to five years and maximum option terms of ten years. As of December 31, 1997, options to purchase approximately 102,000 shares are available for issue.

      The following table summarizes the transactions of the company's stock option plans for the three-year period ended December 31, 1997:

                                                                 Weighted-
                                                                   Average
                                                  Number of       Exercise
                                                     Shares          Price
--------------------------------------------------------------------------
Unexercised options outstanding -
December 31, 1994                                   278,660       $   9.14
Options granted                                      84,200       $  11.25
Options exercised                                   (10,000)      $   8.66
Options forfeited                                    (3,600)      $   8.57
--------------------------------------------------------------------------
Unexercised options outstanding -
December 31, 1995                                   349,260       $   9.64
Options granted                                     144,168       $  12.96
Options exercised                                   (49,200)      $   9.22
Options forfeited                                    (8,468)      $  10.67
--------------------------------------------------------------------------
Unexercised options outstanding -
December 31, 1996                                   435,760       $  10.77
Options granted                                     173,696       $  22.36
Options exercised                                   (81,742)      $  10.31
Options forfeited                                    (7,628)      $  12.59
--------------------------------------------------------------------------
Unexercised options outstanding -
December 31, 1997                                   520,086       $  14.68
    Price range $8.38 - $12.38
      (weighted-average contractual life            320,190       $  10.51
       of 6.2 years)
    Price range $14.81 - $22.50
      (weighted-average contractual life            199,896       $  21.37
       of 9.2 years)
==========================================================================
Exercisable options -
   December 31, 1995                                230,060       $   9.11
   December 31, 1996                                241,610       $   9.39
   December 31, 1997                                243,282       $  10.35
==========================================================================

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1997, 1996 and 1995


      SFAS 123 "Accounting for Stock-Based Compensation" became effective for the company in 1996. As allowed by SFAS 123, the company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock option plans. Under APB 25, the company does not recognize compensation expense on the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

      As required by SFAS 123, the company has determined the pro-forma information as if the company had accounted for stock options granted since January 1, 1995, under the fair value method of SFAS 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions:

                                      1997         1996         1995
------------------------------------------------------------------------
Risk-free interest rate                6.5%         5.5%         7.4%
Dividend yield                           1%           3%           3%
Volatility factor                       23%          17%          17%
Weighted-average expected life       8.2 years    4.6 years    5.0 years
------------------------------------------------------------------------

      The weighted-average fair value of options granted in 1997, 1996 and 1995 were $8.92, $2.11 and $2.36 per share, respectively. If the company had recognized compensation expense based on these values, the company's pro-forma net earnings and both basic and diluted earnings per share would have been reduced by $299,000 or $.08 per share for 1997. The pro-forma effect of these options on 1996 and 1995 was not material. These pro-forma calculations only include the effects of options granted since January 1, 1995. As such, the impacts are not necessarily indicative of the effects on reported net income of future years.

6  COMMITMENTS AND CONTINGENCIES

A. COMMITMENTS

      The company leases equipment and facilities under operating leases, some of which contain renewal options, and certain computer equipment under a capital lease. Future minimum lease payments consisted of the following at December 31, 1997:

                                                     Operating           Capital            Total
(In thousands)                                          Leases             Lease           Leases
-------------------------------------------------------------------------------------------------
1998                                                    $  620               $65           $  685
1999                                                       337                28              365
2000                                                       101                 0              101
2001                                                        42                 0               42
2002 and thereafter                                          0                 0                0
-------------------------------------------------------------------------------------------------
Total minimum lease payments                             1,100                93            1,193
Less: amount representing interest                           0                (2)              (2)
-------------------------------------------------------------------------------------------------
Present value of net minimum lease payments              1,100                91            1,191
Less: current portion                                        0                63               63
-------------------------------------------------------------------------------------------------
Lease obligations                                       $1,100               $28           $1,128
=================================================================================================

      Total rental expense charged to operations under all operating leases was approximately $1,447,000, $1,294,000 and $1,362,000 in 1997, 1996 and 1995,
respectively.

      The company is in the process of constructing a building addition to its Wisconsin facility at an estimated total cost of approximately $9,000,000. Certain purchase commitments have been made in connection with this project.

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1997, 1996 and 1995


B. CONTINGENCIES

      In the normal course of business, the company is named in legal proceedings. There are currently no material legal proceedings pending with respect to the company.

      The company is subject to contingencies relative to environmental laws and regulations. Currently the company is in the process of addressing litigation alleging a violation of California's environmental regulation Proposition 65. The company does not believe the ultimate resolution of these claims will have a material adverse effect on the results of operations.

      The company has evaluated its worldwide operations to determine if any risks and uncertainties exist that could severely impact its operations in the near-term. In general, the company does not believe that it is at risk. However, the company does rely on single suppliers for certain castings and components in several of its product lines. Although alternate sources of supply exist for these items, loss of certain suppliers could disrupt operations. The company attempts to mitigate these risks by working closely with key suppliers and by purchasing business interruption insurance where appropriate.

     The company reevaluates its exposures on a periodic basis and makes adjustments to reserves as appropriate.

7  EMPLOYEE BENEFIT PLANS

A. PENSION PLAN

      The company maintains a non-contributory defined benefit pension plan covering substantially all domestic employees. Prior to 1997, benefits for salaried employees were based on compensation and years of service while benefits for hourly employees were generally based on years of service. Effective January 1, 1997, a new cash balance plan was established for domestic non-represented employees. Pension benefits under the previous formulas were fixed and used as a starting basis for the new plan. Benefits are now generally based on current salary multiplied by a percent which varies with years of service. Transition provisions were included in the new plan for existing employees based on years of service and benefits provided by the current plan. It is the company's policy to fund at least the minimum contribution required by ERISA.

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The following data is provided for the pension plan:

Components of Net Periodic Pension Credit for the year ended December 31,

----------------------------------------------------------------------------------------------------------
(In thousands)                                                    1997             1996              1995
----------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                  $ 1,616          $ 1,044           $   850
Interest cost on projected benefit obligations                    2,415            2,249             2,148
Actual return on plan assets                                     (6,187)          (3,082)           (6,409)
Net amortization and deferral                                     2,507             (323)            3,176
----------------------------------------------------------------------------------------------------------
Net periodic pension cost (credit)                              $   351          $  (112)          $  (235)
==========================================================================================================

Reconciliation of Funded Status, as of September 30, 1997 and December 31, 1996:

----------------------------------------------------------------------------
(In thousands)                                       1997               1996
----------------------------------------------------------------------------
Actuarial present value of
   benefit obligations:
   Vested benefit obligation                     $ 31,623           $ 28,461
   Non-vested benefit obligation                      490                523
----------------------------------------------------------------------------
   Accumulated benefit obligation                $ 32,113           $ 28,984
============================================================================

Projected benefit obligation                     $ 34,653           $ 32,203
Plan assets at fair value                          42,168             37,346
----------------------------------------------------------------------------
Plan assets in excess of
  projected benefit obligation                      7,515              5,143
Unrecognized net loss due to changes in
  actuarial assumptions and experience              3,179              6,483
Unrecognized prior service credit                  (2,673)            (2,835)
Unrecognized transition asset                      (1,270)            (1,693)
----------------------------------------------------------------------------
Prepaid pension cost                                6,751              7,098
Contribution payable                                    0                  4
----------------------------------------------------------------------------
Prepaid pension asset
  included in balance sheet                      $  6,751           $  7,102
============================================================================

      The actuarial assumptions used in the preparation of the above information were 7.5%, 9.0% and 5.0% for both years for the discount rate, long-term rate of return and rate of compensation increases, respectively. Plan assets are primarily invested in corporate and government bonds and listed common stocks.

      The provisions of SFAS 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. A minimum pension liability of $369,000 (net of tax) was recognized as a component of shareholders' equity as of December 31, 1995 but was eliminated during 1996 as a result of the December 31, 1996 merger of the company's three plans into a single plan.

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


B. OTHER POSTRETIREMENT BENEFITS

      In addition to providing pension benefits for its domestic employees, the company has certain postretirement plans that provide medical benefits for retirees and eligible dependents. Substantially all of the company's domestic employees may become eligible for these benefits if they reach normal retirement age while working for the company.

      It is the company's current policy to fund health care benefits on a cash basis. The plans are coordinated with Medicare when a retiree reaches age 65 and the plans require retiree contributions which equaled approximately 9.7% of non-pension postretirement benefits costs for both 1997 and 1996.

      The following tables provide information on the plan status as of December 31,

(In thousands)                                             1997              1996
---------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                              $ 4,757           $ 4,618
  Fully eligible active plan participants                   753               859
  Other active participants                               1,525             1,736
---------------------------------------------------------------------------------
Total                                                     7,035             7,213
Unrecognized prior service credit                         2,298             2,534
Unrecognized net loss                                    (1,526)           (1,641)
---------------------------------------------------------------------------------
Accrued postretirement benefit cost
  recognized in the accompanying
  Consolidated Balance Sheet                            $ 7,807           $ 8,106
=================================================================================

      The discount rate used to measure the accumulated postretirement benefit obligation was 7.5% for both years. The company has established fixed contribution amounts for retiree health care benefits. As such, future health care cost trends do not impact the company's accruals or provisions.

      Net periodic postretirement benefit cost for the years ending December 31,

(In thousands)                                          1997            1996            1995
--------------------------------------------------------------------------------------------
Service cost, benefits attributed for service
  of active employees for the period                   $ 111           $ 103           $  93
Interest cost on the accumulated
  postretirement benefit obligation                      515             656             771
Unrecognized prior service credit                       (236)            (59)              0
Unrecognized net loss                                     54              21              26
--------------------------------------------------------------------------------------------

Net periodic postretirement benefit cost               $ 444           $ 721           $ 890
============================================================================================

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


C. BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

      In 1991, the company formed The Badger Meter Employee Savings and Stock Ownership Plan (The ESSOP) and guaranteed a loan made to The ESSOP which had been used to purchase Common Stock of the company from shares held in treasury. The company is obligated to contribute sufficient cash to The ESSOP to enable it to repay the loan principal and interest. Each payment releases shares of Common Stock (11,428, 5,626 and 22,856 shares in 1997, 1996 and 1995) for allocation to participants in The ESSOP.

      The terms of the loan allow variable payments of principal with the final principal and interest payment due December 1, 2001. The principal amount due on the loan was $900,000 at December 31, 1997 and $1,000,000 at December 31, 1996. Interest may be charged at either Prime Rate or at LIBOR plus 1.5%. As of December 31, 1997, the LIBOR-based loan had an interest rate of 7.4%.

      The ESSOP includes a voluntary 401(k) savings plan which allows domestic employees to defer up to 15% of their income on a pretax basis. The company matches 25% of each employee's contribution, with the match percentage applying to a maximum of 7%, 6% and 6% of the employee's salary for 1997, 1996 and 1995, respectively. The match is paid in company stock. For 1997, 1996 and 1995, respectively, 11,428, 16,038 and 22,062 shares of Common Stock released through principal and interest payments on The ESSOP debt were allocated to participants.

      In addition to the match, the company may, at the discretion of the Board of Directors, allocate additional available shares to non-represented participants who are not covered by a collective bargaining agreement. An additional 1,797 and 1,016 shares were allocated for 1997 and 1996, respectively. No additional shares were allocated for 1995.

      The obligation related to The ESSOP has been recorded as long-term debt and a like amount of unearned compensation has been recorded as a reduction of shareholders' equity in the accompanying Consolidated Balance Sheets. Charges to expense were $132,000, $239,000 and $230,000 in 1997, 1996 and 1995, respectively. The company paid interest on the ESSOP loan of $19,000, $33,000 and $51,000 which was net of dividends on unallocated ESSOP shares of $47,000, $37,000 and $44,000 for 1997, 1996 and 1995, respectively. These amounts are included in interest expense in the accompanying Consolidated Statements of Operations.

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8  INCOME TAX EXPENSE

      Details of earnings before income taxes and the related provision for income taxes are as follows:

(In thousands)                             1997               1996               1995
-------------------------------------------------------------------------------------
Earnings before income taxes:
   Domestic                            $  9,953           $  7,825           $  5,731
   Foreign                                  252                342                180
-------------------------------------------------------------------------------------
Total                                  $ 10,205           $  8,167           $  5,911
=====================================================================================

Income taxes:
   Current:
     Federal                           $  3,301           $  2,286           $  1,956
     State                                  672                434                339
     Foreign                                 56                 41                106
   Deferred:
     Federal                               (344)               195               (145)
     State                                  (61)               (57)               (12)
     Foreign                                 59                141                (52)
-------------------------------------------------------------------------------------
Total                                  $  3,683           $  3,040           $  2,192
=====================================================================================

      The components of the net deferred tax asset as of December 31, were as follows (in thousands):

DEFERRED TAX ASSETS:                                                   1997            1996
-------------------------------------------------------------------------------------------
Receivables                                                          $  110          $   82
Inventories                                                             292             275
Accrued compensation                                                    772             702
Other payables                                                        1,442             708
Non-pension postretirement benefits                                   3,005           3,112
Accrued employee benefits                                             1,551           1,174
-------------------------------------------------------------------------------------------
     Total deferred tax assets                                        7,172           6,053

DEFERRED TAX LIABILITIES:
-------------------------------------------------------------------------------------------
Depreciation                                                          1,960           1,995
Prepaid pension                                                       2,600           2,744
Other                                                                   348              57
-------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                   4,908           4,796
-------------------------------------------------------------------------------------------
     Net deferred tax asset included in balance sheet                $2,264          $1,257
===========================================================================================

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The provision for income tax differs from the amount which would be provided by applying the statutory U.S. corporate income tax rate of 34% in each year due to the following items:

(In thousands)                           1997              1996              1995
---------------------------------------------------------------------------------
Provision at statutory rates          $ 3,470           $ 2,776           $ 2,010
State income taxes, net
   of federal tax benefit                 403               312               216
Foreign income taxes                       30                66                (7)
Tax benefit of FSC                       (190)             (201)             (119)
Other                                     (30)               87                92
---------------------------------------------------------------------------------
Actual provision                      $ 3,683           $ 3,040           $ 2,192
=================================================================================

      No provision for federal income taxes is made on the earnings of foreign subsidiaries that are considered permanently invested or would be offset by foreign tax credits upon distribution. Such undistributed earnings at December 31, 1997, were $644,000.

9  FAIR VALUE OF FINANCIAL INSTRUMENTS

      Cash, receivables and payables are reflected in the financial statements at fair value. Short-term debt is comprised of notes payable drawn against the company's lines of credit and commercial paper. Because of the short-term nature of these instruments, the carrying value reflects the fair value. Long-term debt primarily relates to the company's guarantee of The ESSOP debt, which is offset by a similar amount in shareholders' equity.

10 INDUSTRY SEGMENTS

      The company operates in one industry segment as a marketer and manufacturer of various flow measurement products.

                                                                                          DECEMBER 31,
                                                                           ----------------------------------------
                                                                            1997             1996              1995
-------------------------------------------------------------------------------------------------------------------
Exports to non-affiliated companies to consolidated net sales                14%              11%               11%
Net sales by foreign subsidiaries to consolidated net sales                   7%               7%                7%
Assets of foreign subsidiaries to consolidated assets                         7%               7%                7%
Operating profits for foreign subsidiaries ($000)                          $362             $346              $244
===================================================================================================================

                               BADGER METER, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED), COMMON STOCK PRICE AND DIVIDENDS

                                                            QUARTER ENDED
                              ----------------------------------------------------------------------
                              MARCH 31             JUNE 30          SEPTEMBER 30         DECEMBER 31
----------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE DATA)
1997
Net sales                    $   31,702          $   34,104          $   33,207          $   31,758
Gross profit                 $   11,478          $   12,624          $   12,480          $   12,155
Net earnings                 $    1,310          $    1,900          $    1,821          $    1,491
Earnings per share:
  Basic                      $      .37          $      .53          $      .51          $      .42
  Diluted                    $      .35          $      .50          $      .46          $      .38
Dividends declared:
  Common                     $      .11          $      .12          $      .12          $      .12
  Class B                    $      .10          $      .11          $      .11          $      .11
Stock price:
  High                       $    24.00          $    31.50          $    57.50          $    50.00
  Low                        $    18.13          $    21.00          $    29.25          $    36.88
  Quarter-end close          $    23.25          $    29.63          $    49.06          $    40.75
----------------------------------------------------------------------------------------------------

1996
Net sales                    $   26,635          $   30,542          $   30,542          $   28,299
Gross profit                 $    9,921          $   10,803          $   11,323          $   10,481
Net earnings                 $      888          $    1,389          $    1,430          $    1,420
Earnings per share:
  Basic                      $      .25          $      .39          $      .40          $      .40
  Diluted                    $      .24          $      .38          $      .39          $      .38
Dividends declared:
  Common                     $      .10          $      .11          $      .11          $      .11
  Class B                    $      .09          $      .10          $      .10          $      .10
Stock price:
  High                       $    14.44          $    15.75          $    16.81          $    20.81
  Low                        $    12.38          $    13.25          $    13.50          $    16.00
  Quarter-end close          $    13.50          $    14.00          $    15.94          $    19.19
----------------------------------------------------------------------------------------------------

Badger Meter, Inc. Common Stock is listed on the American Stock Exchange under the symbol BMI. There is no market for Badger Meter Class B Common Stock due to transfer restrictions. Class B Common Stock is equivalent in value to Common Stock. Earnings per share is computed independently for each quarter. As such, the annual per share amount may not equal the sum of the quarterly amounts due to rounding. Shareholders of record as of December 31, 1997 and 1996, totaled 596 and 579 for Common Stock and 12 and 9 for Class B Stock, respectively. Voting trusts are counted as single shareholders for this purpose.

                               BADGER METER, INC.

                         REPORT OF INDEPENDENT AUDITORS



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors and Shareholders
Badger Meter, Inc.

      We have audited the accompanying consolidated balance sheets of Badger Meter, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Badger Meter, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




Milwaukee, Wisconsin
January 28, 1998.

                   (Page 31 of Annual Report to Shareholders)

                               BADGER METER, INC.

                       TEN YEAR SUMMARY OF SELECTED DATA

          Years ended December 31 (in thousands except per share data)


                                         1997          1996          1995          1994          1993          1992
-------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                            $130,771       116,018       108,644        99,155        84,497        82,106
Research and development             $  4,397         3,851         3,858         3,278         3,642         4,119
Earnings before income taxes         $ 10,205         8,167         5,911         4,974         3,306         1,160
Earnings before changes in
   accounting                        $  6,522         5,127         3,719         3,216         2,164           802
Cumulative effect of changes
   in accounting                     $      0             0             0             0             0        (4,684)
Net earnings (loss)                  $  6,522         5,127         3,719         3,216         2,164        (3,882)
Earnings to sales *                       5.0%          4.4%          3.4%          3.2%          2.6%          1.0%
-------------------------------------------------------------------------------------------------------------------

PER COMMON SHARE
Basic earnings before changes in
   accounting                        $   1.83          1.46          1.06           .93           .64           .24
Cumulative effect of changes
   in accounting                     $      0             0             0             0             0         (1.38)
Basic earnings (loss)                $   1.83          1.46          1.06           .93           .64         (1.14)
Cash dividends declared:
   Common Stock                      $    .48           .43           .39           .35           .32           .30
   Class B Common Stock              $    .44           .39           .36           .32           .29           .28
Price range - high                   $  57.50         20.81         13.50         14.00         11.00          8.88
Price range - low                    $  18.13         12.38         11.06          9.50          8.88          7.38
Closing price                        $  40.75         19.19         13.25         11.94          9.56          8.75
Book value                           $  11.62         10.32          9.16          8.38          7.66          7.31
-------------------------------------------------------------------------------------------------------------------

SHARES OUTSTANDING
Common Stock                            2,444         2,426         2,387         2,377         2,281         2,282
Class B Common Stock                    1,126         1,126         1,126         1,126         1,126         1,126
-------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Working capital                      $ 13,870        17,645        16,178        14,569        12,010         9,876
Current ratio                        1.5 to 1      2.0 to 1      2.1 to 1      1.7 to 1      1.6 to 1      1.6 to 1
Net cash provided by
   operations                        $  5,178         9,878        12,026         6,342         2,969         3,833
Capital expenditures                 $  8,349         5,382         4,493         3,553         3,121         3,496
Total assets                         $ 82,297        66,133        60,527        61,993        57,627        53,895
Long-term debt                       $    928         1,091         1,000         1,200         1,400         1,700
Shareholders' equity                 $ 41,467        36,638        32,163        29,351        26,074        24,894
Debt to total capitalization             22.7%          9.2%         16.8%         28.4%         34.9%         34.2%
Return on shareholders' equity *         15.7%         14.0%         11.6%         11.0%          8.3%          3.2%
Price/earnings ratio *                   22.3          13.1          12.5          12.8          15.1          37.2
-------------------------------------------------------------------------------------------------------------------

                                         1991          1990          1989          1988
---------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                              78,417        77,100        72,266        71,150
Research and development                4,046         3,863         3,614         3,077
Earnings before income taxes            2,419         3,507         3,798         3,359
Earnings before changes in
   accounting                           1,648         2,332         2,375         2,071
Cumulative effect of changes
   in accounting                            0             0             0             0
Net earnings (loss)                     1,648         2,332         2,375         2,071
Earnings to sales *                       2.1%          3.0%          3.3%          2.9%
---------------------------------------------------------------------------------------

PER COMMON SHARE
Basic earnings before changes in
   accounting                             .49           .73           .77           .69
Cumulative effect of changes
   in accounting                            0             0             0             0
Basic earnings (loss)                     .49           .73           .77           .69
Cash dividends declared:
   Common Stock                           .30           .30           .29           .28
   Class B Common Stock                   .28           .28           .26           .25
Price range - high                       9.00          9.94         11.44         10.13
Price range - low                        6.81          6.50          8.00          6.00
Closing price                            7.69          6.94          9.81          9.06
Book value                               8.61          8.29          8.39          7.89
---------------------------------------------------------------------------------------

SHARES OUTSTANDING
Common Stock                            2,280         2,274         1,938         1,865
Class B Common Stock                    1,126         1,126         1,149         1,175
---------------------------------------------------------------------------------------

FINANCIAL POSITION
Working capital                         9,842        18,365        13,803        13,599
Current ratio                        1.6 to 1      3.3 to 1      2.1 to 1      2.4 to 1
Net cash provided by
   operations                           5,410         5,132         3,342         5,846
Capital expenditures                    3,335         4,901         4,376         2,904
Total assets                           51,199        50,670        46,672        41,787
Long-term debt                          1,900        10,400         5,183         5,267
Shareholders' equity                   29,303        28,168        25,897        23,975
Debt to total capitalization             28.7%         30.5%         29.2%         25.9%
Return on shareholders' equity *          5.6%          8.3%          9.2%          8.6%
Price/earnings ratio *                   15.9           9.6          12.7          13.1
---------------------------------------------------------------------------------------

* PRIOR TO ACCOUNTING CHANGES