Form 10-K405, Exhibit 13
period 1998-12-31
BADGER METER INC
filed 1999-03-26
CIK 9092

                                                                  EXHIBIT (13.0)





  Portions of Annual Report to Shareholders that are incorporated by reference.

                    (Page 1 of Annual Report to Shareholders)

                               BADGER METER, INC.

                              FINANCIAL HIGHLIGHTS
                           December 31, 1998 and 1997

                                                                   1998                      1997          % CHANGE
-------------------------------------------------------------------------------------------------------------------
OPERATIONS (in thousands)
Net sales                                                 $     143,813             $       130,771            10.0
Net earnings                                              $       8,247             $         6,522            26.4
-------------------------------------------------------------------------------------------------------------------
PER SHARE
Net earnings:
   Basic                                                  $        2.28             $          1.83            24.6
   Diluted                                                $        2.12             $          1.65            28.5
Cash dividends declared:
   Common Stock                                           $         .60             $           .48            25.0
   Class B Common Stock                                   $         .54             $           .44            22.7
Net book value                                            $       13.13             $         11.62            13.0
-------------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION (in thousands)
Working capital                                           $      10,776             $        13,870           (22.3)
Current ratio                                                  1.3 to 1                    1.5 to 1           (13.3)
Long-term debt                                            $       2,600             $           928           180.2
Shareholders' equity                                      $      47,848             $        41,467            15.4
Net earnings as a percent of equity                                17.2%                       15.7%            9.6
===================================================================================================================
OTHER
Number of employees                                                 956                         972            (1.6)
Number of shareholders:
  Common Stock:
    In employee plans                                               810                         770             5.2
    Of record                                                       576                         596            (3.4)
  Class B Common Stock                                               12                          12               0
Shares outstanding at December 31:
  Common Stock                                                2,538,077                   2,444,274             3.8
  Class B Common Stock                                        1,107,840                   1,125,570            (1.6)
===================================================================================================================

                (Page 15 to 17 of Annual Report to Shareholders)

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS DESCRIPTION

Badger Meter is a leading marketer and manufacturer of products using flow measurement and control technology developed both internally and with other technology companies. Its products are used to measure and control the flow of liquids and gases in a variety of applications. The company has eight primary product lines: residential and commercial/industrial water meters (with related technologies), automotive fluid meters, ultrasonic flowmeters, small valves, natural gas instrumentation, flow tubes and industrial process meters.

Water meters and related systems produce the majority of the company's sales. A "water meter system" generally consists of a water meter, a register (some with a digital interface technology for communicating the reading), a packaging system and the monitoring or computerized management system used to collect and relay the reading. Badger Meter's strategy is to solve customers' metering needs with its proprietary meter reading systems or other systems available through alliances within the marketplace. In both alternatives, the company provides the meter that generates a mechanical signal and the device that converts the signal into a digital form. That signal may then be read by either a propriety meter reading system or systems developed by other technology companies.

RESULTS OF OPERATIONS

SALES

Badger Meter's sales increased $13.0 million and $14.8 million, or 10.0% and 12.7% in 1998 and 1997, respectively. Sales trends are primarily affected by new product sales and general market conditions. Residential water meter sales for the past several years have been impacted by both privatizations of water services and a continued industry movement away from manual-read meters to automated meter reading technologies.

Both the 1998 and 1997 sales increases included major product shipments as part of a large metering contract for the City of Philadelphia. 1997 sales also included international sales for projects in Manila and Mexico City, but 1998 saw a significant decrease in these sales as a result of the international financial situation and the anticipated end of the Mexico City contract. This decrease in international water meter sales was more than offset by increased domestic sales of radio-frequency automated meter reading systems and commercial/industrial water meters, and worldwide sales of automotive fluid meters.

Badger Meter continues to improve existing products and to develop and acquire new products. In 1998, the company completed the acquisition of a fire service product line. In late 1997, the company acquired a line of electromagnetic flowmeters. New product developments primarily relate to the areas of meter reading systems, commercial/industrial water meters, automotive fluid meters, valves and natural gas instrumentation. Increases in sales of new products depend upon the rate of acceptance of the new technologies, both domestically and internationally, overall market conditions and competition. Sales of mature product lines are directly related to the strength of the various markets utilizing those products and the development of products to replace them.

International sales are comprised primarily of sales of automotive fluid meters and valves in Europe, sales of automated meter reading technologies in Mexico, and sales of valves and other metering products throughout the world. In Europe, sales are made in both U.S. dollars and German marks. All other international sales are made in U.S. dollars. The company is able to partially hedge its German mark exposure.

GROSS PROFIT MARGINS

Gross profit margins were 39.9%, 37.3% and 36.7% for 1998, 1997 and 1996, respectively. These margins have steadily increased as higher sales volumes have enabled the company to leverage its fixed manufacturing costs. In 1998, production of certain product lines neared capacity levels, resulting in even higher margins. In addition, significant cost reductions over the past several years have resulted from capital investment to improve manufacturing processes and systems and from the company's cost improvement programs.

OTHER FACTORS

Selling, engineering and administrative costs increased 13.8% in 1998 and 12.0% in 1997. Both years reflect increased research and engineering costs primarily related to the development of products in connection with market alliances, acquisition of new product lines, and the continued upgrade and expansion of existing product lines. Also, 1997 was affected by higher incentive compensation costs and costs associated with the formation and development of the international sales organization.

Interest expense increased in both 1998 and 1997 as a result of higher debt balances primarily due to the funding of the Milwaukee facility expansion and product line acquisitions, as well as general working capital needs related to the increased business activity. The impact of increased debt balances was partially offset by lower average interest rates.

INCOME TAXES

Income tax as a percentage of earnings before income taxes was 38.3%, 36.1% and 37.2% for 1998, 1997 and 1996, respectively. The increase from 1997 to 1998 was primarily due to decreased foreign sales resulting in a corresponding reduction in tax credits and increased tax rates on foreign operations. The decrease in the percentage from 1996 to 1997 was due primarily to lower taxes on foreign operations and favorable settlements of tax examinations.

NET EARNINGS AND EARNINGS PER SHARE

Higher sales and improved margins generated record earnings for both 1998 and 1997. Net earnings increased 26.4% in 1998 and 27.2% in 1997. Diluted earnings per share increased 28.5% in 1998 and 18.7% in 1997. While there was an increase in shares outstanding in each period, the principal reason for the variance from the net earnings percentage increases is the decrease from 1997 to 1998 in dilutive stock options outstanding with relatively higher exercise prices.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations increased from $5.2 million in 1997 to $14.7 million in 1998 due primarily to higher earnings. In 1997, cash provided by operations decreased from 1996 due to increased inventory, receivables and deferred tax asset balances, which offset higher earnings. The impact of these items on 1998 was considerably less, due to efforts made to balance inventory levels and due to reduced international receivables, which typically have a longer collection period.

Receivables increased only 3.2% during 1998, even though sales increased 10%. Again, the lower increase in receivables was primarily related to reduced international receivables. Inventories increased only 3.7% due to efforts made to balance inventory levels, as previously mentioned.

Capital expenditures included $9.8 million in 1998 and $1.3 million in 1997 related to the Milwaukee facility addition. The remaining expenditures were made to continue expansion of production capacity to meet higher sales requirements, to improve manufacturing processes to achieve higher quality and lower costs, and to improve facilities for marketing, engineering and administrative personnel.

In addition to the capital expenditures, the company also made approximately $3.6 million in other investments during 1997, increasing the total other assets to $6.1 million as of December 31, 1997. These investments primarily related to funds deposited in escrow in connection with the acquisition of a fire service product line, which was in process as of December 31, 1997. The acquisition was completed in 1998, at which time the funds were allocated to the appropriate inventory, equipment and intangibles accounts.

Badger Meter spent $2.7 million in 1998 and $1.8 million in 1997 to acquire treasury stock. These expenditures were offset by funds generated through the issuance of stock related to the exercise of stock options. Also during 1998, the Badger Meter Employee Savings and Stock Ownership Plan (the ESSOP) borrowed an additional $1.9 million from a local bank and used those funds to purchase stock from the company.

In 1998 and 1997, capital expenditures and other investing activities exceeded cash generated by operations, causing the company to increase bank borrowings in those years. Total short-term debt at December 31, 1998, was $14.3 million, consisting of commercial paper and bank debt. Long-term debt also increased to $2.6 million at December 31, 1998, due to the increase in the ESSOP debt. This resulted in a corresponding increase in the employee benefit stock balance in the company's equity accounts.

Other significant changes in balance sheet accounts during 1998 include an increase in intangible assets of $802,000 due to intangibles associated with the fire service product line acquisition. Prepaid pension decreased $489,000 as a result of normal pension expense with no funding payments required in 1998 due to the overfunded status of the plan. Other assets decreased $2.9 million due to the allocation of the product line acquisition costs previously discussed.

Badger Meter has a net deferred tax asset of $2.9 million, reflecting the net temporary differences between financial reporting and tax reporting. The majority of this net asset relates to deferred payments to employee benefit plans and is expected to reverse as future payments exceed expenses. The increase in the deferred tax asset of $666,000 during 1998 relates to the increased accruals for employee benefit plans and after-sale costs.

Payables increased $3.0 million during 1998 due to increased business activity and amounts due in connection with the Milwaukee facility addition. Other accrued liabilities increased $756,000 during 1998, primarily due to provisions for after-sale costs. Current income taxes decreased $779,000 due to the timing of estimated tax payments. The $348,000 decrease in accrued non-pension postretirement benefits was related to normal retiree medical expenditures exceeding amounts required to be accrued under accounting rules. Other accrued employee benefits increased $736,000 due primarily to increased employee deferred compensation.

Reinvested earnings increased during 1998 due to net income, partially offset by dividend payments. Common stock and capital in excess of par value both increased during 1998 due to stock issued in connection with the exercise of stock options and ESSOP transactions.

Badger Meter's financial condition remains strong. The company believes that its operating cash flows, available borrowing capacity and ability to raise capital through the sale of Common Stock provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of capacity and development of new products.

ENVIRONMENTAL MATTERS

The company believes it is in compliance with the various environmental statutes and regulations to which the company's domestic and international operations are subject. Currently, the company is in the process of addressing two environmental issues as well as litigation alleging a violation of Proposition 65, California's environmental regulation. The company does not believe the ultimate resolution of any of these claims will have a material adverse effect on the results of operations.

YEAR 2000 MATTERS

Badger Meter has reviewed its exposure to potential computer software problems relating to the advent of the year 2000. Management believes that the company has adequately addressed this issue in the software incorporated into the products that it sells. The company has also reviewed internal non-information technology systems and is in the process of testing and upgrading those systems, as necessary.

Regarding information technology systems, many of the software programs used by Badger Meter are already compliant with the requirements of year 2000 processing. The remaining systems are currently being upgraded to new vendor versions, which will address the year 2000 issue in addition to providing increased functionality. These remaining upgrades are expected to be completed during the summer of 1999 prior to any anticipated impact of the year 2000 on the company's operations. Testing will begin as soon as the implementation is complete.

If the year 2000 issue is not properly addressed by the company and its vendors, the company could incur additional transaction processing costs and there could be interruptions in the company's supply chain, resulting in increased costs as the company moves to alternate vendors. However, the company does not expect to have any significant problems with its products, systems or vendors as a result of this issue. Total expected costs (in excess of the normal software upgrade costs) are less than $100,000.

MARKET RISK

In the ordinary course of business, the company is exposed to various market risks, including commodity prices, foreign currency rates and interest rates. The company manages these risks through a combination of interest rate swaps and foreign loans. The company does not hold or issue derivative instruments for trading purposes.

Badger Meter's foreign currency risk relates to the sale of products to foreign customers, specifically European customers as all other foreign sales are made in U.S. dollars. The company uses lines of credit with German banks to offset currency exposure related to European receivables and other monetary assets. The company's exposure to European currency fluctuations has been further reduced by the stabilization of inter-European currencies through the introduction of the Euro. As of December 31, 1998 and 1997, the company's foreign currency net monetary assets were fully offset by comparable debt, resulting in no exposure.

As of December 31, 1998 and 1997, the company had only floating-rate debt. Although the company occasionally uses interest rate swap agreements to hedge the effects of changes in interest rates on a portion of the company's debt, there were no such agreements existing as of December 31, 1998 or 1997. Without any interest rate swap agreements in place, the company's future annual interest costs will fluctuate based on short-term interest rates.

FORWARD LOOKING STATEMENTS

Certain statements in this report, as well as other information provided from time to time by the company or its employees, may contain forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. The words "anticipate", "believe", "estimate", "expect", "think", and "objective" or similar expressions are intended to identify forward looking statements. The forward looking statements are based on the company's current views and assumptions and involve risks and uncertainties that include, among other things: the success or failure of new product developments; the actions of competitors; changes in the domestic economic conditions, including housing starts; changes in foreign economic conditions, including currency fluctuations; changes in laws and regulations; changes in customer demand and fluctuations in the prices of and availability of purchased raw materials and parts. Some or all of these factors are beyond the company's control.

                   (Page 18 of Annual Report to Shareholders)

                               BADGER METER, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  Years ended December 31, 1998, 1997 and 1996

(In thousands except per share amounts)                                     1998             1997              1996
-------------------------------------------------------------------------------------------------------------------
Net sales                                                               $143,813         $130,771          $116,018
Cost of sales                                                             86,502           82,034            73,490
-------------------------------------------------------------------------------------------------------------------
Gross margin                                                              57,311           48,737            42,528
Selling, engineering and administration                                   43,317           38,077            33,993
-------------------------------------------------------------------------------------------------------------------
Operating earnings                                                        13,994           10,660             8,535
Interest expense                                                             630              455               368
-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                              13,364           10,205             8,167
Provision for income taxes                                                 5,117            3,683             3,040
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                              $8,247           $6,522            $5,127
===================================================================================================================

Earnings per share:
  Basic                                                                    $2.28            $1.83             $1.46
  Diluted                                                                  $2.12            $1.65             $1.39
===================================================================================================================

Shares used in computation of:
  Basic                                                                    3,624            3,560             3,511
  Impact of dilutive stock options                                           272              401               187
-------------------------------------------------------------------------------------------------------------------
  Diluted                                                                  3,896            3,961             3,698
===================================================================================================================


See accompanying notes.

                   (Page 19 of Annual Report to Shareholders)

                               BADGER METER, INC.

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997

(Dollars in thousands)                                                                       1998              1997
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash                                                                                    $ 2,371           $ 1,055
  Receivables (Note 3)                                                                     19,814            19,193
  Inventories:
    Finished goods                                                                          5,270             4,095
    Work in process                                                                        10,089            10,871
    Raw materials                                                                           7,044             6,632
-------------------------------------------------------------------------------------------------------------------
      Total inventories                                                                    22,403            21,598
  Prepaid expenses                                                                          1,064               693
-------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                 45,652            42,539
Property, plant and equipment:
  Land and improvements                                                                     2,965             2,792
  Buildings and improvements                                                               18,360            12,902
  Machinery and equipment                                                                  58,609            48,713
-------------------------------------------------------------------------------------------------------------------
                                                                                           79,934            64,407
  Less accumulated depreciation                                                           (42,523)          (40,423)
-------------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                                      37,411            23,984
Intangible assets, at cost less accumulated amortization                                    1,452               650
Prepaid pension (Note 7)                                                                    6,262             6,751
Deferred income taxes (Note 8)                                                              2,930             2,264
Other assets (Note 7)                                                                       3,238             6,109
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                              $96,945           $82,297
===================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt (Note 4)                                                                $14,315           $11,245
  Payables                                                                                 10,174             7,196
  Accrued compensation and employee benefits                                                5,521             5,339
  Other accrued liabilities                                                                 4,386             3,630
  Income and other taxes                                                                      480             1,259
-------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                              34,876            28,669
Accrued non-pension postretirement benefits (Note 7)                                        7,459             7,807
Other accrued employee benefits (Notes 5 and 7)                                             4,162             3,426
Long-term debt (Note 7)                                                                     2,600               928
Commitments and contingencies (Note 6)
Shareholders' equity:  (Notes 2, 5 and 7)
  Common Stock, $1 par; authorized 5,000,000 shares;
     issued 3,391,941 shares in 1998 and 3,240,263 shares in 1997                           3,392             3,240
  Class B Common Stock, $.10 par; authorized 5,000,000 shares;
     issued 1,107,840 shares in 1998 and 1,125,570 in 1997                                    111               112
  Capital in excess of par value                                                           12,732             8,315
  Reinvested earnings                                                                      39,198            33,057
  Less:  Employee benefit stock                                                            (2,606)             (917)
         Treasury stock, at cost, 853,864 shares in 1998
           and 795,989 shares in 1997                                                      (4,979)           (2,340)
-------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                             47,848            41,467
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                $96,945           $82,297
===================================================================================================================

See accompanying notes.

                   (Page 20 of Annual Report to Shareholders)

                               BADGER METER, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1998, 1997 and 1996

(Dollars in thousands)                                                      1998             1997              1996
-------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net earnings                                                         $   8,247        $   6,522         $   5,127
  Adjustments to reconcile net earnings to net cash
     provided by operations:
       Depreciation                                                        4,499            3,725             3,522
       Amortization                                                          176              228               598
       Noncurrent employee benefits                                        1,088              614              (883)
       Deferred income taxes                                                (666)          (1,007)              279
       Changes in:
         Receivables                                                        (621)          (3,695)           (1,838)
         Inventories                                                        (805)          (4,092)           (1,672)
         Current liabilities other than short-term debt                    3,137            2,658             4,880
         Prepaid expenses and other                                         (371)             225              (135)
-------------------------------------------------------------------------------------------------------------------
   Total adjustments                                                       6,437           (1,344)            4,751
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                           14,684            5,178             9,878
-------------------------------------------------------------------------------------------------------------------
Investing activities:
  Property, plant and equipment                                          (17,926)          (8,349)           (5,382)
  Other - net                                                              1,893           (3,616)             (548)
-------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                   (16,033)         (11,965)           (5,930)
-------------------------------------------------------------------------------------------------------------------
Financing activities:
  Bank borrowings (repayments)                                             2,842            8,548            (2,941)
  Dividends                                                               (2,106)          (1,665)           (1,479)
  Stock options and ESSOP                                                  4,586            1,597               639
  Purchase of treasury stock                                              (2,657)          (1,761)             (221)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                       2,665            6,719            (4,002)
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                1,316              (68)              (54)
Cash - beginning of year                                                   1,055            1,123             1,177
-------------------------------------------------------------------------------------------------------------------
Cash - end of year                                                     $   2,371        $   1,055         $   1,123
===================================================================================================================
Supplemental disclosures of cash flow information:
    Cash paid during the year for:
    Income taxes                                                       $   6,466        $   3,419         $   2,348
    Interest (including $208 of interest capitalized
     during facility construction in 1998)                             $     864        $     441         $     378
===================================================================================================================


See accompanying notes.

                   (Page 21 of Annual Report to Shareholders)

                               BADGER METER, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended December 31, 1998, 1997 and 1996

                                                         Class B    Capital in                   Employee
                                               Common     Common     excess of    Reinvested  benefit stock/    Treasury
(In thousands except per share amounts)         Stock      Stock     par value      earnings   adjustments       stock       Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                     $1,552       $56        $7,832       $24,552       $(1,471)      $(358)    $32,163
Net earnings                                                                          5,127
Pension liability adjustment                                                                          369
  Comprehensive income                                                                                                      5,496
Cash dividends, $.43 per Common share                                                (1,039)                               (1,039)
Cash dividends, $.39 per Class B Common share                                          (440)                                 (440)
Restricted stock plan (Note 5):
  Amortization of unearned compensation                                                                40                      40
  Shares canceled                                                          (9)                          9                       0
  Tax benefit on vested restricted stock                                   13                                                  13
Stock options exercised (Note 5)                   25                     429                                                 454
Tax benefit on stock options (Note 5)                                     103                                                 103
Tax benefit on dividends (Notes 5 and 7)                                   27                                                  27
Shares purchased by ESSOP participants              1                      36                                                  37
Treasury stock issued                                                       5                                                   5
Treasury stock purchased                                                                                         (221)       (221)
Two-for-one stock split                         1,577        56        (1,633)                                                  0
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                      3,155       112         6,803        28,200        (1,053)       (579)     36,638
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                          6,522                                 6,522
Cash dividends, $.48 per Common share                                                (1,172)                               (1,172)
Cash dividends, $.44 per Class B Common share                                          (493)                                 (493)
Restricted stock plan (Note 5):
  Amortization of unearned compensation                                                                36                      36
  Tax benefit on vested restricted stock                                  150                                                 150
Employee stock ownership plan (Note 7):
  Amortization of unearned compensation                                                               100                     100
Stock options exercised (Note 5)                   81                     761                                                 842
Tax benefit on stock options (Note 5)                                     511                                                 511
Tax benefit on dividends (Notes 5 and 7)                                   23                                                  23
Shares purchased by ESSOP participants              4                      67                                                  71
Treasury stock purchased                                                                                       (1,761)     (1,761)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                      3,240       112         8,315        33,057          (917)     (2,340)     41,467
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                          8,247                                 8,247
Cash dividends, $.60 per Common share                                                (1,501)                               (1,501)
Cash dividends, $.54 per Class B Common share                                          (605)                                 (605)
Restricted stock plan (Note 5):
  Amortization of unearned compensation                                                                11                      11
  Tax benefit on vested restricted stock                                  109                                                 109
Employee stock ownership plan (Note 7):
  Amortization of unearned compensation                                                               100                     100
Stock options exercised (Note 5)                   54                     564                                                 618
Tax benefit on stock options (Note 5)                                     268                                                 268
Tax benefit on dividends (Notes 5 and 7)                                   55                                                  55
Shares purchased by ESSOP participants             98                   3,437                                               3,535
Treasury stock purchased                                     (1)                                               (2,657)     (2,658)
Treasury stock issued                                                     (16)                                     18           2
ESSOP Loan                                                                                         (1,800)                 (1,800)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                     $3,392      $111       $12,732       $39,198       $(2,606)    $(4,979)    $47,848
====================================================================================================================================

See accompanying notes.

                (Page 22 to 28 of Annual Report to Shareholders)

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PROFILE Badger Meter (the company) is a leading marketer and manufacturer of products using flow measurement and control technology developed both internally and with other technology companies. Its products are used to measure and control the flow of liquids and gases in a variety of applications. The company's products include water meters and associated systems, wastewater meters, industrial process meters, automotive fluid meters, small valves and natural gas instruments.

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

      PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets, principally by the straight-line method.

      INTANGIBLE ASSETS Costs of purchased patents are amortized over the lives of the patents. Accumulated amortization at December 31, 1998 and 1997, was $2,697,000 and $2,521,000, respectively.

      TREASURY STOCK Treasury stock is stated at cost. In 1996, the Board of Directors authorized the repurchase of up to 350,000 shares of stock. During 1998 and 1997, the company repurchased 75,605 and 67,799 shares respectively, which were added to treasury stock. As of December 31, 1998, the company has repurchased 155,404 shares or 44% of the authorized amount.

      RESEARCH AND DEVELOPMENT Research and development costs are charged to expense as incurred and amounted to $6,105,000, $4,397,000, and $3,851,000 in 1998, 1997 and 1996, respectively.

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

      ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS
133), "Accounting for Derivative Instruments and Hedging Activities," which will become effective for 2000. The company's hedging activities are discussed in
Note 4. The company does not believe that SFAS 133 will have a material effect on its results of operations, financial position or disclosures.

      During 1998, the company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires that certain computer software costs be capitalized. The impact was not material.

      RECLASSIFICATIONS Certain reclassifications have been made to the 1997 and 1996 consolidated financial statements to conform to the 1998 presentation.

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996

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

      On May 15, 1998, the Board of Directors of the company adopted a Shareholder Rights Plan declaring a dividend of one right for each share of the company's common stock outstanding. In the event a person or group acquires or seeks to acquire 20% or more of the outstanding common stock of the company, the rights may be exercised (except by the acquiring person whose rights are canceled). Upon exercise, each right entitles the holder to purchase from the company one share of common stock at an initial exercise price of $140 (subject to adjustment) or, upon the occurrence of certain events, common stock of the company or the acquiring company having a market value equivalent to two times the exercise price. Subject to certain conditions, the rights are redeemable by the Board of Directors for $.01 per right and are exchangeable for shares of common stock. The rights have no voting power and expire on May 26, 2008.

3  TRANSACTIONS WITH AFFILIATED COMPANY

      The company carries its 15% interest in a Mexican company, Medidores Azteca, S.A. (Azteca) at cost ($75,000). During 1998, 1997 and 1996, the company sold approximately $996,000, $1,500,000, and $1,175,000 of product to Azteca. Trade receivables from Azteca at December 31, 1998 and 1997, were $486,000 and $608,000, respectively.

4  SHORT-TERM DEBT AND CREDIT LINES

      Short-term debt at December 31, 1998 and 1997, consisted of:

(In thousands)                                          1998              1997
--------------------------------------------------------------------------------
Notes payable to banks                                  $1,786            $1,617
Commercial paper                                        12,501             9,565
Other                                                       28                63
--------------------------------------------------------------------------------
Total                                                  $14,315           $11,245
================================================================================

      The company has $39,790,000 of short-term credit lines with domestic and foreign banks which includes a $25,000,000 commercial paper line of credit. At December 31, 1998, $25,503,000 was unused and available to the company under the lines. The weighted-average interest rate on the outstanding balance was 5.46% and 5.81% at December 31, 1998 and 1997. The company occasionally uses interest rate swap agreements to hedge the effects of changes in the interest rates on the company's outstanding commercial paper, although no such agreements existed as of December 31, 1998 or 1997.

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

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996

The sale or transfer of the shares is limited during the restricted period, not exceeding eight years. All eligible shares have been issued. The value of such stock was established by the market price on the date of grant.
Restrictions on 11,000 shares expired during 1998.

      Unearned compensation was charged for the market value of the restricted shares as these shares were issued in accordance with the Plan. The unearned compensation is shown as a reduction of shareholders' equity in the accompanying Consolidated Balance Sheets and is being amortized ratably over the restricted period.

      During 1998, 1997 and 1996, $11,000, $36,000, and $40,000 was charged to expense relating to the Plan.

B.  STOCK OPTION PLANS

      The company has four stock option plans which provide for the issuance of options to key employees and directors of the company. Each plan authorizes the issuance of options to purchase up to an aggregate of 200,000 shares of Common Stock, with vesting periods of up to five years and maximum option terms of ten years. As of December 31, 1998, options to purchase approximately 74,000 shares are available for issue.

      The following table summarizes the transactions of the company's stock option plans for the three-year period ended December 31, 1998:

                                                                                  Weighted-Average
                                                         Number of Shares          Exercise Price
----------------------------------------------------------------------------------------------------
Unexercised options outstanding -
  December 31, 1995                                           349,260                       $9.64
Options granted                                               144,168                      $12.96
Options exercised                                             (49,200)                      $9.22
Options forfeited                                              (8,468)                     $10.67
----------------------------------------------------------------------------------------------------
Unexercised options outstanding -
  December 31, 1996                                           435,760                      $10.77
Options granted                                               173,696                      $22.36
Options exercised                                             (81,742)                     $10.31
Options forfeited                                              (7,628)                     $12.59
----------------------------------------------------------------------------------------------------
Unexercised options outstanding -
  December 31, 1997                                           520,086                      $14.68
Options granted                                                32,600                      $35.56
Options exercised                                             (53,486)                     $11.54
Options forfeited                                              (4,600)                     $19.97
----------------------------------------------------------------------------------------------------
Unexercised options outstanding -
  December 31, 1998                                           494,600                      $16.35
====================================================================================================
Price range $8.38 - $12.38
  (weighted-average contractual life of                       272,004                      $10.48
  5.2 years)
Price range $14.81 - $22.50
  (weighted-average contractual life of                       172,896                      $21.25
  8.2 years)
Price range $24.13 - $35.57
  (weighted-average contractual life of                        49,700                      $31.42
  9.0 years)
====================================================================================================
Exercisable options -
  December 31, 1996                                           241,610                       $9.39
  December 31, 1997                                           243,282                      $10.35
  December 31, 1998                                           319,040                      $12.50
====================================================================================================

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996

      As allowed by SFAS 123, "Accounting for Stock-Based Compensation", the company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock option plans. Under APB 25, the company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. The company has determined the pro-forma information as if the company had accounted for stock options granted since January 1, 1995, under the fair value method of SFAS 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions:

                                                                 1998             1997              1996
----------------------------------------------------------------------------------------------------------
Risk-free interest rate                                            5.7%             6.5%              5.5%
Dividend yield                                                       1%               1%                3%
Volatility factor                                                   34%              23%               17%
Weighted-average expected life                                5.0 years         8.2 years         4.6 years
-----------------------------------------------------------------------------------------------------------

      The weighted-average fair value of options granted in 1998, 1997 and 1996 were $12.89, $8.92 and $2.11 per share, respectively. If the company had recognized compensation expense based on these values, the company's pro-forma net earnings and both basic and diluted earnings per share would have been reduced by $336,000 or $.09 per share for 1998 and $299,000 or $.08 per share for 1997. The pro-forma effect of these options on 1996 was not material. These pro-forma calculations only include the effects of options granted since January 1, 1995. As such, the impacts are not necessarily indicative of the effects on reported net income of future years.

6  COMMITMENTS AND CONTINGENCIES

A.  COMMITMENTS

      The company leases equipment and facilities under operating leases, some of which contain renewal options. Future minimum lease payments consisted of the following at December 31, 1998:

 (In thousands)
 -------------------------------------------------------------
 1999                                                     $643
 2000                                                      272
 2001                                                      207
 2002                                                      161
 2003 and thereafter                                       484
 -------------------------------------------------------------
 Total minimum lease payments                           $1,767
 =============================================================

      Total rental expense charged to operations under all operating leases was approximately $1,561,000, $1,447,000 and $1,294,000 in 1998, 1997 and 1996,
respectively.

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996

B.  CONTINGENCIES

      In the normal course of business, the company is named in legal proceedings. There are currently no material legal proceedings pending with respect to the company.

      The company is subject to contingencies relative to environmental laws and regulations. Currently the company is in the process of resolving an issue relative to a landfill site and a suit alleging violation of Proposition 65, California's environmental regulation. The company is also involved in litigation filed by the owner of property near one of the company's plants, alleging damage to property value by virtue of spillage from past company operations. The company believes that this suit is without merit. Further, the company does not believe the ultimate resolution of any of these claims will have a material adverse effect on the results of operations.

      The company has evaluated its worldwide operations to determine if any risks and uncertainties exist that could severely impact its operations in the near term. The company does not believe that there are any significant risks. However, the company does rely on single suppliers for certain castings and components in several of its product lines. Although alternate sources of supply exist for these items, loss of certain suppliers could temporarily disrupt operations. The company attempts to mitigate these risks by working closely with key suppliers and by purchasing business interruption insurance where appropriate.

     The company reevaluates its exposures on a periodic basis and makes adjustments to reserves as appropriate.

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996


7  EMPLOYEE BENEFIT PLANS

A.  PENSION PLAN

      The company maintains a non-contributory defined benefit pension plan for its employees. The following table sets forth the components of net periodic pension expense for the years ended December 31, 1998, 1997 and 1996:

(In thousands)                                                       1998                  1997              1996
-------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                       $1,734                $1,616            $1,044
Interest cost on projected benefit obligations                        2,659                 2,415             2,249
Expected return on plan assets                                       (3,532)               (3,324)           (3,086)
Net amortization and deferral                                          (373)                 (356)             (319)
-------------------------------------------------------------------------------------------------------------------
Net periodic pension cost (credit)                                     $488                  $351            $ (112)
===================================================================================================================

The following table provides a reconciliation of benefit obligations, plan assets and funded status:

(In thousands)                                                       1998                  1997
--------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                           $34,653               $32,202
  Service cost                                                        1,734                 1,616
  Interest cost                                                       2,659                 2,415
  Actuarial (gain) loss                                               1,506                  (211)
  Benefits paid                                                      (2,719)               (1,369)
--------------------------------------------------------------------------------------------------
Projected benefit obligation
  as of September 30                                                $37,833               $34,653
-------------------------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets as of
    beginning of year                                               $42,168               $37,346
  Actual return on plan assets                                        1,530                 6,187
  Company contributions                                                   0                     4
  Benefits paid                                                      (2,719)               (1,369)
--------------------------------------------------------------------------------------------------
Fair value of plan assets as of
  September 30                                                      $40,979               $42,168
-------------------------------------------------------------------------------------------------
Reconciliation:
  Funded status as of September 30                                   $3,146                $7,515
  Unrecognized net transition asset                                    (847)               (1,270)
  Unrecognized prior service cost                                    (2,511)               (2,673)
  Unrecognized net actuarial loss                                     6,474                 3,179
-------------------------------------------------------------------------------------------------
Prepaid pension asset
  as of September 30 and December 31                                 $6,262                $6,751
=================================================================================================

        Actuarial assumptions used in the preparation of the above data:

                                                                     1998                  1997
-------------------------------------------------------------------------------------------------
Discount rate                                                          7.0%                  7.5%
Expected return on plan assets                                         9.0%                  9.0%
Rate of compensation increase                                          5.0%                  5.0%
=================================================================================================

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996


B.  OTHER POSTRETIREMENT BENEFITS

      The company has certain postretirement plans that provide medical benefits for retirees and eligible dependents. The following table sets forth the components of net periodic postretirement medical expense for the years ended December 31, 1998, 1997 and 1996:

(In thousands)                                                              1998             1997              1996
-------------------------------------------------------------------------------------------------------------------
Service cost, benefits attributed for service
  of active employees for the period                                        $100             $111              $103
Interest cost on the accumulated
  postretirement benefit obligation                                          501              515               656
Unrecognized prior service credit                                           (236)            (236)              (59)
Unrecognized net loss                                                         57               54                21
-------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                    $422             $444              $721
===================================================================================================================

      The following table provides a reconciliation of benefit obligations. It is the company's policy to fund health care benefits on a cash basis. Since there are no plan assets, the plan is unfunded.

(In thousands)                                                             1998            1997
--------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                                 $7,035           $7,213
  Service cost                                                               100              111
  Interest cost                                                              501              515
  Actuarial (gain) loss                                                      (33)            (360)
  Benefits paid                                                             (770)            (444)
--------------------------------------------------------------------------------------------------
  Projected benefit obligation and
    unfunded status as of December 31                                      6,833            7,035
  Unrecognized prior service credit                                        2,062            2,298
  Unrecognized net actuarial loss                                         (1,436)          (1,526)
--------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost
  as of December 31                                                       $7,459           $7,807
=================================================================================================

      The discount rate used to measure the accumulated postretirement benefit obligation was 7.0% for 1998 and 7.5% for 1997. Since the company has established fixed company contribution amounts for retiree health care benefits, future health care cost trends do not impact the company's accruals or provisions.

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996


C.  BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

      In 1991, the company formed The Badger Meter Employee Savings and Stock Ownership Plan (the ESSOP) and guaranteed a loan made to the ESSOP which had been used to purchase Common Stock of the company from shares held in treasury. The company is obligated to contribute sufficient cash to the ESSOP to enable it to repay the loan principal and interest. Each payment releases shares of Common Stock (22,856, 11,428 and 5,626 shares in 1998, 1997 and 1996) for allocation to participants in the ESSOP.

      The principal amount due on the original loan was $700,000 at December 1, 1998 and $900,000 at December 31, 1997. In December of 1998, the ESSOP refinanced the loan and increased it by $1,900,000 to the December 31, 1998 balance of $2,600,000. The terms of the loan allow variable payments of principal with the final principal and interest payment due December 31, 2005. Interest may be charged at either Prime Rate or at LIBOR plus 1.5%. As of December 31, 1998, the LIBOR-based loan had an interest rate of 6.6%.

     The ESSOP includes a voluntary 401(k) savings plan which allows domestic employees to defer up to 15% of their income on a pretax basis. The company matches 25% of each employee's contribution, with the match percentage applying to a maximum of 7%, 7% and 6% of the employee's salary for 1998, 1997 and 1996, respectively. The match is paid in company stock. For 1998, 1997 and 1996, respectively, 11,428, 11,428 and 16,038 shares of Common Stock released through principal and interest payments on the ESSOP debt were allocated to participants.

     In addition to the match, the company may, at the discretion of the Board of Directors, allocate additional available shares to non-represented participants who are not covered by a collective bargaining agreement. An additional 1,797 and 1,016 shares were allocated for 1997 and 1996, respectively.

     The obligation related to the ESSOP has been recorded as long-term debt and a like amount of unearned compensation has been recorded as a reduction of shareholders' equity in the accompanying Consolidated Balance Sheets. Charges to expense were $200,000, $132,000 and $239,000 in 1998, 1997 and 1996, respectively. The company also incurred interest on the ESSOP loan of $5,000, $19,000 and $33,000 which was net of dividends on unallocated ESSOP shares of $45,000, $47,000 and $37,000 for 1998, 1997 and 1996, respectively. These amounts are included in interest expense in the accompanying Consolidated Statements of Operations.

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996


8  INCOME TAX EXPENSE

      Details of earnings before income taxes and the related provision for income taxes are as follows:

(In thousands)                                                  1998             1997              1996
----------------------------------------------------------------------------------------------------------
Earnings before income taxes:
  Domestic                                                      $13,107           $9,953            $7,825
  Foreign                                                           257              252               342
----------------------------------------------------------------------------------------------------------
Total                                                           $13,364          $10,205            $8,167
==========================================================================================================

Income taxes:
  Current:
    Federal                                                      $4,180           $3,301            $2,286
    State                                                           878              672               434
    Foreign                                                         167               56                41
  Deferred:
    Federal                                                         (60)            (344)              195
    State                                                           (18)             (61)              (57)
    Foreign                                                         (30)              59               141
----------------------------------------------------------------------------------------------------------
Total                                                            $5,117           $3,683            $3,040
==========================================================================================================

      The components of the net deferred tax asset as of December 31, were as follows (in thousands):

DEFERRED TAX ASSETS:                                                                1998              1997
----------------------------------------------------------------------------------------------------------
Receivables                                                                         $166              $110
Inventories                                                                          394               292
Accrued compensation                                                                 752               772
Other payables                                                                     2,079             1,442
Non-pension postretirement benefits                                                2,885             3,005
Accrued employee benefits                                                          1,732             1,551
----------------------------------------------------------------------------------------------------------
  Total deferred tax assets                                                        8,008             7,172

DEFERRED TAX LIABILITIES:
----------------------------------------------------------------------------------------------------------
Depreciation                                                                       2,331             1,960
Prepaid pension                                                                    2,422             2,600
Other                                                                                325               348
----------------------------------------------------------------------------------------------------------
  Total deferred tax liabilities                                                   5,078             4,908
----------------------------------------------------------------------------------------------------------
Net deferred tax asset included in balance sheet                                  $2,930            $2,264
==========================================================================================================

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996


      The provision for income tax differs from the amount which would be provided by applying the statutory U.S. corporate income tax rate in each year due to the following items:

(In thousands)                                                     1998             1997              1996
----------------------------------------------------------------------------------------------------------
Provision at statutory rate                                      $4,544           $3,470            $2,776
State income taxes, net
  of federal tax benefit                                            568              403               312
Foreign income taxes                                                 50               30                66
Tax benefit of FSC                                                  (78)            (190)             (201)
Other                                                                33              (30)               87
----------------------------------------------------------------------------------------------------------
Actual provision                                                 $5,117           $3,683            $3,040
==========================================================================================================

      No provision for federal income taxes is made on the earnings of foreign subsidiaries that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at December 31, 1998, were $669,000.

  9   FAIR VALUE OF FINANCIAL INSTRUMENTS

      Cash, receivables and payables are reflected in the financial statements at fair value. Short-term debt is comprised of notes payable drawn against the company's lines of credit and commercial paper. Because of the short-term nature of these instruments, the carrying value approximates the fair value. Long-term debt relates to the company's guarantee of the ESSOP debt, which is offset by a similar amount in shareholders' equity.

10  INDUSTRY SEGMENT

      The company is a marketer and manufacturer of flow measurement and control instruments, which comprise one reportable segment due to similarities in the nature of the products, production processes, customers and methods of distribution. Information regarding geographic areas is as follows:

(In thousands)                                                   1998            1997               1996
----------------------------------------------------------------------------------------------------------
Revenues:
  United States                                                $127,371         $105,811           $94,207
  Foreign                                                       $16,442          $24,960           $21,811
Long-Lived Assets:
  United States                                                 $46,899          $36,420           $29,129
  Foreign                                                        $1,464           $1,074              $702
==========================================================================================================

                               BADGER METER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996

11  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED), COMMON STOCK PRICE AND
    DIVIDENDS

                                                              QUARTER ENDED
                            MARCH 31                   JUNE 30              SEPTEMBER 30                DECEMBER 31
-------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE DATA)
1998
Net sales                  $  33,499                 $  36,430                  $ 39,370                  $  34,514
Gross margin               $  13,443                 $  14,267                  $ 15,743                  $  13,858
Net earnings               $   1,597                 $   2,295                  $  2,404                  $   1,951
Earnings per share:
  Basic                    $     .44                 $     .63                  $    .66                  $     .54
  Diluted                  $     .41                 $     .59                  $    .62                  $     .50
Dividends declared:
  Common                   $     .15                 $     .15                  $    .15                  $     .15
  Class B                  $     .14                 $     .14                  $    .14                  $     .14
Stock price:
  High                     $   40.50                 $   38.13                  $  40.63                  $   39.50
  Low                      $   30.00                 $   35.13                  $  25.00                  $   26.00
  Quarter-end close        $   35.88                 $   35.44                  $  29.25                  $   35.63
-------------------------------------------------------------------------------------------------------------------

1997
Net sales                  $  31,702                 $  34,104                  $ 33,207                  $  31,758
Gross margin               $  11,478                 $  12,624                  $ 12,480                  $  12,155
Net earnings               $   1,310                 $   1,900                  $  1,821                  $   1,491
Earnings per share:
  Basic                    $     .37                 $     .53                  $    .51                  $     .42
  Diluted                  $     .35                 $     .50                  $    .46                  $     .38
Dividends declared:
  Common                   $     .11                 $     .12                  $    .12                  $     .12
  Class B                  $     .10                 $     .11                  $    .11                  $     .11
Stock price:
  High                     $   24.00                 $   31.50                  $  57.50                  $   50.00
  Low                      $   18.13                 $   21.00                  $  29.25                  $   36.88
  Quarter-end close        $   23.25                 $   29.63                  $  49.06                  $   40.75
-------------------------------------------------------------------------------------------------------------------

      Badger Meter, Inc. Common Stock is listed on the American Stock Exchange under the symbol BMI. There is no market for Badger Meter Class B Common Stock due to transfer restrictions. Class B Common Stock is equivalent in value to Common Stock. Earnings per share is computed independently for each quarter. As such, the annual per share amount may not equal the sum of the quarterly amounts due to rounding. Shareholders of record as of December 31, 1998 and 1997, totaled 576 and 596 for Common Stock and 12 and 12 for Class B Stock, respectively. Voting trusts are counted as single shareholders for this purpose.

                               BADGER METER, INC.
                         REPORT OF INDEPENDENT AUDITORS


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Badger Meter, Inc.

      We have audited the accompanying consolidated balance sheets of Badger Meter, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Badger Meter, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




Milwaukee, Wisconsin
January 27, 1999.

                   (Page 29 of Annual Report to Shareholders)

                               BADGER METER, INC.

                        TEN YEAR SUMMARY OF SELECTED DATA
          Years ended December 31 (in thousands except per share data)


                                     1998      1997      1996      1995      1994      1993      1992      1991      1990     1989
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                        $143,813   130,771   116,018   108,644    99,155    84,497    82,106    78,417    77,100    72,266
Research and development         $  6,105     4,397     3,851     3,858     3,278     3,642     4,119     4,046     3,863     3,614
Earnings before income taxes     $ 13,364    10,205     8,167     5,911     4,974     3,306     1,160     2,419     3,507     3,798
Earnings before changes in
  accounting                     $  8,247     6,522     5,127     3,719     3,216     2,164       802     1,648     2,332     2,375
Cumulative effect of changes
  in accounting                  $      0         0         0         0         0         0    (4,684)        0         0         0
Net earnings (loss)              $  8,247     6,522     5,127     3,719     3,216     2,164    (3,882)    1,648     2,332     2,375
Earnings to sales *                  5.7%      5.0%      4.4%      3.4%      3.2%      2.6%      1.0%      2.1%      3.0%      3.3%
-----------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE
Basic earnings before changes
  in accounting                  $   2.28      1.83      1.46      1.06       .93       .64       .24       .49       .73       .77
Cumulative effect of changes
  in accounting                  $      0         0         0         0         0         0     (1.38)        0         0         0
Basic earnings (loss)            $   2.28      1.83      1.46      1.06       .93       .64     (1.14)      .49       .73       .77
Cash dividends declared:
  Common Stock                   $    .60       .48       .43       .39       .35       .32       .30       .30       .30       .29
  Class B Common Stock           $    .54       .44       .39       .36       .32       .29       .28       .28       .28       .26
Price range - high               $  40.63     57.50     20.81     13.50     14.00     11.00      8.88      9.00      9.94     11.44
Price range - low                $  25.00     18.13     12.38     11.06      9.50      8.88      7.38      6.81      6.50      8.00
Closing price                    $  35.63     40.75     19.19     13.25     11.94      9.56      8.75      7.69      6.94      9.81
Book value                       $  13.13     11.62     10.32      9.16      8.38      7.66      7.31      8.61      8.29      8.39
-----------------------------------------------------------------------------------------------------------------------------------
SHARES OUTSTANDING
Common Stock                        2,538     2,444     2,426     2,387     2,377     2,281     2,282     2,280     2,274     1,938
Class B Common Stock                1,108     1,126     1,126     1,126     1,126     1,126     1,126     1,126     1,126     1,149
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                  $ 10,776    13,870    17,645    16,178    14,569    12,010     9,876     9,842    18,365    13,803
Current ratio                    1.3 to 1  1.5 to 1  2.0 to 1  2.1 to 1  1.7 to 1  1.6 to 1  1.6 to 1  1.6 to 1  3.3 to 1  2.1 to 1
Net cash provided by
  operations                     $ 14,684     5,178     9,878    12,026     6,342     2,969     3,833     5,410     5,132     3,342
Capital expenditures             $ 17,926     8,349     5,382     4,493     3,553     3,121     3,496     3,335     4,901     4,376
Total assets                     $ 96,945    82,297    66,133    60,527    61,993    57,627    53,895    51,199    50,670    46,672
Long-term debt                   $  2,600       928     1,091     1,000     1,200     1,400     1,700     1,900    10,400     5,183
Shareholders' equity             $ 47,848    41,467    36,638    32,163    29,351    26,074    24,894    29,303    28,168    25,897
Debt to total capitalization        26.1%     22.7%      9.2%     16.8%     28.4%     34.9%     34.2%     28.7%     30.5%     29.2%
Return on shareholders' equity *    17.2%     15.7%     14.0%     11.6%     11.0%      8.3%      3.2%      5.6%      8.3%      9.2%
Price/earnings ratio *              15.6%      22.3      13.1      12.5      12.8      15.1      37.2      15.9       9.6      12.7
------------------------------------------------------------------------------------------------------------------------------------

* PRIOR TO ACCOUNTING CHANGES