Form 10-K405, Exhibit 13
period 1999-12-31
BADGER METER INC
filed 2000-03-29
CIK 9092

                                                                  EXHIBIT (13.0)




























Portions of Annual Report to Shareholders that are incorporated by reference.

                    (Page 1 of Annual Report to Shareholders)

                                 BADGER METER, INC.

                      F I N A N C I A L  H I G H L I G H T S
                           December 31, 1999 and 1998

                                                        1999              1998    % CHANGE
------------------------------------------------------------------------------------------
OPERATIONS (in thousands)
Net sales                                          $  150,877        $   143,813       4.9
Net earnings                                       $    9,700        $     8,247      17.6

PER SHARE
Net earnings:
   Basic                                           $    2.78         $      2.28      21.9
   Diluted                                         $    2.60         $      2.12      22.6
Cash dividends declared:
   Common Stock                                    $     .72         $       .60      20.0
   Class B Common Stock                            $     .32         $       .54
Net book value                                     $   12.88         $     13.13      (1.9)

YEAR-END FINANCIAL POSITION (in thousands)
Working capital                                    $  11,150         $    10,776       3.5
Current ratio                                       1.3 to 1            1.3 to 1         0
Long-term debt                                     $  11,493         $     2,600     342.0
Shareholders' equity                               $  43,009         $    47,848     (10.1)
Net earnings as a percent of equity                     22.6%               17.2%     31.4

OTHER
Number of employees                                      989                 956       3.5
Number of shareholders:
  Common Stock:
    In employee plans                                    777                 810      (4.1)
    Of record                                            550                 576      (4.5)
  Class B Common Stock                                     0                  12
Shares outstanding at December 31:
  Common Stock                                     3,339,955           2,538,077      31.6
  Class B Common Stock                                     0           1,107,840
==========================================================================================

                (Page 17 to 19 of Annual Report to Shareholders)

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS DESCRIPTION

Badger Meter is a leading marketer and manufacturer of products using flow measurement and control technologies developed both internally and with other technology companies. Its products are used to measure and control the flow of liquids in a variety of applications. The company has five primary worldwide product lines: residential and commercial/industrial water meters (with various meter reading technology systems), automotive fluid meters, small precision valves and industrial process meters (with related accessories and instrumentation).

Water meters and related systems provide the majority of the company's sales. A "water meter system" generally consists of a water meter, a register (some with a digital interface technology for communicating the reading), packaging and the monitoring or computerized management system used to collect and relay the reading. Badger Meter's strategy is to solve customers' metering needs with its proprietary meter reading systems or other systems available through alliances within the marketplace. In both alternatives, the company provides the meter that generates a mechanical signal and the device that converts the signal into a digital form. That signal may then be read by either a proprietary meter reading system or systems developed by other technology companies.

RESULTS OF OPERATIONS

SALES

Badger Meter's sales increased $7.1 million and $13.0 million, or 4.9% and 10.0%, in 1999 and 1998, respectively. Sales trends are primarily affected by new product sales, water meter sales to large municipalities and general market conditions. Residential water meter sales for the past several years have been impacted by both privatizations of water services and a continued industry movement away from manual-read meters to automated meter reading technologies.

The sales increase from 1998 to 1999 was primarily attributable to increased sales of radio-frequency automated meter reading systems and commercial/industrial water meters. These increases offset three major adverse factors during 1999: a decrease in sales of industrial meters and valves due to changing market conditions, a freeze on radio frequency licenses by the Federal Communications Commission (which was lifted at the end of 1999), and lost sales due to a September 1999 fire at the facility of one of the company's principal vendors (which was offset by business interruption insurance proceeds).

Also, both the 1998 and 1997 sales included major product shipments as part of a large metering contract for the City of Philadelphia, which was completed in February of 1999. The impact of the conclusion of this project was partially offset in the second half of 1999 by sales to the City of Houston and increased international water meter sales.

Badger Meter continues to improve existing products and to develop and acquire new products. During 1999, the company sold its natural gas instrumentation product line to focus its product development efforts on the core business of liquid flow measurement. In 1998, the company completed the acquisition of a fire service product line. In late 1997, the company acquired a line of electromagnetic flowmeters and recently purchased the assets of the Czech Republic company that assembles and tests those meters.

International sales are comprised primarily of sales of automotive fluid meters and small valves in Europe, sales of water meters and related technologies in Mexico, and sales of valves and other metering products throughout the world. In Europe, sales are made in both U.S. dollars and German marks. Most other international sales are made in U.S. dollars. The company is able to partially hedge its German mark exposure.

GROSS PROFIT MARGINS

Gross profit margins were 39.2%, 39.9% and 37.3% for 1999, 1998 and 1997, respectively. In 1999, the company invested in additional capacity, resulting in a slight decrease in margins from the 1998 level. In 1998, production for certain product lines neared capacity levels, enabling the company to leverage its fixed manufacturing costs over the higher volumes.

OTHER FACTORS

Selling, engineering and administrative costs decreased 1.0% in 1999 compared to 1998, due primarily to cost improvement efforts and staffing reductions associated with the sale of the natural gas instrumentation product line. These costs increased 13.7% in 1998 compared to 1997 due to increased research and engineering costs primarily related to the development of new products and improvement of existing products.

Interest expense doubled from 1998 to 1999 as a result of a new $15 million long-term debt borrowing in August of 1999, which was primarily used to repurchase the company's stock from various trusts and individual shareholders. Interest expense was also impacted by an increase in the Employee Savings and Stock Ownership Plan ("ESSOP") debt in December of 1998, as well as generally higher interest rates during 1999. The increase in interest expense from 1997 to 1998 was due to higher short-term debt balances primarily related to the funding of the Milwaukee facility expansion and general working capital needs, partially offset by lower average interest rates.

Other income and expense (net) improved from an expense of $376,000 in 1998 to an income of $255,000 in 1999 due to $750,000 of pretax income for business interruption insurance, which offset lost sales and margins associated with a fire at the facility of one of the company's principal vendors during 1999.

INCOME TAXES

Income tax as a percentage of earnings before income taxes was 38.1%, 38.3% and 36.1% for 1999, 1998 and 1997, respectively. The decrease from 1998 to 1999 was due to a favorable settlement of a tax audit. The increase from 1997 to 1998 was primarily due to decreased foreign sales resulting in a corresponding reduction in tax credits and increased tax rates on foreign operations.

NET EARNINGS AND EARNINGS PER SHARE

Higher sales and reduced selling, engineering and administrative costs generated record earnings for 1999. Net earnings increased 17.6% in 1999 and 26.4% in 1998. Diluted earnings per share increased 22.6% in 1999 and 28.5% in 1998. The higher percentage increase in 1999 earnings per share compared to net earnings for 1999 was due primarily to the repurchase of stock during the year.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations increased 4.8% from 1998 to 1999 due primarily to higher earnings. The substantial increase from $5.2 million in 1997 to $14.7 million in 1998 was due to higher earnings with lower growth in working capital requirements.

Receivables increased 22.5% during 1999, due to significantly higher sales in the last month of the year and higher international water meter sales in the last quarter, which have extended payment terms. Inventories decreased 15.2%, again due to the high sales in the last month of 1999, as well as efforts to control inventory levels throughout the year.

Capital expenditures totaled $10 million in 1999, down from $17.9 million in 1998 due primarily to the expenditure of $9.8 million in 1998 related to the Milwaukee facility addition. The 1999 and remaining 1998 expenditures related to expansion of production capacity to meet higher sales requirements, improvement of manufacturing processes to achieve higher quality and lower costs, and improvement of facilities for marketing, engineering and administrative personnel.

Other significant changes in balance sheet accounts during 1999 include a reduction in intangible assets of $357,000 due to the sale of the natural gas instrumentation product line and annual amortization of other intangibles. Prepaid pension decreased $471,000 as a result of normal pension expense with no funding payments required in 1999 due to the overfunded status of the plan. Other assets increased $654,000 due primarily to notes receivable in connection with the sale of the natural gas instrumentation product line.

Badger Meter has a net deferred tax asset of $2.2 million, reflecting the net temporary differences between financial reporting and tax reporting. The majority of this net deferred asset relates to deferred payments to employee benefit plans and is expected to reverse as future payments exceed expenses. The decrease in the net deferred tax asset of $717,000 during 1999 relates primarily to the use of accelerated depreciation methods for tax purposes.

As previously discussed, the company borrowed $15 million in long-term debt during 1999, which was used primarily to acquire treasury stock and reduce short-term debt. This, along with the increased ESSOP debt, resulted in the $11.5 million long-term debt balance and the $4.9 million current portion of long-term debt as of December 31, 1999.

Payables increased $325,000 during 1999 due to increased business activity. Accrued compensation and employee benefits increased $393,000 due to general salary and benefit accruals. Other accrued liabilities decreased $670,000 due primarily to lower accruals for after-sale costs. Current income taxes decreased $369,000 due to the timing of estimated tax payments. The $445,000 decrease in accrued non-pension postretirement benefits was related to normal retiree medical expenditures exceeding amounts required to be accrued under accounting rules. Other accrued employee benefits increased $579,000 due primarily to increased employee deferred compensation.

Reinvested earnings increased during 1999 due to net income, partially offset by dividend payments. In August of 1999, all outstanding shares of Class B Common Stock converted into shares of Common Stock on a share-for-share basis. Total stock and capital in excess of par value both increased during 1999 due to stock issued in connection with the exercise of stock options and ESSOP transactions. Treasury stock increased due to shares repurchased during the year.

Badger Meter's financial condition remains strong. The company believes that its operating cash flows, available borrowing capacity and ability to raise capital through the sale of common stock provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of capacity and development of new products.

OTHER MATTERS

The company believes it is in compliance with the various environmental statutes and regulations to which the company's domestic and international operations are subject. Currently the company is in the process of resolving issues relative to two landfill sites. Also, the company is in the process of settling a suit alleging violation of Proposition 65, California's environmental regulation. The company does not believe the ultimate resolution of these claims will have a material adverse effect on the company's financial position or results of operations. Provision has been made for all known settlement costs.

The company addressed all known potential computer software problems and system issues relating to the advent of the year 2000. To date, no significant problems have been encountered in connection with the year 2000 issue.

MARKET RISK

In the ordinary course of business, the company is exposed to various market risks, including commodity prices, foreign currency rates and interest rates. The company manages these risks through a combination of foreign loans and interest rate instruments. The company does not hold or issue derivative instruments for trading purposes.

Badger Meter's foreign currency risk relates to the sale of products to foreign customers, specifically European customers as most other foreign sales are made in U.S. dollars. The company uses lines of credit with German banks to offset currency exposure related to European receivables and other monetary assets. The company's exposure to European currency fluctuations has been further reduced by the stabilization of inter-European currencies through the introduction of the Euro. As of December 31, 1999 and 1998, the company's foreign currency net monetary assets were fully offset by comparable debt, resulting in no exposure.

As of December 31, 1998, the company had only floating-rate debt. During 1999, the company issued $15 million of long-term fixed-rate debt, payable monthly over a three-year period. As of December 31, 1999, comparable market rates had increased, resulting in a market value for this debt of $13,429,000, slightly less than the $13,482,000 carrying value. Remaining debt at December 31, 1999, was all floating-rate debt with market values approximating carrying values. For this debt, future annual interest costs will fluctuate based on short-term interest rates.

FORWARD LOOKING STATEMENTS

Certain statements in this report, as well as other information provided from time to time by the company or its employees, may contain forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. The words "anticipate", "believe", "estimate", "expect", "think",

"should", and "objective" or similar expressions are intended to identify forward looking statements. The forward looking statements are based on the company's current views and assumptions and involve risks and uncertainties that include, among other things: the success or failure of new product developments; the actions of competitors and alliance partners; changes in the domestic economic conditions, including housing starts; changes in foreign economic conditions, including currency fluctuations; changes in laws and regulations; changes in customer demand and fluctuations in the prices of and availability of purchased raw materials and parts. Some or all of these factors are beyond the company's control.

                   (Page 20 of Annual Report to Shareholders)

                               BADGER METER, INC.

       C O N S O L I D A T E D  S T A T E M E N T S  OF  O P E R A T I O N S
                  Years ended December 31, 1999, 1998 and 1997

(In thousands except per share amounts)                         1999             1998              1997
-------------------------------------------------------------------------------------------------------
Net sales                                                   $150,877         $143,813          $130,771
Cost of sales                                                 91,722           86,502            82,034
-------------------------------------------------------------------------------------------------------
Gross margin                                                  59,155           57,311            48,737
Selling, engineering and administration                       42,495           42,941            37,769
-------------------------------------------------------------------------------------------------------
Operating earnings                                            16,660           14,370            10,968
Interest expense                                               1,256              630               455
Other expense (income), net                                    (255)              376               308
-------------------------------------------------------------------------------------------------------
Earnings before income taxes                                  15,659           13,364            10,205
Provision for income taxes                                     5,959            5,117             3,683
-------------------------------------------------------------------------------------------------------
Net earnings                                                  $9,700           $8,247            $6,522
=======================================================================================================

Earnings per share:
  Basic                                                        $2.78            $2.28             $1.83
  Diluted                                                      $2.60            $2.12             $1.65
=======================================================================================================

Shares used in computation of:
  Basic                                                        3,494            3,624             3,560
  Impact of dilutive stock options                               234              272               401
-------------------------------------------------------------------------------------------------------
  Diluted                                                      3,728            3,896             3,961
=======================================================================================================


See accompanying notes.

                   (Page 21 of Annual Report to Shareholders)
                                 BADGER METER, INC.

               C O N S O L I D A T E D   B A L A N C E   S H E E T S
                           December 31, 1999 and 1998

(Dollars in thousands)                                                        1999              1998
----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash                                                                    $  3,752          $  2,371
  Receivables (Note 3)                                                      24,278            19,814
  Inventories:
    Finished goods                                                           4,077             5,270
    Work in process                                                          8,347            10,089
    Raw materials                                                            6,582             7,044
----------------------------------------------------------------------------------------------------
      Total inventories                                                     19,006            22,403
  Prepaid expenses                                                             943             1,064
----------------------------------------------------------------------------------------------------
      Total current assets                                                  47,979            45,652
Property, plant and equipment:
  Land and improvements                                                      2,763             2,965
  Buildings and improvements                                                19,547            18,360
  Machinery and equipment                                                   65,423            58,609
----------------------------------------------------------------------------------------------------
                                                                            87,733            79,934
  Less accumulated depreciation                                            (45,617)          (42,523)
----------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                       42,116            37,411
Intangible assets, at cost less accumulated amortization                     1,095             1,452
Prepaid pension (Note 7)                                                     5,791             6,262
Deferred income taxes (Note 8)                                               2,213             2,930
Other assets (Note 7)                                                        3,892             3,238
----------------------------------------------------------------------------------------------------
Total assets                                                              $103,086          $ 96,945
====================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt (Note 4)                                                $ 11,702          $ 14,287
  Current portion of long-term debt (Note 7)                                 4,887                28
  Payables                                                                  10,499            10,174
  Accrued compensation and employee benefits                                 5,914             5,521
  Other accrued liabilities                                                  3,716             4,386
  Income and other taxes                                                       111               480
----------------------------------------------------------------------------------------------------
    Total current liabilities                                               36,829            34,876
Accrued non-pension postretirement benefits (Note 7)                         7,014             7,459
Other accrued employee benefits (Notes 5 and 7)                              4,741             4,162
Long-term debt (Note 7 and 9)                                               11,493             2,600
Shareholders' equity:  (Notes 2, 5 and 7)
  Common Stock, $1 par; authorized 5,000,000 shares;
     issued 4,531,307 shares in 1999 and 3,391,941 shares in 1998            4,531             3,392
  Class B Common Stock, $.10 par; authorized 5,000,000 shares;
     issued 1,107,840 shares in 1998                                             0               111
  Capital in excess of par value                                            13,382            12,732
  Reinvested earnings                                                       46,445            39,198
  Less:  Employee benefit stock                                             (2,600)           (2,606)
         Treasury stock, at cost, 1,191,352 shares in 1999
           and 853,864 shares in 1998                                      (18,749)           (4,979)
----------------------------------------------------------------------------------------------------
    Total shareholders' equity                                              43,009            47,848
----------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                $103,086          $ 96,945
====================================================================================================

See accompanying notes.

                   (Page 22 of Annual Report to Shareholders)

                               BADGER METER, INC.

    C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H F L O W S
                  Years ended December 31, 1999, 1998 and 1997

(Dollars in thousands)                                                      1999             1998              1997
-------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net earnings                                                            $9,700        $   8,247         $   6,522
  Adjustments to reconcile net earnings to net cash
     provided by operations:
       Depreciation                                                        5,276            4,499             3,725
       Amortization                                                          357              176               228
       Noncurrent employee benefits                                          611            1,088               614
       Deferred income taxes                                                 717             (666)           (1,007)
       Changes in:
         Receivables                                                      (4,464)            (621)           (3,695)
         Inventories                                                       3,397             (805)           (4,092)
         Current liabilities other than short-term debt                     (321)           3,137             2,658
         Prepaid expenses and other                                          121             (371)              225
-------------------------------------------------------------------------------------------------------------------
   Total adjustments                                                       5,694            6,437            (1,344)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                           15,394           14,684             5,178
-------------------------------------------------------------------------------------------------------------------
Investing activities:
  Property, plant and equipment                                           (9,981)         (17,926)           (8,349)
  Other - net                                                               (654)           1,893            (3,616)
-------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                   (10,635)         (16,033)          (11,965)
-------------------------------------------------------------------------------------------------------------------
Financing activities:
  Net increase (decrease) in short-term debt                              (2,585)           2,842             8,548
  Issuance of long-term debt                                              15,396                0                 0
  Repayments of long-term debt                                            (1,644)               0                 0
  Dividends                                                               (2,453)          (2,106)           (1,665)
  Stock options and ESSOP                                                  1,719            4,586             1,597
  Purchase of treasury stock                                             (13,811)          (2,657)           (1,761)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                      (3,378)           2,665             6,719
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                1,381            1,316               (68)
Cash - beginning of year                                                   2,371            1,055             1,123
-------------------------------------------------------------------------------------------------------------------
Cash - end of year                                                        $3,752        $   2,371         $   1,055
===================================================================================================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Income taxes                                                          $5,442        $   6,466         $   3,419
    Interest (including $208 of interest capitalized
     during facility construction in 1998)                                $1,257        $     864         $     441
===================================================================================================================

See accompanying notes.

                   (Page 23 of Annual Report to Shareholders)

                               BADGER METER, INC.

C O N S O L I D A T E D   S T A T E M E N T S   O F   S H A R E H O L D E R S'
                                  E Q U I T Y
                  Years ended December 31, 1999, 1998 and 1997

                                                          Class B    Capital in
                                               Common      Common     excess of    Reinvested       Employee    Treasury
(In thousands except per share amounts)         Stock       Stock     par value      earnings  benefit stock       stock      Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                     $3,155        $112       $ 6,803       $28,200       $(1,053)   $   (579)    $36,638
Net earnings                                                                            6,522                                 6,522
Cash dividends, $.48 per Common share                                                  (1,172)                               (1,172)
Cash dividends, $.44 per Class B Common share                                            (493)                                 (493)
Restricted stock transactions                                               150                          36                     186
Stock options exercised (Note 5)                   81                       761                                                 842
Tax benefit on stock options and dividends                                  534                                                 534
ESSOP transactions                                  4                        67                         100                     171
Treasury stock purchased                                                                                         (1,761)     (1,761)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                      3,240         112         8,315        33,057          (917)     (2,340)     41,467
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                            8,247                                 8,247
Cash dividends, $.60 per Common share                                                  (1,501)                               (1,501)
Cash dividends, $.54 per Class B Common share                                            (605)                                 (605)
Restricted stock transactions                                               109                          11                     120
Stock options exercised (Note 5)                   54                       564                                                 618
Tax benefit on stock options and dividends                                  323                                                 323
ESSOP transactions                                 98                     3,437                         100                   3,635
Treasury stock purchased                                       (1)                                               (2,657)     (2,658)
Treasury stock issued                                                       (16)                                     18           2
ESSOP loan                                                                                           (1,800)                 (1,800)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                      3,392         111        12,732        39,198        (2,606)     (4,979)     47,848
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                            9,700                                 9,700
Cash dividends, $.72 per Common share                                                  (2,104)                               (2,104)
Cash dividends, $.32 per Class B Common share                                            (349)                                 (349)
Restricted stock transactions                                                62                           6                      68
Stock options exercised (Note 5)                   51                       569                                                 620
Tax benefit on stock options and dividends                                  258                                                 258
ESSOP transactions                                 21                       758                                                 779
Treasury stock purchased                                                                                        (13,811)    (13,811)
Exchange of Class B for Common shares           1,067        (111)         (997)                                     41           0
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                     $4,531        $  0       $13,382       $46,445       $(2,600)   $(18,749)    $43,009
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

                (Page 24 to 30 of Annual Report to Shareholders)

                               BADGER METER, INC.
N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L   S T A T E M E N T S
                        December 31, 1999, 1998 and 1997

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PROFILE Badger Meter (the company) is a leading marketer and manufacturer of products using flow measurement and control technology developed both internally and with other technology companies. Its products are used to measure and control the flow of liquids in a variety of applications. The company's products include water meters and associated systems, wastewater meters, industrial process meters, automotive fluid meters and small valves.

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

      INTANGIBLE ASSETS Costs of purchased patents are amortized over the lives of the patents. Accumulated amortization at December 31, 1999 and 1998, was $593,000 and $2,697,000, respectively.

      RESEARCH AND DEVELOPMENT Research and development costs are charged to expense as incurred and amounted to $5,971,000, $6,105,000, and $4,397,000 in 1999, 1998 and 1997, respectively.

      OTHER EXPENSE (INCOME), NET Other income and expense includes foreign currency gains and losses, which are recognized as incurred. The company's functional currency for all of its foreign subsidiaries is the U.S. dollar. For 1999, other income also includes $750,000 of business interruption insurance proceeds related to lost sales and margins as a result of a fire at a vendor's facility during the year.

      USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS
133), "Accounting for Derivative Instruments and Hedging Activities," which will become effective for the company in 2001. The company does not believe that SFAS 133 will have a material effect on its results of operations, financial position or disclosures.

      RECLASSIFICATIONS Certain reclassifications have been made to the 1998 and 1997 consolidated financial statements to conform to the 1999 presentation.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1999, 1998 and 1997

2  COMMON STOCK

      During 1999, the holders of Class B Common Stock converted all shares held into Common Stock, resulting in only one class of stock for the company. The company also has a Shareholder Rights Plan, which grants certain rights to existing holders of Common Stock. Subject to certain conditions, the rights are redeemable by the Board of Directors and are exchangeable for shares of Common Stock. The rights have no voting power and expire on May 26, 2008.

3  TRANSACTIONS WITH AFFILIATED COMPANY

      The company carries its 15% interest in a Mexican company, Medidores Azteca, S.A. (Azteca) at cost ($75,000). During 1999, 1998 and 1997, the company sold approximately $2,602,000, $996,000, and $1,500,000 of product to Azteca. Trade receivables from Azteca at December 31, 1999 and 1998, were $1,209,000 and $486,000, respectively.

4  SHORT-TERM DEBT AND CREDIT LINES

      Short-term debt at December 31, 1999 and 1998, consisted of:

(In thousands)                                  1999              1998
----------------------------------------------------------------------
Notes payable to banks                       $ 1,907           $ 1,786
Commercial paper                               9,795            12,501
----------------------------------------------------------------------
Total                                        $11,702           $14,287
======================================================================

      The company has $37,591,000 of short-term credit lines with domestic and foreign banks which include a $31,000,000 commercial paper line of credit. At December 31, 1999, $28,479,000 was unused and available to the company under the lines. The weighted-average interest rate on the outstanding balance was 6.13% and 5.46% at December 31, 1999 and 1998.

5     STOCK OPTION PLANS

      The company has five stock option plans which provide for the issuance of options to key employees and directors of the company. Each plan authorizes the issuance of options to purchase up to an aggregate of 200,000 shares of Common Stock, with vesting periods of up to ten years and maximum option terms of ten years. As of December 31, 1999, options to purchase approximately 236,680 shares are available for issue.

      The following table summarizes the transactions of the company's stock option plans for the three-year period ended December 31, 1999:

                                                                                 Weighted-Average
                                                       Number of Shares            Exercise Price
Unexercised options outstanding -
  December 31, 1996                                             435,760                    $10.77
Options granted                                                 173,696                    $22.36
Options exercised                                               (81,742)                   $10.31
Options forfeited                                                (7,628)                   $12.59
-------------------------------------------------------------------------------------------------
Unexercised options outstanding -
  December 31, 1997                                             520,086                    $14.68
Options granted                                                  32,600                    $35.56
Options exercised                                               (53,486)                   $11.54
Options forfeited                                                (4,600)                   $19.97
-------------------------------------------------------------------------------------------------
Unexercised options outstanding -
  December 31, 1998                                             494,600                    $16.35
Options granted                                                  72,200                    $40.25
Options exercised                                               (50,852)                   $12.34
Options forfeited                                                (7,228)                   $26.90
-------------------------------------------------------------------------------------------------
Unexercised options outstanding -
  December 31, 1999                                             508,720                    $19.99
=================================================================================================
Price range $8.38 - $12.38
  (weighted-average contractual life of
   4.1 years)                                                   230,004                    $10.37
Price range $14.81 - $24.13
  (weighted-average contractual life of
   7.2 years)                                                   177,216                    $21.66
Price range $35.56 - $40.25
  (weighted-average contractual life of
   9.2 years)                                                   101,500                    $38.88
=================================================================================================
Exercisable options -
  December 31, 1997                                             243,282                    $10.35
  December 31, 1998                                             319,040                    $12.50
  December 31, 1999                                             383,287                    $14.46
=================================================================================================

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1999, 1998 and 1997

      As allowed by SFAS 123, "Accounting for Stock-Based Compensation", the company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for its stock option plans. Under APB 25, the company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. The company has determined the pro-forma information as if the company had accounted for stock options granted since January 1, 1995, under the fair value method of SFAS 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

                                                      1999             1998              1997
---------------------------------------------------------------------------------------------
Risk-free interest rate                               5.6%             5.7%              6.5%
Dividend yield                                          3%               1%                1%
Volatility factor                                      38%              34%               23%
Weighted-average expected life                   5.0 years         5.0 years         8.2 years
----------------------------------------------------------------------------------------------

      The weighted-average fair values of options granted in 1999, 1998 and 1997 were $12.84, $12.89 and $8.92 per share, respectively. If the company had recognized compensation expense based on these values, the company's pro-forma net earnings and both basic and diluted earnings per share would have been reduced by approximately $306,000 or $.09 per share for 1999, $336,000 or $.09 per share for 1998, and $299,000 or $.08 per share for 1997. These pro-forma calculations only include the effects of options granted since January 1, 1995. As such, the impacts are not necessarily indicative of the effects on reported net income of future years.

6  COMMITMENTS AND CONTINGENCIES

A.  COMMITMENTS

      The company leases equipment and facilities under operating leases, some of which contain renewal options and certain computer equipment under capital lease. Future minimum lease payments consisted of the following at December 31, 1999:

                                                    Operating          Capital             Total
 (In thousands)                                        Leases            Lease            Leases
 -----------------------------------------------------------------------------------------------
 2000                                                  $  751            $ 135            $  886
 2001                                                     490              135               625
 2002                                                     188               33               221
 2003                                                     161                0               161
 2004 and thereafter                                        0                0                 0
 -----------------------------------------------------------------------------------------------
 Total minimum lease payments                           1,590              303             1,893
 Less: amount representing interest                         0               (5)               (5)
 ------------------------------------------------------------------------------------------------
 Present value of net minimum lease payments            1,590              298             1,888
 Less: current portion                                      0             (132)             (132)
 ------------------------------------------------------------------------------------------------
 Lease obligations                                     $1,590            $ 166            $1,756
 ================================================================================================

      Total rental expense charged to operations under all operating leases was approximately $1,510,000, $1,561,000, and $1,447,000 in 1999, 1998 and 1997,
respectively.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1999, 1998 and 1997


B.  CONTINGENCIES

      In the normal course of business, the company is named in legal proceedings. There are currently no material legal proceedings pending with respect to the company.

      The company is subject to contingencies relative to environmental laws and regulations. Currently the company is in the process of resolving issues relative to two landfill sites. Also, the company is in the process of settling a suit alleging violation of Proposition 65, California's environmental regulation. The company does not believe the ultimate resolution of these claims will have a material adverse effect on the company's financial position or results of operations. Provision has been made for all known settlement costs.

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

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1999, 1998 and 1997


7  EMPLOYEE BENEFIT PLANS

A.  PENSION PLAN

      The company maintains a non-contributory defined benefit pension plan for its employees. The following table sets forth the components of net periodic pension expense for the years ended December 31, 1999, 1998 and 1997:

(In thousands)                                                         1999                  1998              1997
-------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                      $ 1,793               $ 1,734           $ 1,616
Interest cost on projected benefit obligations                        2,648                 2,659             2,415
Expected return on plan assets                                       (3,617)               (3,532)           (3,324)
Net amortization and deferral                                          (353)                 (373)             (356)
-------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                           $   471               $   488           $   351
===================================================================================================================

The following table provides a reconciliation of benefit obligations, plan assets and funded status:

(In thousands)                                                         1999                  1998
-------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                           $37,833               $34,653
  Service cost                                                        1,793                 1,734
  Interest cost                                                       2,648                 2,659
  Actuarial (gain) loss                                              (1,167)                1,506
  Benefits paid                                                      (3,558)               (2,719)
--------------------------------------------------------------------------------------------------
Projected benefit obligation
  as of September 30                                                $37,549               $37,833
-------------------------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets as of
    beginning of year                                               $40,979               $42,168
  Actual return on plan assets                                        3,655                 1,530
  Company contributions                                                   0                     0
  Benefits paid                                                      (3,558)               (2,719)
--------------------------------------------------------------------------------------------------
Fair value of plan assets as of
  September 30                                                      $41,076               $40,979
-------------------------------------------------------------------------------------------------
Reconciliation:
  Funded status as of September 30                                  $ 3,527               $ 3,146
  Unrecognized net transition asset                                    (423)                 (847)
  Unrecognized prior service cost                                    (2,349)               (2,511)
  Unrecognized net actuarial loss                                     5,036                 6,474
-------------------------------------------------------------------------------------------------
Prepaid pension asset
  as of September 30 and December 31                                $ 5,791               $ 6,262
=================================================================================================

        Actuarial assumptions used in the preparation of the above data:
                                                                       1999                  1998
-------------------------------------------------------------------------------------------------
Discount rate                                                          7.5%                  7.0%
Expected return on plan assets                                         9.0%                  9.0%
Rate of compensation increase                                          5.0%                  5.0%
=================================================================================================

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1999, 1998 and 1997


B.  OTHER POSTRETIREMENT BENEFITS

      The company has certain postretirement plans that provide medical benefits for retirees and eligible dependents. The following table sets forth the components of net periodic postretirement medical expense for the years ended December 31, 1999, 1998 and 1997:

(In thousands)                                                              1999             1998              1997
-------------------------------------------------------------------------------------------------------------------
Service cost, benefits attributed for service
  of active employees for the period                                        $105             $100              $111
Interest cost on the accumulated
  postretirement benefit obligation                                          456              501               515
Unrecognized prior service credit                                           (236)            (236)             (236)
Unrecognized net loss                                                         53               57                54
-------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                    $378             $422              $444
===================================================================================================================


      The following table provides a reconciliation of benefit obligations. It is the company's policy to fund health care benefits on a cash basis. Since there are no plan assets, the plan is unfunded.

(In thousands)                                                              1999             1998
-------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                                 $6,833           $7,035
  Service cost                                                               105              100
  Interest cost                                                              456              501
  Actuarial (gain) loss                                                      260              (33)
  Benefits paid                                                             (770)            (770)
-------------------------------------------------------------------------------------------------
  Projected benefit obligation and
    unfunded status as of December 31                                      6,884            6,833
  Unrecognized prior service credit                                        1,826            2,062
  Unrecognized net actuarial loss                                         (1,745)          (1,436)
-------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost
  as of December 31                                                       $6,965           $7,459
=================================================================================================

      The discount rate used to measure the accumulated postretirement benefit obligation was 7.5% for 1999 and 7.0% for 1998. Since the company has established fixed company contribution amounts for retiree health care benefits, future health care cost trends do not impact the company's accruals or provisions.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1999, 1998 and 1997


C.  BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

     The Badger Meter Employee Savings and Stock Ownership Plan (the ESSOP) has used proceeds from loans, guaranteed by the company, to purchase Common Stock of the company from shares held in treasury. The company is obligated to contribute sufficient cash to the ESSOP to enable it to repay the loan principal and interest. The principal amount of the loan was $2,600,000 as of December 31, 1999 and 1998. This principal amount has been recorded as long-term debt and a like amount of unearned compensation has been recorded as a reduction of shareholders' equity in the accompanying Consolidated Balance Sheets.

      The company made no principal payments in 1999 but paid $200,000 in 1998 and $100,000 in 1997. These payments released shares of Common Stock (22,856 in 1998 and 11,428 shares in 1997) for allocation to participants in the ESSOP. The ESSOP held unreleased shares of 126,435, 126,435 and 85,808 as of December 31, 1999, 1998 and 1997, respectively.

     The ESSOP includes a voluntary 401(k) savings plan which allows domestic employees to defer up to 15% of their income on a pretax basis. The company matches 25% of each employee's contribution, with the match percentage applying to a maximum of 7% of the employee's salary. The match is paid using company stock released through the ESSOP loan payments. Compensation expense of $274,000, $200,000 and $132,000 was recognized for the match for 1999, 1998 and
1997, respectively.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1999, 1998 and 1997


8  INCOME TAX EXPENSE

      Details of earnings before income taxes and the related provision for income taxes are as follows:

(In thousands)                                                     1999             1998              1997
----------------------------------------------------------------------------------------------------------
Earnings before income taxes:
  Domestic                                                      $15,126          $13,107           $ 9,953
  Foreign                                                           533              257               252
----------------------------------------------------------------------------------------------------------
Total                                                           $15,659          $13,364           $10,205
==========================================================================================================

Income taxes:
  Current:
    Federal                                                     $ 3,837          $ 4,180           $ 3,301
    State                                                           923              878               672
    Foreign                                                         148              167                56
  Deferred:
    Federal                                                         787              (60)             (344)
    State                                                           163              (18)              (61)
    Foreign                                                         101              (30)               59
----------------------------------------------------------------------------------------------------------
Total                                                           $ 5,959          $ 5,117           $ 3,683
==========================================================================================================

      The components of the net deferred tax asset as of December 31, were as follows (in thousands):

DEFERRED TAX ASSETS:                                               1999             1998
----------------------------------------------------------------------------------------
Receivables                                                        $177             $166
Inventories                                                         336              394
Accrued compensation                                                787              752
Other payables                                                    2,242            2,079
Non-pension postretirement benefits                               2,730            2,885
Accrued employee benefits                                         1,919            1,732
----------------------------------------------------------------------------------------
  Total deferred tax assets                                       8,191            8,008

DEFERRED TAX LIABILITIES:
Depreciation                                                      3,099            2,331
Prepaid pension                                                   2,254            2,422
Other                                                               625              325
----------------------------------------------------------------------------------------
  Total deferred tax liabilities                                  5,978            5,078
----------------------------------------------------------------------------------------
Net deferred tax asset included in balance sheet                 $2,213           $2,930
========================================================================================

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1999, 1998 and 1997


      The provision for income tax differs from the amount which would be provided by applying the statutory U.S. corporate income tax rate in each year due to the following items:

(In thousands)                                                     1999             1998              1997
----------------------------------------------------------------------------------------------------------
Provision at statutory rate                                      $5,355           $4,544            $3,470
State income taxes, net
  of federal tax benefit                                            715              568               403
Foreign income taxes                                                 67               50                30
Tax benefit of FSC                                                  (32)             (78)             (190)
Other                                                              (146)              33               (30)
----------------------------------------------------------------------------------------------------------
Actual provision                                                 $5,959           $5,117            $3,683
==========================================================================================================

      No provision for federal income taxes is made on the earnings of foreign subsidiaries that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at December 31, 1999, were $545,000.

9     LONG-TERM DEBT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

      Long-term debt consists of the following:

(In thousands)                                                         1999                  1998
-------------------------------------------------------------------------------------------------
ESSOP debt (Note 7C)                                                $ 2,600                $2,600
Capital Lease (Note 6A)                                                 298                    28
Bank note                                                            13,482                     0
-------------------------------------------------------------------------------------------------
Total debt                                                           16,380                 2,628
Less: current maturities                                              4,887                    28
-------------------------------------------------------------------------------------------------

Net long-term debt                                                  $11,493                $2,600
=================================================================================================

      Interest on the ESSOP debt may be charged at either Prime Rate or at LIBOR plus 1.5%. As of December 31, 1999, the LIBOR-based loan had an interest rate of 7.6%. The terms of the loan allow variable payments of principal with the final principal and interest payment due December 31, 2005. The interest expense on the ESSOP debt was $121,000, $5,000 and $19,000 which was net of dividends on unallocated ESSOP shares of $51,000, $45,000 and $47,000 for 1999, 1998 and 1997, respectively.

      In August of 1999, the company borrowed $15,000,000 of long-term, unsecured debt from a local bank. The debt bears interest at 7.15% and is due in monthly installments through August, 2002. Principal payments total $4,756,000 for 2000, $5,115,000 for 2001 and $3,610,000 for 2002.

      Cash, receivables and payables are reflected in the financial statements at fair value. Short-term debt is comprised of notes payable drawn against the company's lines of credit and commercial paper. Because of the short-term nature of these instruments, the carrying value approximates the fair value. Long-term debt related to the company's guarantee of the ESSOP debt is offset by a similar amount in shareholders' equity. The estimated fair value of the company's $13,482,000 long-term bank note was $13,429,000 at December 31, 1999, based on quoted market rates.

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1999, 1998 and 1997


10  INDUSTRY SEGMENT

      The company is a marketer and manufacturer of flow measurement and control instruments, which comprise one reportable segment due to similarities in the nature of the products, production processes, customers and methods of distribution. Information regarding geographic areas is as follows:

(In thousands)                                                  1999             1998             1997
----------------------------------------------------------------------------------------------------------
Revenues:
  United States                                                $132,924         $127,371          $105,811
  Foreign                                                      $ 17,953         $ 16,442          $ 24,960
Long-Lived Assets:
  United States                                                $ 51,503         $ 46,899          $ 36,420
  Foreign                                                      $  1,390         $  1,464          $  1,074
==========================================================================================================

                               BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1999, 1998 and 1997

11 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED), COMMON STOCK PRICE AND DIVIDENDS

                                                              QUARTER ENDED
                            ---------------------------------------------------------------------------------------
                            MARCH 31                   JUNE 30              SEPTEMBER 30                DECEMBER 31
-------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE DATA)
1999
Net sales                    $38,397                   $38,512                   $37,551                    $36,417
Gross margin                 $14,774                   $15,470                   $14,891                    $14,020
Net earnings                 $ 2,151                   $ 2,834                   $ 2,420                    $ 2,295
Earnings per share:
  Basic                      $   .58                   $   .77                   $   .70                    $   .70
  Diluted                    $   .55                   $   .73                   $   .65                    $   .65
Dividends declared:
  Common                     $   .18                   $   .18                   $   .18                    $   .18
  Class B                    $   .16                   $   .16                   $     0                    $     0
Stock price:
  High                       $ 37.63                   $ 37.25                   $ 41.00                    $ 39.50
  Low                        $ 30.63                   $ 29.50                   $ 34.25                    $ 29.38
  Quarter-end close          $ 30.69                   $ 34.75                   $ 34.25                    $ 30.13
-------------------------------------------------------------------------------------------------------------------

1998
Net sales                    $33,499                   $36,430                   $39,370                    $34,514
Gross margin                 $13,443                   $14,267                   $15,743                    $13,858
Net earnings                 $ 1,597                   $ 2,295                   $ 2,404                    $ 1,951
Earnings per share:
  Basic                      $   .44                   $   .63                   $   .66                    $   .54
  Diluted                    $   .41                   $   .59                   $   .62                    $   .50
Dividends declared:
  Common                     $   .15                   $   .15                   $   .15                    $   .15
  Class B                    $   .14                   $   .14                   $   .14                    $   .14
Stock price:
  High                       $ 40.50                   $ 38.13                   $ 40.63                    $ 39.50
  Low                        $ 30.00                   $ 35.13                   $ 25.00                    $ 26.00
  Quarter-end close          $ 35.88                   $ 35.44                   $ 29.25                    $ 35.63
-------------------------------------------------------------------------------------------------------------------


      Badger Meter, Inc. Common Stock is listed on the American Stock Exchange under the symbol BMI. Earnings per share is computed independently for each quarter. As such, the annual per share amount may not equal the sum of the quarterly amounts due to rounding. Shareholders of record as of December 31, 1999 and 1998, totaled 550 and 576 for Common Stock and 0 and 12 for Class B Stock, respectively. Voting trusts are counted as single shareholders for this purpose.

                               BADGER METER, INC.

              R E P O R T  O F  I N D E P E N D E N T  A U D I T O R S



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors and Shareholders
Badger Meter, Inc.

      We have audited the accompanying consolidated balance sheets of Badger Meter, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Badger Meter, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




Milwaukee, Wisconsin
January 31, 2000.

                   (Page 31 of Annual Report to Shareholders)

                               BADGER METER, INC.

          T E N Y E A R S U M M A R Y O F S E L E C T E D D A T A Years ended December 31 (in thousands except per share data)

                                    1999      1998       1997      1996      1995      1994      1993      1992     1991     1990
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                         $150,877   143,813    130,771   116,018   108,644    99,155   84,497     82,106   78,417   77,100
Research and development          $  5,971     6,105      4,397     3,851     3,858     3,278    3,642      4,119    4,046    3,863
Earnings before income taxes      $ 15,659    13,364     10,205     8,167     5,911     4,974    3,306      1,160    2,419    3,507
Earnings before changes in
  accounting                      $  9,700     8,247      6,522     5,127     3,719     3,216    2,164        802    1,648    2,332
Cumulative effect of changes
  in accounting                   $      0         0          0         0         0         0        0     (4,684)       0        0
Net earnings (loss)               $  9,700     8,247      6,522     5,127     3,719     3,216    2,164     (3,882)   1,648    2,332
Earnings to sales *                   6.4%      5.7%       5.0%      4.4%      3.4%      3.2%     2.6%       1.0%     2.1%     3.0%
-----------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE
Basic earnings before changes in
  accounting                      $   2.78      2.28       1.83      1.46      1.06       .93      .64        .24      .49      .73
Cumulative effect of changes
  in accounting                   $      0         0          0         0         0         0        0      (1.38)       0        0
Basic earnings (loss)             $   2.78      2.28       1.83      1.46      1.06       .93      .64      (1.14)     .49      .73
Cash dividends declared:
  Common Stock                    $    .72       .60        .48       .43       .39       .35      .32        .30      .30      .30
  Class B Common Stock            $    .32       .54        .44       .39       .36       .32      .29        .28      .28      .28
Price range - high                $  41.00     40.63      57.50     20.81     13.50     14.00    11.00       8.88     9.00     9.94
Price range - low                 $  29.38     25.00      18.13     12.38     11.06      9.50     8.88       7.38     6.81     6.50
Closing price                     $  30.13     35.63      40.75     19.19     13.25     11.94     9.56       8.75     7.69     6.94
Book value                        $  12.88     13.13      11.62     10.32      9.16      8.38     7.66       7.31     8.61     8.29
-----------------------------------------------------------------------------------------------------------------------------------
SHARES OUTSTANDING
Common Stock                         3,340     2,538      2,444     2,426     2,387     2,377    2,281      2,282    2,280    2,274
Class B Common Stock                     0     1,108      1,126     1,126     1,126     1,126    1,126      1,126    1,126    1,126
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                   $ 11,150    10,776     13,870    17,645    16,178    14,569   12,010      9,876    9,842   18,365
Current ratio                     1.3 to 1  1.3 to 1   1.5 to 1  2.0 to 1  2.1 to 1  1.7 to 1  1.6 to 1  1.6 to 1 1.6 to 1 3.3 to 1
Net cash provided by
  operations                      $ 15,394    14,684      5,178     9,878    12,026     6,342    2,969      3,833    5,410    5,132
Capital expenditures              $  9,981    17,926      8,349     5,382     4,493     3,553    3,121      3,496    3,335    4,901
Total assets                      $103,086    96,945     82,297    66,133    60,527    61,993   57,627     53,895   51,199   50,670
Long-term debt                    $ 11,493     2,600        928     1,091     1,000     1,200    1,400      1,700    1,900   10,400
Shareholders' equity              $ 43,009    47,848     41,467    36,638    32,163    29,351   26,074     24,894   29,303   28,168
Debt to total capitalization         39.5%     26.1%      22.7%      9.2%     16.8%     28.4%    34.9%      34.2%    28.7%    30.5%
Return on shareholders' equity *     22.6%     17.2%      15.7%     14.0%     11.6%     11.0%     8.3%       3.2%     5.6%     8.3%
Price/earnings ratio *               10.8%     15.6%       22.3      13.1      12.5      12.8     15.1       37.2     15.9      9.6
-----------------------------------------------------------------------------------------------------------------------------------

* PRIOR TO ACCOUNTING CHANGES