Form 10-K405, Exhibit 13
period 2000-12-31
BADGER METER INC
filed 2001-03-27
CIK 9092

                                                                  Exhibit (13.0)


 Portions of Annual Report to Shareholders that are incorporated by reference.

                    (Page 1 of Annual Report to Shareholders)

                               BADGER METER, INC.

                     F I N A N C I A L   H I G H L I G H T S
                           December 31, 2000 and 1999

                                                          2000         1999    % CHANGE
                                                    ----------   ----------    --------
OPERATIONS (in thousands)
Net sales                                           $  146,389   $  150,877        (3.0)
Net earnings                                        $    6,941   $    9,700       (28.4)
                                                    ----------   ----------       -----
PER SHARE
Net earnings:
   Basic                                            $     2.10   $     2.78       (24.5)
   Diluted                                          $     2.00   $     2.60       (23.1)
Cash dividends declared                             $      .86   $      .72        19.4
Net book value                                      $    13.51   $    12.88         4.9
                                                    ----------   ----------       -----
YEAR-END FINANCIAL POSITION (in thousands)
Total assets                                        $   98,710   $  103,086        (4.2)
Total debt (long-term and short-term)               $   28,961   $   28,082         3.1
Shareholders' equity                                $   43,319   $   43,009          .7
Debt as a percent of total debt and equity               40.1%        39.5%
Net earnings as a percent of equity                      16.0%        22.6%
                                                    ==========   ==========       =====
OTHER
Number of employees                                        956          989        (3.3)
Number of shareholders:
  Common Stock:
    In employee plans                                      712          777        (8.4)
    Of record                                              530          550        (3.6)
Shares outstanding at December 31
  Common Stock                                       3,207,039    3,339,955        (4.0)
                                                    ==========   ==========       =====

                (Page 9 to 11 of Annual Report to Shareholders)

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

RESULTS OF OPERATIONS

SALES

Badger Meter's sales decreased $4.5 million or 3.0% for 2000 compared to 1999. This decrease was primarily due to lower domestic sales of water meters (as discussed below), lower international sales of industrial products, and lower domestic sales of certain industrial products.

Sales trends are primarily affected by new product sales, water meter sales to large municipalities and general market conditions. Residential water meter sales for the past several years have been impacted by both privatizations of water services and a continued industry movement away from manual-read meters to automated meter reading technologies. However, in 2000, many water utilities delayed such conversion activities due to confusion in the marketplace resulting from the financial difficulties of several fixed-base network providers, certain new entrants into the market and various competitive pressures that have lengthened the sales cycle.

Sales during the first half of 2000 were also affected by several other factors. A September 1999 fire at the facility of one of the company's principal vendors continued to negatively impact sales in the first half of 2000, although the impact of those lost sales on net income was offset by business interruption insurance proceeds. The six-month Federal Communications Commission freeze, which ended in December 1999, continued to have an impact on sales of certain automatic meter reading products due to the disruption of the sales cycle. Competitive market pressures and the stronger U.S. dollar had a negative impact on sales of certain industrial products, particularly in Europe. Increased sales of water meters to commercial/industrial and submetering customers only partially offset these negative factors.

The sales increase from 1998 to 1999 was primarily attributable to increased sales of radio-frequency automated meter reading systems and commercial/industrial water meters.

Badger Meter continues to improve existing products and to develop and acquire new products. To better focus its product development efforts on the core business of liquid flow measurement and to eliminate under-performing product lines, the company sold its ultrasonics product line during 2000 and its natural gas instrumentation product line during 1999. Neither sale was material to the financial results.

International sales are comprised primarily of sales of automotive fluid meters and small valves in Europe, sales of water meters and related technologies in Mexico, and sales of valves and other metering products throughout the world. In Europe, sales are made in both U.S. dollars and euros. Most other international sales are made in U.S. dollars. The company is able to partially hedge its euro exposure.

GROSS MARGINS

Gross margins were 36.2%, 39.2% and 39.9% for 2000, 1999 and 1998, respectively. In 1999, the company invested in additional capacity, resulting in decreased margins for 2000 and 1999 as compared to the 1998 level. In 1998, production for certain product lines neared capacity levels, enabling the company to leverage its fixed manufacturing costs over the higher volumes.

Two other factors also negatively affected margins in 2000. First, margins were impacted by a higher mix of international sales of water meters with lower margins than domestic water meter sales. Also, a one-time manufacturing problem resulted in increased scrap levels and reduced margins during the second quarter of 2000. This problem was identified by the company and corrected during the second quarter.

OTHER FACTORS

Selling, engineering and administrative costs decreased 1.2% for 2000 compared to 1999, due primarily to reductions of incentive compensation due to lower sales and profits. This decrease was partially offset by increases in marketing and engineering expenses. For 1999 compared to 1998, these costs decreased 1.0% due primarily to cost improvement efforts and staffing reductions associated with the sale of the natural gas instrumentation product line.

Interest expense increased $950,000 and $626,000 for 2000 and 1999, respectively, as a result of a new $15 million long-term debt borrowing in August of 1999, which was primarily used to repurchase the company's stock from various trusts and individual shareholders. Interest expense was also impacted by an increase in the Employee Savings and Stock Ownership Plan ("ESSOP") debt in December of 1998, as well as generally higher interest rates during 2000 and 1999.

Other income and expense (net) for 2000 and 1999 included $2,230,000 and $750,000 of proceeds, respectively, from business interruption insurance, which offset lost sales and margins associated with a fire at the facility of one of the company's principal vendors during 1999. Without these proceeds, other income and expense (net) for 2000, 1999 and 1998 would have been expenses of $316,000, $495,000 and $376,000, respectively.

INCOME TAXES

Income tax as a percentage of earnings before income taxes was 35.3%, 38.1% and 38.3% for 2000, 1999 and 1998, respectively. The decrease in 2000 was due to increased Foreign Sales Corporation tax credits, lower taxes on foreign income, credits generated as a result of distributions of foreign subsidiary profits, and a favorable settlement of a tax audit. Most of the foreign credits impacted the fourth quarter of 2000, resulting in a 21.9% average tax rate for that quarter.

NET EARNINGS AND EARNINGS PER SHARE

For 2000 compared to 1999, the impacts of lower sales, lower margins and increased interest expense were only partially offset by reduced expenses, business interruption insurance proceeds and lower taxes. This resulted in a 28.4% decrease in net earnings and a slightly lower percentage decrease in earnings per share due to stock repurchases during the years.

For 1999 compared to 1998, higher sales and reduced selling, engineering and administrative costs resulted in a 17.6% increase in net earnings.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations decreased 15.3% from 2000 to 1999 due to lower earnings, increased inventory and decreased payables, partially offset by lower receivables. For 1999 compared to 1998, cash provided by operations increased 4.3% due primarily to higher earnings.

Receivables decreased 21.7% during 2000, due to significantly lower sales in the fourth quarter of 2000 compared to the fourth quarter of 1999, as well as lower foreign receivables due to improved collections during the year. Inventories increased 6.9% in 2000, due to the stocking of certain long lead-time electronic components.

Capital expenditures totaled $6.4 million in 2000, down from $10 million in 1999 and $17.9 million in 1998. The higher 1999 and 1998 expenditures related to the Milwaukee, Wisconsin facility expansion and the expansion of production capacity at both the Milwaukee and Nogales, Mexico facilities. Prepaid pension decreased $351,000 as a result of normal pension expense with no funding payments required in 2000 due to the overfunded status of the plan.

Badger Meter has a net deferred tax asset of $1.4 million at December 31, 2000, reflecting the net temporary differences between financial reporting and tax reporting. The majority of this net deferred asset relates to deferred payments to employee benefit plans and is expected to reverse as future payments exceed expenses. The decrease in the net deferred tax asset of $817,000 from 1999 relates primarily to the use of accelerated depreciation methods for tax purposes, as well as the reduction in certain payables and accruals.

Long-term debt, when combined with the current portion, decreased from $16.4 million at December 31, 1999, to $11.2 million at December 31, 2000. This $5.2 million reduction was due to regularly scheduled payments on the 1999 $15 million bank note (which was used primarily to acquire treasury stock) and a $300,000 reduction in the company's ESSOP loan.

Payables decreased $3.3 million during 2000 due to decreased purchases related to the lower level of sales activity. Accrued compensation and employee benefits decreased $2.6 million due to lower incentive compensation accruals. Other accrued liabilities decreased $471,000 due primarily to lower accruals for after-sale costs. Current income taxes increased $790,000 in 2000, due to the timing of estimated tax payments. The $345,000 decrease in accrued non-pension postretirement benefits was related to normal retiree medical expenditures exceeding amounts required to be accrued under accounting rules. Other accrued employee benefits increased $342,000 due primarily to increased employee deferred compensation.

Reinvested earnings increased during 2000 due to net income, partially offset by dividend payments. Common stock and capital in excess of par value both increased during 2000 due to stock issued in connection with the exercise of stock options and ESSOP transactions. Employee benefit stock decreased by $300,000 due to shares released as a result of payments made on the ESSOP loan. Treasury stock increased due to shares repurchased during the year.

Badger Meter's financial condition remains strong. The company believes that its operating cash flows, available borrowing capacity and ability to raise capital through the sale of common stock provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of capacity and development of new products.

OTHER MATTERS

The company believes it is in compliance with the various environmental statutes and regulations to which the company's domestic and international operations are subject. Currently, the company is in the process of resolving issues relative to two landfill sites. The company does not believe the ultimate resolution of these issues will have a material adverse effect on the company's financial position or results of operations. Provision has been made for all known settlement costs.

MARKET RISK

In the ordinary course of business, the company is exposed to various market risks, including commodity prices, foreign currency rates and interest rates. The company manages these risks through a combination of foreign loans and interest rate instruments. The company does not hold or issue derivative instruments for trading purposes.

Badger Meter's foreign currency risk relates to the sale of products to foreign customers, specifically European customers, as most other foreign sales are made in U.S. dollars. The company uses lines of credit with German banks to offset currency exposure related to European receivables and other monetary assets. The company's exposure to European currency fluctuations has been further reduced by the stabilization of inter-European currencies through the introduction of the euro. As of December 31, 2000 and 1999, the company's foreign currency net monetary assets were substantially offset by comparable debt, resulting in no material exposure.

During 1999, the company issued $15 million of long-term fixed-rate debt, payable monthly over a three-year period. As of December 31, 2000, comparable market rates had decreased, resulting in a market value for this debt of $8,818,000, slightly more than the $8,726,000 carrying value. Remaining debt at December 31, 2000, was all floating-rate debt with market values approximating carrying values. For this debt, future annual interest costs will fluctuate based on short-term interest rates.

FORWARD LOOKING STATEMENTS

Certain statements in this report, as well as other information provided from time to time by the company or its employees, may contain forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. The words "anticipate", "believe", "estimate", "expect", "think", "should", and "objective" or similar expressions are intended to identify forward looking statements. The forward looking statements are based on the company's current views and assumptions and involve risks and uncertainties that include, among other things: the success or failure of new product developments; the actions of competitors and alliance partners; changes in domestic economic conditions, including housing starts; changes in foreign economic conditions, including currency fluctuations; changes in laws and regulations; changes in customer demand and fluctuations in the prices of and availability of purchased raw materials and parts. Some or all of these factors are beyond the company's control.

                   (Page 12 of Annual Report to Shareholders)

                               BADGER METER, INC.

      C O N S O L I D A T E D   S T A T E M E N T S   O F  O P E R A T I O N S
                  Years ended December 31, 2000, 1999 and 1998

(In thousands except per share amounts)         2000          1999          1998
                                            --------      --------      --------
Net sales                                   $146,389      $150,877      $143,813
Cost of sales                                 93,375        91,722        86,502
                                            --------      --------      --------
Gross margin                                  53,014        59,155        57,311
Selling, engineering and administration       41,995        42,495        42,941
                                            --------      --------      --------
Operating earnings                            11,019        16,660        14,370
Interest expense                               2,206         1,256           630
Other expense (income), net                   (1,914)         (255)          376
                                            --------      --------      --------
Earnings before income taxes                  10,727        15,659        13,364
Provision for income taxes                     3,786         5,959         5,117
                                            --------      --------      --------
Net earnings                                $  6,941      $  9,700      $  8,247
                                            ========      ========      ========

Earnings per share:
  Basic                                     $   2.10      $   2.78      $   2.28
  Diluted                                   $   2.00      $   2.60      $   2.12
                                            ========      ========      ========

Shares used in computation of:
  Basic                                        3,308         3,494         3,624
  Impact of dilutive stock options               162           234           272
                                            --------      --------      --------
  Diluted                                      3,470         3,728         3,896
                                            ========      ========      ========


See accompanying notes.

                   (Page 13 of Annual Report to Shareholders)

                               BADGER METER, INC.
               C O N S O L I D A T E D  B A L A N C E  S H E E T S
                           December 31, 2000 and 1999


(Dollars in thousands)                                                    2000          1999
                                                                     ---------     ---------
ASSETS
Current assets:
  Cash                                                               $   4,237     $   3,752
  Receivables (Note 3)                                                  19,006        24,278
  Inventories:
    Finished goods                                                       4,221         4,077
    Work in process                                                      8,428         8,347
    Raw materials                                                        7,673         6,582
                                                                     ---------     ---------
      Total inventories                                                 20,322        19,006
  Prepaid expenses                                                         952           943
                                                                     ---------     ---------
      Total current assets                                              44,517        47,979
Property, plant and equipment:
  Land and improvements                                                  2,619         2,763
  Buildings and improvements                                            20,533        19,547
  Machinery and equipment                                               66,564        65,423
                                                                     ---------     ---------
                                                                        89,716        87,733
  Less accumulated depreciation                                        (47,122)      (45,617)
                                                                     ---------     ---------
    Net property, plant and equipment                                   42,594        42,116
Intangible assets, at cost less accumulated amortization                 1,097         1,095
Prepaid pension (Note 7)                                                 5,440         5,791
Deferred income taxes (Note 8)                                           1,396         2,213
Other assets                                                             3,666         3,892
                                                                     ---------     ---------
Total assets                                                         $  98,710     $ 103,086
                                                                     =========     =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt (Note 4)                                           $  17,769     $  11,702
  Current portion of long-term debt (Note 9)                             5,248         4,887
  Payables                                                               7,188        10,499
  Accrued compensation and employee benefits                             3,344         5,914
  Other accrued liabilities                                              3,245         3,716
  Income and other taxes                                                   901           111
                                                                     ---------     ---------
    Total current liabilities                                           37,695        36,829
Accrued non-pension postretirement benefits (Note 7)                     6,669         7,014
Other accrued employee benefits                                          5,083         4,741
Long-term debt (Note 7 and 9)                                            5,944        11,493
Shareholders' equity:  (Notes 2, 5 and 7)
  Common Stock, $1.00 par; authorized 40,000,000 shares;
     issued 4,610,140 shares in 2000 and 4,531,307 shares in 1999        4,610         4,531
  Capital in excess of par value                                        14,713        13,382
  Reinvested earnings                                                   50,536        46,445
  Less:  Employee benefit stock                                         (2,300)       (2,600)
         Treasury stock, at cost, 1,403,101 shares in 2000
           and 1,191,352 shares in 1999                                (24,240)      (18,749)
                                                                     ---------     ---------
    Total shareholders' equity                                          43,319        43,009
                                                                     ---------     ---------
Total liabilities and shareholders' equity                           $  98,710     $ 103,086
                                                                     =========     =========

See accompanying notes.

                   (Page 14 of Annual Report to Shareholders)

                               BADGER METER, INC.

       C O N S O L I D A T E D  S T A T E M E N T S  O F  C A S H  F L O W S
                  Years ended December 31, 2000, 1999 and 1998

(Dollars in thousands)                                         2000          1999         1998
                                                            -------      --------     --------
Operating activities:
  Net earnings                                              $  6,941     $  9,700     $  8,247
  Adjustments to reconcile net earnings to net cash
     provided by operations:
       Depreciation                                            5,925        5,276        4,499
       Amortization                                              148          357          176
       Tax benefit on stock options                              387          258          323
       Noncurrent employee benefits                              648          611        1,088
       Deferred income taxes                                     817          717         (666)
       Changes in:
         Receivables                                           5,272       (4,464)        (621)
         Inventories                                          (1,316)       3,397         (805)
         Current liabilities other than short-term debt       (5,562)        (321)       3,137
         Prepaid expenses and other                               (9)         121         (371)
                                                            --------     --------     --------
   Total adjustments                                           6,310        5,952        6,760
                                                            --------     --------     --------
Net cash provided by operations                               13,251       15,652       15,007
                                                            --------     --------     --------
Investing activities:
  Property, plant and equipment                               (6,403)      (9,981)     (17,926)
  Other -- net                                                    76         (654)       1,893
                                                            --------     --------     --------
Net cash used for investing activities                        (6,327)     (10,635)     (16,033)
                                                            --------     --------     --------
Financing activities:
  Net increase (decrease) in short-term debt                   6,067       (2,585)       2,842
  Issuance of long-term debt                                       0       15,396            0
  Repayments of long-term debt                                (5,188)      (1,644)           0
  Dividends                                                   (2,850)      (2,453)      (2,106)
  Stock options and ESSOP                                      1,023        1,461        4,263
  Purchase of treasury stock                                  (5,491)     (13,811)      (2,657)
                                                            --------     --------     --------
Net cash provided by (used for) financing activities          (6,439)      (3,636)       2,342
                                                            --------     --------     --------
Increase in cash                                                 485        1,381        1,316
Cash -- beginning of year                                      3,752        2,371        1,055
                                                            --------     --------     --------
Cash -- end of year                                         $  4,237     $  3,752     $  2,371
                                                            ========     ========     ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Income taxes                                            $  1,839     $  5,442     $  6,466
    Interest (including $208 of interest capitalized
     during facility construction in 1998)                  $  2,255     $  1,257     $    864
                                                            ========     ========     ========



See accompanying notes.

                   (Page 15 of Annual Report to Shareholders)

                               BADGER METER, INC.

  C O N S O L I D A T E D  S T A T E M E N T S  O F  S H A R E H O L D E R S'
                                  E Q U I T Y
                  Years ended December 31, 2000, 1999 and 1998


                                                             Class B  Capital in
                                                  Common      Common   excess of   Reinvested       Employee    Treasury
(In thousands except per share amounts)            Stock       Stock   par value     earnings  benefit stock       stock      Total
                                                  ------    --------  ----------   ----------  -------------   ---------   --------
Balance, December 31, 1997                      $  3,240    $    112    $  8,315     $ 33,057       $   (917)   $ (2,340)  $ 41,467
Net earnings                                                                            8,247                                 8,247
Cash dividends, $.60 per Common share                                                  (1,501)                               (1,501)
Cash dividends, $.54 per Class B Common share                                            (605)                                 (605)
Restricted stock transactions                                                109                          11                    120
Stock options exercised (Note 5)                      54                     564                                                618
Tax benefit on stock options and dividends                                   323                                                323
ESSOP transactions                                    98                   3,437                         100                  3,635
Treasury stock purchased                                          (1)                                             (2,657)    (2,658)
Treasury stock issued                                                        (16)                                     18          2
ESSOP loan                                                                                            (1,800)                (1,800)
                                                --------    --------    --------     --------       --------    --------   --------
Balance, December 31, 1998                         3,392         111      12,732       39,198         (2,606)     (4,979)    47,848
                                                --------    --------    --------     --------       --------    --------   --------
Net earnings                                                                            9,700                                 9,700
Cash dividends, $.72 per Common share                                                  (2,104)                               (2,104)
Cash dividends, $.32 per Class B Common share                                            (349)                                 (349)
Restricted stock transactions                                                 62                           6                     68
Stock options exercised (Note 5)                      51                     569                                                620
Tax benefit on stock options and dividends                                   258                                                258
ESSOP transactions                                    21                     758                                                779
Treasury stock purchased                                                                                         (13,811)   (13,811)
Exchange of Class B for Common shares              1,067        (111)       (997)                                     41          0
                                                --------    --------    --------     --------       --------    --------   --------
Balance, December 31, 1999                         4,531           0      13,382       46,445         (2,600)    (18,749)    43,009
                                                --------    --------    --------     --------       --------    --------   --------
Net earnings                                                                            6,941                                 6,941
Cash dividends, $.86 per Common share                                                  (2,850)                               (2,850)
Stock options exercised (Note 5)                      75                     895                                                970
Tax benefit on stock options and dividends                                   387                                                387
ESSOP transactions                                     4                       5                         300                    309
Treasury stock purchase                                                                                          (5,491)     (5,491)
Other                                                                         44                                                 44
                                                --------    --------    --------     --------       --------    --------   --------
Balance, December 31, 2000                      $  4,610    $      0    $ 14,713     $ 50,536       $ (2,300)   $(24,240)  $ 43,319
                                                ========    ========    ========     ========       ========    ========   ========


See accompanying notes.

                (Page 16 to 22 of Annual Report to Shareholders)

                               BADGER METER, INC.

 N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 2000, 1999 and 1998

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

      REVENUE RECOGNITION Revenues are recognized upon shipment of product, which corresponds with the transfer of title. The company estimates and records provisions for warranties and other after-sale costs in the period the sale is reported. Such provisions are included in other accrued liabilities.

      INVENTORIES Inventories are valued at the lower of cost (first-in, first-out method) or market.

      PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets, principally by the straight-line method.

      INTANGIBLE ASSETS Costs of purchased patents are amortized over the lives of the patents. Accumulated amortization at December 31, 2000 and 1999, was $741,000 and $593,000, respectively.

      RESEARCH AND DEVELOPMENT Research and development costs are charged to expense as incurred and amounted to $6,562,000, $6,012,000 and $6,105,000 in 2000, 1999 and 1998, respectively.

      OTHER EXPENSE (INCOME), NET Other income and expense includes foreign currency gains and losses, which are recognized as incurred. The company's functional currency for all of its foreign subsidiaries is the U.S. dollar. Other income for 2000 and 1999 also includes $2,230,000 and $750,000, respectively, of business interruption insurance proceeds related to lost sales and margins as a result of a fire at a vendor's facility in 1999.

      USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133
(SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which will become effective for the company in 2001. SFAS 133 in its amended form will not have a material effect on the company's results of operations, financial position or disclosures.

      RECLASSIFICATIONS Certain reclassifications have been made to the 1999 and 1998 consolidated financial statements to conform to the 2000 presentation.

                               BADGER METER, INC.

 N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 2000, 1999 and 1998

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

3  TRANSACTIONS WITH AFFILIATED COMPANY

      The company carries its 15% interest in a Mexican company, Medidores Azteca, S.A. (Azteca) at cost ($75,000). During 2000, 1999 and 1998, the company sold $654,000, $2,602,000 and $996,000 of product to Azteca. Trade receivables from Azteca at December 31, 2000 and 1999, were $755,000 and $1,209,000, respectively.

4  SHORT-TERM DEBT AND CREDIT LINES

      Short-term debt at December 31, 2000 and 1999, consisted of:


(In thousands)                                            2000              1999
                                                       -------           -------
Notes payable to banks                                 $ 2,048           $ 1,907
Commercial paper                                        15,721             9,795
                                                       -------           -------
Total                                                  $17,769           $11,702
                                                       =======           =======

      The company has $39,762,000 of short-term credit lines with domestic and foreign banks which include a $31,000,000 commercial paper line of credit. At December 31, 2000, $21,993,000 was unused and available to the company under the lines. The weighted-average interest rate on the outstanding balance was 6.92% and 6.13% at December 31, 2000 and 1999.

                               BADGER METER, INC.

 N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 2000, 1999 and 1998

5     STOCK OPTION PLANS

      The company has five stock option plans which provide for the issuance of options to key employees and directors of the company. Each plan authorizes the issuance of options to purchase up to an aggregate of 200,000 shares of Common Stock, with vesting periods of up to ten years and maximum option terms of ten years. As of December 31, 2000, options to purchase 185,160 shares are available for issue.

      The following table summarizes the transactions of the company's stock option plans for the three-year period ended December 31, 2000:


                                                                Weighted-Average
                                             Number of Shares     Exercise Price
                                             ----------------   ----------------
Unexercised options outstanding --
  December 31, 1997                                   520,086             $14.68
Options granted                                        32,600             $35.56
Options exercised                                     (53,486)            $11.54
Options forfeited                                      (4,600)            $19.97
                                                      -------             ------
Unexercised options outstanding --
  December 31, 1998                                   494,600             $16.35
Options granted                                        72,200             $40.25
Options exercised                                     (50,852)            $12.34
Options forfeited                                      (7,228)            $26.90
                                                      -------             ------
Unexercised options outstanding --
  December 31, 1999                                   508,720             $19.99
Options granted                                        35,200             $32.15
Options exercised                                     (74,168)            $13.07
Options forfeited                                     (11,500)            $25.90
                                                      -------             ------
Unexercised options outstanding --
  December 31, 2000                                   458,252             $21.90
                                                      =======             ======
Price range $8.38 -- $12.38
  (weighted-average contractual life of
   3.2 years)                                         173,400             $10.40
Price range $14.81 -- $24.13
  (weighted-average contractual life of
   6.2 years)                                         152,652             $21.74
Price range $31.75 -- $40.25
  (weighted-average contractual life of
   8.5 years)                                         132,200             $37.17
                                                      =======             ======
Exercisable options --
  December 31, 1998                                   319,040             $12.50
  December 31, 1999                                   383,287             $14.46
  December 31, 2000                                   397,733             $17.88
                                                      =======             ======

                               BADGER METER, INC.

 N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 2000, 1999 and 1998

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

                                                    2000        1999        1998
                                               ---------   ---------   ---------
Risk-free interest rate                             6.8%        5.6%        5.7%
Dividend yield                                        3%          3%          1%
Volatility factor                                    30%         38%         34%
Weighted-average expected life                 6.6 years   5.0 years   5.0 years
                                               =========   =========   =========

      The weighted-average fair values of options granted in 2000, 1999 and 1998 were $10.12, $12.84 and $12.89 per share, respectively. If the company had recognized compensation expense based on these values, the company's pro-forma net earnings and both basic and diluted earnings per share would have been reduced by approximately $368,000 or $.11 per share for 2000, $306,000 or $.09 per share for 1999, and $336,000 or $.09 per share for 1998. These pro-forma calculations only include the effects of options granted since January 1, 1995. As such, the impacts are not necessarily indicative of the effects on net income of future years.

6  COMMITMENTS AND CONTINGENCIES

A.  COMMITMENTS

      The company leases equipment and facilities under operating leases, some of which contain renewal options and certain computer equipment under capital lease. Future minimum lease payments consisted of the following at December 31, 2000:

                                                   Operating   Capital     Total
 (In thousands)                                       Leases     Lease    Leases
                                                   ---------   -------    ------
2001                                                  $  655     $ 135    $  790
2002                                                     332        33       365
2003                                                     275         0       275
2004                                                     161         0       161
2005 and thereafter                                      213         0       213
                                                      ------     -----    ------
Total minimum lease payments                           1,636       168     1,804
Less: amount representing interest                         0        (2)       (2)
                                                      ------     -----    ------
Present value of net minimum lease payments            1,636       166     1,802
Less: current portion                                      0      (133)     (133)
                                                      ------     -----    ------
Lease obligations                                     $1,636     $  33    $1,669
                                                      ======     =====    ======

      Total rental expense charged to operations under all operating leases was $1,586,000, $1,510,000 and $1,561,000 in 2000, 1999 and 1998, respectively.

                              BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 2000, 1999 and 1998

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

      The company makes commitments in the normal course of business. At December 31, 2000, these commitments were not significant individually or in the aggregate.

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

                              BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 2000, 1999 and 1998

7  EMPLOYEE BENEFIT PLANS

A.  PENSION PLAN

      The company maintains a non-contributory defined benefit pension plan for its employees. The following table sets forth the components of net periodic pension expense for the years ended December 31, 2000, 1999 and 1998:

(In thousands)                                          2000      1999      1998
                                                     -------   -------   -------
Service cost -- benefits earned during the year      $ 1,758   $ 1,793   $ 1,734
Interest cost on projected benefit obligations         2,816     2,648     2,659
Expected return on plan assets                        (3,700)   (3,617)   (3,532)
Net amortization and deferral                           (522)     (353)     (373)
                                                     -------   -------   -------
Net periodic pension cost                            $   352   $   471   $   488
                                                     =======   =======   =======

The following table provides a reconciliation of benefit obligations, plan assets and funded status:

(In thousands)                                              2000            1999
                                                         -------         -------
Change in benefit obligation:
  Benefit obligation at beginning of year                $37,549         $37,833
  Service cost                                             1,758           1,793
  Interest cost                                            2,816           2,648
  Plan amendments                                            558               0
  Actuarial gain                                            (148)         (1,167)
  Benefits paid                                           (5,212)         (3,558)
                                                         -------         -------
Projected benefit obligation
  as of September 30                                     $37,321         $37,549
                                                         -------         -------
Change in plan assets:
  Fair value of plan assets as of
    beginning of year                                    $41,076         $40,979
  Actual return on plan assets                             4,466           3,655
  Company contributions                                        0               0
  Benefits paid                                           (5,212)         (3,558)
                                                         -------         -------
Fair value of plan assets as of
  September 30                                           $40,330         $41,076
                                                         -------         -------
Reconciliation:
  Funded status as of September 30                        $3,009          $3,527
  Unrecognized net transition asset                            0            (423)
  Unrecognized prior service cost                         (1,629)         (2,349)
  Unrecognized net actuarial loss                          4,060           5,036
                                                         -------         -------
Prepaid pension asset
  as of September 30 and December 31                     $ 5,440         $ 5,791
                                                         =======         =======

        Actuarial assumptions used in the preparation of the above data:

                                                                  2000      1999
                                                                  ----      ----
Discount rate                                                     7.5%      7.5%
Expected return on plan assets                                    9.0%      9.0%
Rate of compensation increase                                     5.0%      5.0%
                                                                  ====      ====

                              BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 1999, 1998 and 1997

B.  OTHER POSTRETIREMENT BENEFITS

      The company has certain postretirement plans that provide medical benefits for retirees and eligible dependents. The following table sets forth the components of net periodic postretirement benefit cost for the years ended December 31, 2000, 1999 and 1998:

(In thousands)                                            2000     1999     1998
                                                         -----    -----    -----
Service cost, benefits attributed for service
  of active employees for the period                     $  96    $ 105    $ 100
Interest cost on the accumulated
  postretirement benefit obligation                        491      456      501
Unrecognized prior service credit                         (236)    (236)    (236)
Unrecognized net loss                                       67       53       57
                                                         -----    -----    -----
Net periodic postretirement benefit cost                 $ 418    $ 378    $ 422
                                                         =====    =====    =====

      The following table provides a reconciliation of benefit obligations. It is the company's policy to fund health care benefits on a cash basis. Since there are no plan assets, the plan is unfunded.

(In thousands)                                                   2000       1999
                                                              -------    -------
Change in benefit obligation:
  Benefit obligation at beginning of year                     $ 6,884    $ 6,833
  Service cost                                                     96        105
  Interest cost                                                   491        456
  Actuarial (gain) loss                                           (67)       260
  Benefits paid                                                  (775)      (770)
                                                              -------    -------
Projected benefit obligation and
  unfunded status as of December 31                             6,629      6,884
  Unrecognized prior service credit                             1,590      1,826
  Unrecognized net actuarial loss                              (1,550)    (1,696)
                                                              -------    -------
Accrued postretirement benefit cost
  as of December 31                                           $ 6,669    $ 7,014
                                                              =======    =======

      The discount rate used to measure the accumulated postretirement benefit obligation was 7.5% for 2000 and 1999. Since the company has established fixed company contribution amounts for retiree health care benefits, future health care cost trends do not impact the company's accruals or provisions.

                              BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 2000, 1999 and 1998

C.  BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

     The Badger Meter Employee Savings and Stock Ownership Plan (the ESSOP) has used proceeds from loans, guaranteed by the company, to purchase Common Stock of the company from shares held in treasury. The company is obligated to contribute sufficient cash to the ESSOP to enable it to repay the loan principal and interest. The principal amount of the loan was $2,300,000 as of December 31, 2000 and $2,600,000 as of December 31, 1999. This principal amount has been recorded as long-term debt and a like amount of unearned compensation has been recorded as a reduction of shareholders' equity in the accompanying Consolidated Balance Sheets.

      The company made principal payments of $300,000, $0 and $200,000 in 2000, 1999 and 1998, respectively. These payments released shares of Common Stock (14,591 in 2000 and 22,856 in 1998) for allocation to participants in the ESSOP. The ESSOP held unreleased shares of 111,844, 126,435 and 126,435 as of December 31, 2000, 1999 and 1998, respectively. Unreleased shares are not considered outstanding for purposes of computing earnings per share.

     The ESSOP includes a voluntary 401(k) savings plan which allows domestic employees to defer up to 15% of their income on a pretax basis. The company matches 25% of each employee's contribution, with the match percentage applying to a maximum of 7% of the employee's salary. The match is paid using company stock released through the ESSOP loan payments. For ESSOP shares purchased prior to 1993, compensation expense is recognized based on the original purchase price of the shares released and dividends on unreleased shares are used to reduce interest expense on the ESSOP loans. For shares purchased after 1992, expense is based on the market value of the shares on the date released and dividends on unreleased shares are accounted for as additional interest expense. Compensation expense of $291,000, $274,000 and $200,000 was recognized for the match for 2000, 1999, and 1998, respectively.

                              BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 2000, 1999 and 1998

8  INCOME TAX EXPENSE

      Details of earnings before income taxes and the related provision for income taxes are as follows:


(In thousands)                                        2000       1999       1998
                                                   -------    -------    -------
Earnings before income taxes:
  Domestic                                         $10,200    $15,126    $13,107
  Foreign                                              527        533        257
                                                   -------    -------    -------
Total                                              $10,727    $15,659    $13,364
                                                   =======    =======    =======

Income taxes:
  Current:
    Federal                                        $ 2,292    $ 3,837    $ 4,180
    State                                              535        923        878
    Foreign                                            142        148        167
  Deferred:
    Federal                                            653        787        (60)
    State                                              223        163        (18)
    Foreign                                            (59)       101        (30)
                                                   -------    -------    -------
Total                                              $ 3,786    $ 5,959    $ 5,117
                                                   =======    =======    =======

      The components of the net deferred tax asset as of December 31, were as follows (in thousands):

DEFERRED TAX ASSETS:                                             2000       1999
                                                               ------     ------
Receivables                                                    $  242     $  177
Inventories                                                       137        336
Accrued compensation                                              667        787
Other payables                                                  1,629      2,242
Non-pension postretirement benefits                             2,605      2,730
Accrued employee benefits                                       2,065      1,919
                                                               ------     ------
  Total deferred tax assets                                     7,345      8,191

DEFERRED TAX LIABILITIES:
                                                               ------     ------
Depreciation                                                    3,636      3,099
Prepaid pension                                                 2,125      2,254
Other                                                             188        625
                                                               ------     ------
  Total deferred tax liabilities                                5,949      5,978
                                                               ------     ------
Net deferred tax asset included in balance sheet               $1,396     $2,213
                                                               ======     ======

                              BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 2000, 1999 and 1998

      The provision for income tax differs from the amount which would be provided by applying the statutory U.S. corporate income tax rate in each year due to the following items:


(In thousands)                                        2000       1999       1998
                                                    ------     ------     ------
Provision at statutory rate                         $3,648     $5,355     $4,544
State income taxes, net
  of federal tax benefit                               500        715        568
Foreign income taxes                                   (97)        67         50
Tax benefit of FSC                                     (68)       (32)       (78)
Other                                                 (197)      (146)        33
                                                    ------     ------     ------
Actual provision                                    $3,786     $5,959     $5,117
                                                    ======     ======     ======

      No provision for federal income taxes is made on the earnings of foreign subsidiaries that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at December 31, 2000, were $947,000.

  9   LONG-TERM DEBT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

      Long-term debt consists of the following:

(In thousands)                                                 2000         1999
                                                            -------      -------
ESSOP debt (Note 7C)                                        $ 2,300      $ 2,600
Capital lease (Note 6A)                                         166          298
Bank note                                                     8,726       13,482
                                                            -------      -------
Total debt                                                   11,192       16,380
Less: current maturities                                      5,248        4,887
                                                            -------      -------
Net long-term debt                                          $ 5,944      $11,493
                                                            =======      =======

      Interest on the ESSOP debt may be charged at either Prime Rate or at LIBOR plus 1.5%. As of December 31, 2000, the LIBOR-based loan had an interest rate of 8.1%. The terms of the loan allow variable payments of principal with the final principal and interest payment due December 31, 2005. The interest expense on the ESSOP debt was $125,000, $121,000 and $5,000 which was net of dividends on unallocated ESSOP shares of $57,000, $51,000 and $45,000 for 2000, 1999 and 1998, respectively.

      In August of 1999, the company borrowed $15,000,000 of long-term, unsecured debt from a local bank. The debt bears interest at 7.15% and is due in monthly installments through August, 2002. Principal payments total $5,115,000 for 2001 and $3,611,000 for 2002.

      Cash, receivables and payables are reflected in the financial statements at fair value. Short-term debt is comprised of notes payable drawn against the company's lines of credit and commercial paper. Because of the short-term nature of these instruments, the carrying value approximates the fair value. Long-term debt related to the company's guarantee of the ESSOP debt is offset by a similar amount in shareholders' equity. The estimated fair value of the company's $8,726,000 long-term bank note was $8,818,000 at December 31, 2000, based on quoted market rates.

                              BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                        December 31, 2000, 1999 and 1998

10  INDUSTRY SEGMENT

      The company is a marketer and manufacturer of flow measurement and control instruments, which comprise one reportable segment due to similarities in the nature of the products, production processes, customers and methods of distribution. Information regarding geographic areas is as follows:

(In thousands)                                      2000        1999        1998
                                                --------    --------    --------
Revenues:
  United States                                 $124,402    $132,924    $127,371
  Foreign                                       $ 21,987    $ 17,953    $ 16,442
Long-Lived Assets:
  United States                                 $ 51,060    $ 51,504    $ 46,899
  Foreign                                       $  1,737    $  1,390    $  1,464
                                                ========    ========    ========

                              BADGER METER, INC.

N O T E S  T O  C O N S O L I D A T E D   F I N A N C I A L  S T A T E M E N T S
                        December 31, 2000, 1999 and 1998


11 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED), COMMON STOCK PRICE AND DIVIDENDS

                                               QUARTER ENDED
                              --------------------------------------------------
                              MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                              --------    -------    ------------    -----------

(IN THOUSANDS EXCEPT PER SHARE DATA)
2000
Net sales                      $36,907    $35,845         $39,508        $34,129
Gross margin                   $14,289    $11,994         $14,479        $12,252
Net earnings                   $ 2,357    $ 1,534         $ 1,948        $ 1,102
Earnings per share:
  Basic                        $   .71    $   .46         $   .59        $   .34
  Diluted                      $   .67    $   .44         $   .56        $   .32
Dividends declared:
  Common                       $   .22    $   .22         $   .22        $   .22
Stock price:
  High                         $ 36.63    $ 37.38         $ 29.50        $ 28.01
  Low                          $ 30.00    $ 25.00         $ 25.38        $ 23.00
  Quarter-end close            $ 36.25    $ 25.50         $ 27.63        $ 23.00
                               -------    -------         -------        -------

1999
Net sales                      $38,397    $38,512         $37,551        $36,417
Gross margin                   $14,774    $15,470         $14,891        $14,020
Net earnings                   $ 2,151    $ 2,834         $ 2,420        $ 2,295
Earnings per share:
  Basic                        $   .58    $   .77         $   .70        $   .70
  Diluted                      $   .55    $   .73         $   .65        $   .65
Dividends declared:
  Common                       $   .18    $   .18         $   .18        $   .18
  Class B                      $   .16    $   .16         $     0        $     0
Stock price:
  High                         $ 37.63    $ 37.25         $ 41.00        $ 39.50
  Low                          $ 30.63    $ 29.50         $ 34.25        $ 29.38
  Quarter-end close            $ 30.69    $ 34.75         $ 34.25        $ 30.13
                               -------    -------         -------        -------

      Badger Meter, Inc. Common Stock is listed on the American Stock Exchange under the symbol BMI. Earnings per share is computed independently for each quarter. As such, the annual per share amount may not equal the sum of the quarterly amounts due to rounding. Shareholders of record as of December 31, 2000 and 1999, totaled 530 and 550, respectively, for Common Stock. Voting trusts are counted as single shareholders for this purpose.

                               BADGER METER, INC.
             R E P O R T  O F  I N D E P E N D E N T  A U D I T O R S



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Badger Meter, Inc.

      We have audited the accompanying consolidated balance sheets of Badger Meter, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Badger Meter, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                               Ernst & Young LLP


Milwaukee, Wisconsin
January 30, 2001

                   (Page 23 of Annual Report to Shareholders)

                               BADGER METER, INC.

            T E N Y E A R S U M M A R Y O F S E L E C T E D D A T A Years ended December 31 (in thousands except per share data)


                                      2000      1999      1998      1997      1996      1995      1994      1993      1992      1991
                                 ---------  --------  --------  --------  --------  --------  --------  --------  --------  --------
OPERATING RESULTS
Net sales                        $ 146,389   150,877   143,813   130,771   116,018   108,644    99,155    84,497    82,106    78,417
Research and development         $   6,562     6,012     6,105     4,397     3,851     3,858     3,278     3,642     4,119     4,046
Earnings before income taxes     $  10,727    15,659    13,364    10,205     8,167     5,911     4,974     3,306     1,160     2,419
Earnings before changes in
  accounting                     $   6,941     9,700     8,247     6,522     5,127     3,719     3,216     2,164       802     1,648
Cumulative effect of changes
  in accounting                  $       0         0         0         0         0         0         0         0    (4,684)        0
Net earnings (loss)              $   6,941     9,700     8,247     6,522     5,127     3,719     3,216     2,164    (3,882)    1,648
Earnings to sales *                   4.7%      6.4%      5.7%      5.0%      4.4%      3.4%      3.2%      2.6%      1.0%      2.1%
                                 ---------  --------  --------  --------  --------  --------  --------  --------  --------  --------
PER COMMON SHARE
Basic earnings before changes
  in accounting                  $    2.10      2.78      2.28      1.83      1.46      1.06       .93       .64       .24       .49
Cumulative effect of changes
  in accounting                  $       0         0         0         0         0         0         0         0     (1.38)        0
Basic earnings (loss)            $    2.10      2.78      2.28      1.83      1.46      1.06       .93       .64     (1.14)      .49
Cash dividends declared:
  Common Stock                   $     .86       .72       .60       .48       .43       .39       .35       .32       .30       .30
  Class B Common Stock           $       0       .32       .54       .44       .39       .36       .32       .29       .28       .28
Price range -- high              $   37.38     41.00     40.63     57.50     20.81     13.50     14.00     11.00      8.88      9.00
Price range -- low               $   23.00     29.38     25.00     18.13     12.38     11.06      9.50      8.88      7.38      6.81
Closing price                    $   23.00     30.13     35.63     40.75     19.19     13.25     11.94      9.56      8.75      7.69
Book value                       $   13.51     12.88     13.13     11.62     10.32      9.16      8.38      7.66      7.31      8.61
                                 ---------  --------  --------  --------  --------  --------  --------  --------  --------  --------
SHARES OUTSTANDING
Common Stock                         3,207     3,340     2,538     2,444     2,426     2,387     2,377     2,281     2,282     2,280
Class B Common Stock                     0         0     1,108     1,126     1,126     1,126     1,126     1,126     1,126     1,126
                                 ---------  --------  --------  --------  --------  --------  --------  --------  --------  --------
FINANCIAL POSITION
Working capital                  $   6,822    11,150    10,776    13,870    17,645    16,178    14,569    12,010     9,876     9,842
Current ratio                     1.2 to 1  1.3 to 1  1.3 to 1  1.5 to 1  2.0 to 1  2.1 to 1  1.7 to 1  1.6 to 1  1.6 to 1  1.6 to 1
Net cash provided by
  operations                     $  13,251    15,652   15,007      5,178     9,878    12,026     6,342     2,969     3,833     5,410
Capital expenditures             $   6,403     9,981   17,926      8,349     5,382     4,493     3,553     3,121     3,496     3,335
Total assets                     $  98,710   103,086   96,945     82,297    66,133    60,527    61,993    57,627    53,895    51,199
Long-term debt                   $   5,944    11,493    2,600        928     1,091     1,000     1,200     1,400     1,700     1,900
Shareholders' equity             $  43,319    43,009   47,848     41,467    36,638    32,163    29,351    26,074    24,894    29,303
Debt to total capitalization         40.1%     39.5%    26.1%      22.7%      9.2%     16.8%     28.4%     34.9%     34.2%     28.7%
Return on shareholders' equity *     16.0%     22.6%    17.2%      15.7%     14.0%     11.6%     11.0%      8.3%      3.2%      5.6%
Price/earnings ratio *                11.0      10.8    15.6        22.3      13.1      12.5      12.8      15.1      37.2      15.9
                                 ---------  --------  --------  --------  --------  --------  --------  --------  --------  --------

* PRIOR TO ACCOUNTING CHANGES