Form 10-K405, Exhibit 13
period 2001-12-31
BADGER METER INC
filed 2002-03-12
CIK 9092

                                                                  EXHIBIT (13.0)









 Portions of Annual Report to Shareholders that are incorporated by reference.

                    (Page 1 of Annual Report to Shareholders)
                               BADGER METER, INC.

                      F I N A N C I A L  H I G H L I G H T S
                           December 31, 2001 and 2000

                                                                   2001                      2000          % CHANGE
-------------------------------------------------------------------------------------------------------------------
OPERATIONS (dollars in thousands)
Net sales                                               $       138,537             $       146,389           (5.4)
Net earnings                                            $         3,364             $         6,941          (51.5)

-------------------------------------------------------------------------------------------------------------------
PER SHARE
Net earnings:
   Basic                                                $          1.06             $          2.10          (49.5)
   Diluted                                              $          1.03             $          2.00          (48.5)
Cash dividends                                          $          1.00             $           .86           16.3
Net book value                                          $         13.52             $         13.51             .1

-------------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION (dollars in thousands)
Total assets                                            $        98,836             $        98,023             .8
Total debt (long-term and short-term)                   $        28,762             $        28,961            (.7)
Shareholders' equity                                    $        43,002             $        43,319            (.7)
Debt as a percent of total debt and equity                         40.1%                       40.1%             0
Net earnings as a percent of equity                                 7.8%                       16.0%         (51.3)

===================================================================================================================
OTHER
Number of employees                                                 936                         956           (2.1)
Number of shareholders:
  Common Stock:
    In employee plans                                               683                         712           (4.1)
    Of record                                                       509                         530           (4.0)
Shares outstanding at December 31
  Common Stock                                                3,179,641                   3,207,039            (.9)

===================================================================================================================

                (Page 12 to 15 of Annual Report to Shareholders)

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

The company's significant accounting policies, disclosures and commitments are described in the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

SALES
Badger Meter's sales decreased nearly $7.9 million or 5.4% for 2001 as compared to 2000. The decrease was primarily due to lower sales of automated water meter systems, offset somewhat by volume increases in lower priced local (or manual) read systems. The company's automotive fluid products, small precision valves and industrial products also saw volume declines, offset slightly by higher prices. Another factor in the decline was the discontinuance of certain product lines. Sales related to those lines totaled $1,430,000 in 2001 compared with $5,609,000 in 2000.

Badger Meter's sales decreased $4.5 million or 3.0% for 2000 compared to 1999. This decrease was primarily due to lower domestic sales of water meters, lower international sales of industrial products, and lower domestic sales of certain industrial products.

Sales trends are primarily affected by new product sales, water meter sales to large municipalities and general market conditions. Residential water meter sales are influenced by both privatizations of water services and a continued industry movement away from manual-read meters to automated meter reading technologies. However, in 2000, many water utilities delayed such conversion activities due to confusion in the marketplace resulting from the financial difficulties of several fixed-base network providers, certain new entrants into the market and various competitive pressures that have lengthened the sales cycle. The competitive pressures continued in 2001 and were further impacted by the general economic slowdown. For utility products, increased competition and price pressures had a negative impact on sales, particularly on the higher priced automated meter reading products. These market conditions contributed to utility officials moving cautiously when making decisions on automated metering systems.

The terrorist attack on September 11, 2001, had some impact on the company's sales in 2001, and may have more negative impact in early 2002 as water utilities shift their time and resources to focus on the security of their water systems. The economic slowdown also affected the company's other products (precision valves, automotive and industrial products) as more customers delayed purchasing decisions until economic conditions improve.

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

International sales are comprised primarily of sales of automotive fluid meters and small valves in Europe, sales of water meters and related technologies in Mexico, and sales of valves and other metering products throughout the world. In Europe, sales are made in both U.S. dollars and euros. Most other international sales are made in U.S. dollars. The company is able to partially hedge its euro exposure by holding euro-denominated debt.

GROSS MARGINS

Gross margins were 32.1%, 36.2% and 39.2% for 2001, 2000 and 1999, respectively. In 1999, the company invested in additional capacity, resulting in decreased margins for 2001 and 2000 as compared to the 1999 level as actual sales did not meet expected levels to absorb the costs of the increased capacity. Also, margins were affected by lower sales of automated meter reading products, which have higher margins than manual (or local read) meters.

Margins in 2001 and 2000 were also impacted by a higher mix of international sales of water meters with lower margins than domestic water meter sales. A one-time manufacturing problem resulted in increased scrap levels and further reduced margins during the second quarter of 2000. This problem was identified by the company and corrected during the second quarter of that year.

OTHER FACTORS

Selling, engineering and administration costs decreased 8.5% in 2001 compared to 2000 due to lower incentive accruals and costs controls, as well as reductions in costs associated with discontinued product lines, offsetting personnel and expense increases. Selling, engineering and administration costs decreased 1.2% for 2000 compared to 1999, due primarily to reductions of incentive compensation due to lower sales and profits. This decrease in 2000 was partially offset by increases in marketing and engineering expenses.

Interest expense decreased $825,000 in 2001 compared to 2000. The decrease was the result of significantly lower interest rates and the company's prepayment in 2001 of a term loan that had a higher interest rate than commercial paper borrowing. For the majority of 2001, the company used commercial paper at very favorable rates to finance its operations. Interest expense increased $950,000 in 2000 as compared to 1999 as a result of a new $15 million long-term debt borrowing in August of 1999, which was primarily used to repurchase the company's stock from various trusts and individual shareholders.

Other income and expense in 2001 relates primarily to foreign exchange gains. Other income and expense (net) for 2000 and 1999 included $2,230,000 and $750,000 of proceeds, respectively, from business interruption insurance, which offset lost sales and margins associated with a fire at the facility of one of the company's principal vendors during 1999. Without these proceeds, other income and expense (net) for 2000 and 1999 would have been expenses of $316,000 and $495,000, respectively.

INCOME TAXES

Income tax as a percentage of earnings before income taxes was 32.9%, 35.3% and 38.1% for 2001, 2000 and 1999, respectively. The decrease in 2001 from 2000 was due to lower state and foreign taxes on lower pre-tax income, as well as the percentage effects of certain permanent book-to-tax differences on lower pre-tax income in 2001 as compared to 2000. The decrease in 2000 from 1999 was due to increased Foreign Sales Corporation tax credits, lower taxes on foreign income, credits generated as a result of distributions of foreign subsidiary profits, and a favorable settlement of a tax audit. Most of the foreign credits impacted the fourth quarter of 2000, resulting in a 21.9% average tax rate for that quarter.

NET EARNINGS AND EARNINGS PER SHARE

As a result of the above mentioned items, net earnings were $3,364,000, $6,941,000 and $9,700,000 in 2001, 2000 and 1999, respectively. On a diluted basis, earnings per share were $1.03, $2.00 and $2.60, respectively, for the same periods. Earnings were also impacted by share repurchases that reduced the number of shares used in the calculations.

LIQUIDITY AND CAPITAL RESOURCES

The main sources of liquidity for the company are cash from operations and borrowing capacity. Cash provided by operations decreased 35.2% in 2001 compared to 2000 primarily as a result of lower earnings, increased inventory and a $4.4 million payment to the company's pension plan, offset partially by increased payables. Cash provided by operations decreased 15.3% from 2000 to 1999 due to lower earnings, increased inventory and decreased payables, partially offset by lower receivables.

Receivables decreased 1.6% during 2001, primarily due to lower sales in the fourth quarter of 2001 compared to the fourth quarter of 2000. Inventories increased 9.3% in 2001, primarily due to increased purchases of bronze castings as a result of the timing of orders.

Capital expenditures totaled $5.0 million in 2001, down from $6.4 million in 2000 and $10.0 million in 1999. The higher 1999 expenditures related to facility expansions. The company believes it is able to substantially increase production with minimal additional capital expenditures. Prepaid pension increased $3.5 million due to a $4.4 million payment offset by normal pension expense. The company's measurement date for annual pension expense is September 30.

Net deferred tax assets declined from 2000 reflecting the net temporary differences between financial reporting and tax reporting, including the effect of the pension payment referenced above.

Payables increased $2.4 million during 2001 due to the timing of purchases. Accrued compensation and employee benefits decreased $352,000 due to lower incentive compensation accruals. Current income taxes decreased $715,000 in 2001, due to the tax effects of certain timing differences between book and tax reporting and the timing of certain payments. The $576,000 decrease in accrued non-pension postretirement benefits was related to normal retiree medical expenditures exceeding amounts required to be accrued under accounting rules. Other accrued employee benefits increased $378,000 due primarily to increased employee deferred compensation.

Total outstanding debt at December 31, 2001 decreased $200,000 from December 31, 2000. This decrease was primarily the result of increased operating cash flow requirements offset by a new $1.7 million borrowing to finance a new manufacturing facility in the Czech Republic and a $400,000 repayment of the company's ESSOP loan. During 2001, the company prepaid the remaining balance on the $15 million term loan (of which $8.7 million was outstanding at December 31, 2000). This amount was replaced with commercial paper available at lower interest rates.

In January 2002, the company refinanced $20 million of commercial paper borrowings with an unsecured, fixed-rate, five-year term loan. This created additional borrowing capacity for the company as it reduced the amount of commercial paper outstanding under the company's $44.1 million short-term credit lines (of which $31 million may be used for commercial paper borrowings).

The company guarantees the outstanding debt of the ESSOP that was recorded in long-term debt, offset by a similar amount in shareholders' equity. The loan amount is collateralized by shares of the company's Common Stock. A payment of $400,000 in 2001 has reduced the loan to $1.9 million at December 31, 2001. The company also guarantees the debt of a trust from which officers may obtain loans in order to purchase shares of the company's Common Stock. The loan amount is collateralized by the company's shares that were purchased with the loan's proceeds.

Common stock and capital in excess of par value both increased during 2001 due to stock issued in connection with the exercise of stock options and ESSOP transactions. Employee benefit stock decreased by $400,000 due to shares released as a result of payments made on the ESSOP loan. Treasury stock increased due to shares repurchased during the year.

Badger Meter's financial condition remains strong. The company believes that its operating cash flows, available borrowing capacity and ability to raise capital provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of capacity and development of new products.

OTHER MATTERS

The company believes it is in compliance with the various environmental statutes and regulations to which the company's domestic and international operations are subject. Currently, the company is in the process of resolving issues relative to a landfill site. The company does not believe the ultimate resolution of this issue will have a material adverse effect on the company's financial position or results of operations. Provision has been made for all known settlement costs.

The company utilizes its independent auditors primarily for audit services and minimizes the amount of consulting and other services that are performed. The amount of non-audit services as compared to the total payments to the auditors was 21.5% in 2001 and 26.1% in 2000.

MARKET RISK

In the ordinary course of business, the company is exposed to various market risks, including commodity prices, foreign currency rates and interest rates. The company typically does not hold or issue derivative instruments and has a policy specifically prohibiting the use of such instruments for trading purposes.

Commodity price risk is managed by keeping abreast of economic conditions and locking in purchase prices for quantities that correspond to the company's forecasted usage.

Badger Meter's foreign currency risk relates to the sale of products to foreign customers, specifically European customers, as most other foreign sales are made in U.S. dollars. The company uses lines of credit with German banks to offset currency exposure related to European receivables and other monetary assets. The company's exposure to European currency fluctuations has been further reduced by the stabilization of inter-European currencies through the introduction of the euro. As of December 31, 2001 and 2000, the company's foreign currency net monetary assets were substantially offset by comparable debt, resulting in no material exposure.

All of the outstanding debt at December 31, 2001, was floating-rate debt with market values approximating carrying values. In January 2002, the company entered into a $20 million fixed-rate term loan at a 6.73% interest rate, which reduces the amount of floating-rate debt. For the floating rate debt, future annual interest costs will fluctuate based on short-term interest rates. Accordingly, an increase in future interest rates would increase the company's borrowing costs.

FORWARD LOOKING STATEMENTS

Certain statements contained in this document, as well as other information provided from time to time by the company or its employees, may contain forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. The words "anticipate," "believe," "estimate," "expect," "think," "should" and "objective" or similar expressions are intended to identify forward looking statements. The forward looking statements are based on the company's current views and assumptions and involve risks and uncertainties that include, among other things:

         -        the success or failure of new product offerings
         - the actions and financial condition of competitors and alliance partners
         -        changes in competitive pricing and bids in the marketplace
         -        changes in domestic conditions, including housing starts
         - changes in foreign economic conditions, including currency fluctuations
         -        changes in laws and regulations
         - changes in customer demand and fluctuations in the prices of and availability of purchased raw materials and parts.


Some or all of these factors are beyond the company's control. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on such forward looking statements. The forward looking statements made herein are made only as of the date of this document and the company undertakes no obligation to publicly update such forward looking statements to reflect subsequent events or circumstances.

                   (Page 16 of Annual Report to Shareholders)

                               BADGER METER, INC.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 2001, 2000 and 1999

(In thousands except per share amounts)                                   2001             2000              1999
-------------------------------------------------------------------------------------------------------------------
Net sales                                                            $   138,537      $   146,389       $   150,877
Cost of sales                                                             94,042           93,375            91,722
-------------------------------------------------------------------------------------------------------------------
Gross margin                                                              44,495           53,014            59,155
Selling, engineering and administration                                   38,430           41,995            42,495
-------------------------------------------------------------------------------------------------------------------
Operating earnings                                                         6,065           11,019            16,660
Interest expense                                                           1,381            2,206             1,256
Other expense (income), net                                                 (326)          (1,914)             (255)
-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                               5,010           10,727            15,659
Provision for income taxes                                                 1,646            3,786             5,959
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                         $     3,364      $     6,941       $     9,700
===================================================================================================================

Earnings per share:
  Basic                                                              $      1.06      $      2.10       $      2.78
  Diluted                                                            $      1.03      $      2.00       $      2.60
===================================================================================================================

Shares used in computation of:
  Basic                                                                    3,163            3,308             3,494
  Impact of dilutive stock options                                           112              162               234
-------------------------------------------------------------------------------------------------------------------
  Diluted                                                                  3,275            3,470             3,728
===================================================================================================================


See accompanying notes.

                   (Page 17 of Annual Report to Shareholders)
                               BADGER METER, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2001 and 2000

(Dollars in thousands)                                                                       2001           2000
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash                                                                                  $   3,410         $   4,237
  Receivables (Note 3)                                                                     18,700            19,006
  Inventories:
    Finished goods                                                                          5,260             3,870
    Work in process                                                                         8,190             8,092
    Raw materials                                                                           8,037             7,673
-------------------------------------------------------------------------------------------------------------------
      Total inventories                                                                    21,487            19,635
  Prepaid expenses                                                                            767               952
-------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                 44,364            43,830
Property, plant and equipment:
  Land and improvements                                                                     2,550             2,619
  Buildings and improvements                                                               20,860            20,533
  Machinery and equipment                                                                  68,033            66,564
-------------------------------------------------------------------------------------------------------------------
                                                                                           91,443            89,716
  Less accumulated depreciation                                                           (50,319)          (47,122)
-------------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                                      41,124            42,594
Intangible assets, at cost less accumulated amortization                                      773             1,097
Prepaid pension (Note 7)                                                                    8,965             5,440
Deferred income taxes (Note 8)                                                                 49             1,396
Other assets                                                                                3,561             3,666
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                            $  98,836         $  98,023
===================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt (Note 4)                                                              $   5,129         $  17,769
  Current portion of long-term debt (Note 9)                                                3,135             5,248
  Payables                                                                                  8,887             6,501
  Accrued compensation and employee benefits                                                2,992             3,344
  Other accrued liabilities                                                                 3,453             3,245
  Income and other taxes                                                                      186               901
-------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                              23,782            37,008
Accrued non-pension postretirement benefits (Note 7)                                        6,093             6,669
Other accrued employee benefits                                                             5,461             5,083
Long-term debt (Notes 7 and 9)                                                             20,498             5,944
Shareholders' equity:  (Notes 2, 5 and 7)
  Common Stock, $1.00 par; authorized 40,000,000 shares;
     issued 4,676,840 shares in 2001 and 4,610,140 shares in 2000                           4,677             4,610
  Capital in excess of par value                                                           16,168            14,713
  Reinvested earnings                                                                      50,736            50,536
  Less:  Employee benefit stock                                                            (1,900)           (2,300)
         Treasury stock, at cost, 1,497,199 shares in 2001
           and 1,403,101 shares in 2000                                                   (26,679)          (24,240)
-------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                             43,002            43,319
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                              $  98,836         $  98,023
===================================================================================================================

See accompanying notes.

                   (Page 18 of Annual Report to Shareholders)

                               BADGER METER, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2001, 2000 and 1999

(Dollars in thousands)                                                    2001             2000              1999
-------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net earnings                                                         $   3,364        $   6,941         $   9,700
  Adjustments to reconcile net earnings to net cash
     provided by operations:
       Depreciation                                                        6,477            5,925             5,276
       Amortization                                                          324              148               357
       Tax benefit on stock options                                          232              387               258
       Noncurrent employee benefits                                       (3,323)             648               611
       Deferred income taxes                                               1,347              817               717
       Changes in:
         Receivables                                                         306            5,272            (4,464)
         Inventories                                                      (1,852)          (1,529)            3,932
         Current liabilities other than short-term debt                    1,527           (5,349)             (856)
         Prepaid expenses and other                                          185               (9)              121
-------------------------------------------------------------------------------------------------------------------
   Total adjustments                                                       5,223            6,310             5,952
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                            8,587           13,251            15,652
-------------------------------------------------------------------------------------------------------------------
Investing activities:
  Property, plant and equipment                                           (5,007)          (6,403)           (9,981)
  Other - net                                                                105               76              (654)
-------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                    (4,902)          (6,327)          (10,635)
-------------------------------------------------------------------------------------------------------------------
Financing activities:
  Net increase (decrease) in short-term debt                             (12,640)           6,067            (2,585)
  Issuance of long-term debt                                              21,700                0            15,396
  Repayments of long-term debt                                            (9,259)          (5,188)           (1,644)
  Dividends                                                               (3,164)          (2,850)           (2,453)
  Stock options and ESSOP                                                  1,290            1,023             1,461
  Purchase of treasury stock                                              (2,439)          (5,491)          (13,811)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                      (4,512)          (6,439)           (3,636)
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                 (827)             485             1,381
Cash - beginning of year                                                   4,237            3,752             2,371
-------------------------------------------------------------------------------------------------------------------
Cash - end of year                                                     $   3,410        $   4,237         $   3,752
===================================================================================================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Income taxes                                                       $     624        $   1,839         $   5,442
    Interest (including $40 of interest capitalized
       during facility construction during 2001)                       $   1,430        $   2,255         $   1,257
===================================================================================================================


See accompanying notes.

                   (Page 19 of Annual Report to Shareholders)

                               BADGER METER, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended December 31, 2001, 2000 and 1999


                                                          Class B    Capital in                    Employee
                                              Common      Common      excess of    Reinvested      benefit     Treasury
(In thousands except per share amounts)        Stock        Stock     par value      earnings         stock       stock       Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                    $3,392         $111       $12,732       $39,198       $(2,606)   $ (4,979)    $47,848
Net earnings                                                                            9,700                                 9,700
Cash dividends, $.72 per Common share                                                  (2,104)                               (2,104)
Cash dividends, $.32 per Class B Common share                                            (349)                                 (349)
Restricted stock transactions                                                62                           6                      68
Stock options exercised (Note 5)                  51                        569                                                 620
Tax benefit on stock options and dividends                                  258                                                 258
ESSOP transactions                                21                        758                                                 779
Treasury stock purchased                                                                                        (13,811)    (13,811)
Exchange of Class B for Common shares          1,067         (111)         (997)                                     41           0
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                     4,531            0        13,382        46,445        (2,600)    (18,749)     43,009
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                            6,941                                 6,941
Cash dividends, $.86 per Common share                                                  (2,850)                               (2,850)
Stock options exercised (Note 5)                  75                        895                                                 970
Tax benefit on stock options and dividends                                  387                                                 387
ESSOP transactions                                 4                          5                         300                     309
Treasury stock purchase                                                                                          (5,491)     (5,491)
Other                                                                        44                                                  44
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                     4,610            0        14,713        50,536        (2,300)    (24,240)     43,319
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                            3,364                                 3,364
Cash dividends, $1.00 per Common share                                                 (3,164)                               (3,164)
Stock options exercised (Note 5)                  44                        788                                                 832
Tax benefit on stock options and dividends                                  232                                                 232
ESSOP transactions                                23                        435                         400                     858
Treasury stock purchase                                                                                          (2,439)     (2,439)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                    $4,677         $  0       $16,168       $50,736       $(1,900)   $(26,679)    $43,002
====================================================================================================================================

See accompanying notes.

                (Page 20 to 26 of Annual Report to Shareholders)
                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999


1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PROFILE Badger Meter, Inc. (the company) is a leading marketer and manufacturer of products using flow measurement and control technology developed both internally and with other technology companies. Its products are used to measure and control the flow of liquids in a variety of applications. The company's products include water meters and associated systems, wastewater meters, industrial process meters, automotive fluid meters and small valves.

      CONSOLIDATION The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries.

      REVENUE RECOGNITION Revenues are recognized upon shipment of product, which corresponds with the transfer of title. The costs of shipping are billed to the customer upon shipment and are included in cost of sales. The company estimates and records provisions for warranties and other after-sale costs in the period the sale is reported. Such provisions are included in other accrued liabilities.

      INVENTORIES Inventories are valued at the lower of cost (first-in, first-out method) or market.

      PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets, principally by the straight-line method.

      INTANGIBLE ASSETS Costs of purchased patents are amortized over the lives of the patents. Accumulated amortization at December 31, 2001 and 2000, was $355,000 and $741,000, respectively.

      RESEARCH AND DEVELOPMENT Research and development costs are charged to expense as incurred and amounted to $5,422,000, $6,562,000 and $6,012,000 in 2001, 2000 and 1999, respectively.

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

      ACCOUNTING PRONOUNCEMENTS In June 2001, the Financial Accounting Standards Board (FASB) issued two new Statements of Financial Accounting Standards: No. 141 (SFAS 141) "Business Combinations" and No. 142 (SFAS 142) "Goodwill and Other Intangible Assets". In October 2001, the FASB issued No. 144 (SFAS 144) "Accounting for the Impairment or Disposal of Long-Lived Assets". Certain provisions of SFAS No. 141 became effective for the company on July 1, 2001. All other provisions of the above noted statements become effective for the company beginning January 1, 2002. The company does not believe any of these recently issued Statements will have a material effect on the company's results of operations, financial position or disclosures.

      RECLASSIFICATIONS Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation.

                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999

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

3  TRANSACTIONS WITH AFFILIATED COMPANY

      The company carries its 15% interest in a Mexican company, Medidores Azteca, S.A. (Azteca) at cost ($75,000). During 2001, 2000 and 1999, the company sold $689,000, $654,000 and $2,602,000 of product to Azteca. Trade receivables from Azteca at December 31, 2001 and 2000, were $750,000 and $755,000, respectively.

4  SHORT-TERM DEBT AND CREDIT LINES

      Short-term debt at December 31, 2001 and 2000, consisted of:

(In thousands)                                          2001              2000
--------------------------------------------------------------------------------
Notes payable to banks                               $   2,213         $   2,048
Commercial paper                                        22,916            15,721
--------------------------------------------------------------------------------
Subtotal                                                25,129            17,769
Reclassification to long-term debt (Note 9)            (20,000)                0
--------------------------------------------------------------------------------
Total                                                $   5,129         $  17,769
================================================================================

      The company has $44,145,000 of short-term credit lines with domestic and foreign banks which include a $31,000,000 commercial paper line of credit. At December 31, 2001, $25,129,000 was outstanding under these lines with the weighted-average interest rate on the outstanding balance of 2.86% and 6.92% at December 31, 2001 and 2000, respectively.

                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999

5  STOCK OPTION PLANS

      The company has five stock option plans which provide for the issuance of options to key employees and directors of the company. Each plan authorizes the issuance of options to purchase up to an aggregate of 200,000 shares of Common Stock, with vesting periods of up to ten years and maximum option terms of ten years. As of December 31, 2001, options to purchase 129,912 shares are available for grant.

      The following table summarizes the transactions of the company's stock option plans for the three-year period ended December 31, 2001:

                                                                                 Weighted-Average
                                                       Number of Shares            Exercise Price
-------------------------------------------------------------------------------------------------
Unexercised options outstanding -
  December 31, 1998                                             494,600                    $16.35
Options granted                                                  72,200                    $40.25
Options exercised                                               (50,852)                   $12.34
Options forfeited                                                (7,228)                   $26.90
-------------------------------------------------------------------------------------------------
Unexercised options outstanding -
  December 31, 1999                                             508,720                    $19.99
Options granted                                                  35,200                    $32.15
Options exercised                                               (74,168)                   $13.07
Options forfeited                                               (11,500)                   $25.90
-------------------------------------------------------------------------------------------------
Unexercised options outstanding -
  December 31, 2000                                             458,252                    $21.90
Options granted                                                  91,000                    $28.50
Options exercised                                               (43,504)                   $12.13
Options forfeited                                               (12,052)                   $27.18
-------------------------------------------------------------------------------------------------
Unexercised options outstanding -
  December 31, 2001                                             493,696                    $18.59
=================================================================================================
Price range $8.38 - $12.38
  (weighted-average contractual life of
   2.5 years)                                                   136,200                    $10.53
Price range $14.81 - $24.13
  (weighted-average contractual life of
   5.2 years)                                                   139,896                    $21.67
Price range $28.50 - $40.25
  (weighted-average contractual life of
   7.6 years)                                                   217,600                    $33.58
=================================================================================================
Exercisable options -
  December 31, 1999                                             297,843                    $12.91
  December 31, 2000                                             251,516                    $15.26
  December 31, 2001                                             288,937                    $20.65
=================================================================================================

                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999

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

                                                                  2001             2000             1999
----------------------------------------------------------------------------------------------------------
Risk-free interest rate                                            5.0%             6.8%              5.6%
Dividend yield                                                       4%               3%                3%
Volatility factor                                                   29%              30%               38%
Weighted-average expected life                                5.0 years        6.6 years         5.0 years
==========================================================================================================

      The weighted-average fair values of options granted in 2001, 2000 and 1999, were $6.28, $10.12 and $12.84 per share, respectively. If the company had recognized compensation expense based on these values, the company's pro-forma net earnings and both basic and diluted earnings per share would have been reduced by approximately $385,000 or $.12 per share for 2001, $368,000 or $.11 per share for 2000, and $306,000 or $.09 per share for 1999. These pro-forma calculations only include the effects of options granted since January 1, 1995. As such, the impacts are not necessarily indicative of the effects on net income of future years.

6  COMMITMENTS AND CONTINGENCIES

A. COMMITMENTS

      The company leases equipment and facilities under operating leases, some of which contain renewal options. Future minimum lease payments consisted of the following at December 31, 2001:

                                                                  Total
 (In thousands)                                                  Leases
 ----------------------------------------------------------------------
 2002                                                          $    506
 2003                                                               458
 2004                                                               232
 2005                                                               205
 2006 and thereafter                                                  0
 ----------------------------------------------------------------------
Lease obligations                                              $  1,401
=======================================================================

      Total rental expense charged to operations under all operating leases was $1,447,000, $1,586,000 and $1,510,000 in 2001, 2000 and 1999, respectively.

                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999

B. CONTINGENCIES

      In the normal course of business, the company is named in legal proceedings. There are currently no material legal proceedings pending with respect to the company.

      The company is subject to contingencies relative to environmental laws and regulations. Currently, the company is in the process of resolving an issue relative to a landfill site. The company does not believe the ultimate resolution of this claim will have a material adverse effect on the company's financial position or results of operations. Provision has been made for all known settlement costs.

      The company makes commitments in the normal course of business. At December 31, 2001, these commitments were not significant individually or in the aggregate.

      The company has evaluated its worldwide operations to determine if any risks and uncertainties exist that could severely impact its operations in the near term. The company does not believe that there are any significant risks. However, the company does rely on single suppliers for certain castings and components in several of its product lines. Although alternate sources of supply exist for these items, loss of certain suppliers could temporarily disrupt operations. The company attempts to mitigate these risks by working closely with key suppliers, purchasing minimal amounts from alternative suppliers, and by purchasing business interruption insurance where appropriate.

     The company reevaluates its exposures on a periodic basis and makes adjustments to reserves as appropriate.

                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999

7  EMPLOYEE BENEFIT PLANS

A. PENSION PLAN

      The company maintains a non-contributory defined benefit pension plan for its employees. The following table sets forth the components of net periodic pension expense for the years ended December 31, 2001, 2000 and 1999, based on a September 30 measurement date:

(In thousands)                                                        2001                 2000              1999
-------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                    $   1,798             $   1,758        $   1,793
Interest cost on projected benefit obligations                        2,799                 2,816            2,648
Expected return on plan assets                                       (3,593)               (3,700)          (3,617)
Net amortization and deferral                                           (88)                 (522)            (353)
-------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                         $     916             $     352        $     471
===================================================================================================================

     The following table provides a reconciliation of benefit obligations, plan assets and funded status:

(In thousands)                                                        2001                 2000
--------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                         $  37,321             $  37,549
  Service cost                                                        1,798                 1,758
  Interest cost                                                       2,799                 2,816
  Plan amendments                                                        32                   558
  Actuarial gain                                                       (588)                 (148)
  Benefits paid                                                      (4,361)               (5,212)
--------------------------------------------------------------------------------------------------
Projected benefit obligation
  as of September 30                                              $  37,001             $  37,321
--------------------------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets as of
    beginning of year                                             $  40,330             $  41,076
  Actual return on plan assets                                       (4,782)                4,466
  Benefits paid                                                      (4,361)               (5,212)
--------------------------------------------------------------------------------------------------
Fair value of plan assets as of
  September 30                                                    $  31,187             $  40,330
--------------------------------------------------------------------------------------------------
Reconciliation:
  Funded status as of September 30                                $  (5,814)            $   3,009
  Unrecognized prior service cost                                    (1,474)               (1,629)
  Unrecognized net actuarial loss                                    11,812                 4,060
  Company contribution                                                4,441                     0
--------------------------------------------------------------------------------------------------
Prepaid pension asset
  as of September 30 and December 31                              $   8,965             $   5,440
==================================================================================================


        Actuarial assumptions used in the preparation of the above data:

                                                                       2001                  2000
-------------------------------------------------------------------------------------------------
Discount rate                                                          7.5%                  7.5%
Expected return on plan assets                                         9.0%                  9.0%
Rate of compensation increase                                          5.0%                  5.0%
=================================================================================================

        The fair value of the pension plan assets was $36,901,000 at December 31, 2001. The variation in the fair value of the assets between September 2001 and December 2001, is primarily from the change in the market value of the underlying investments as well as a $4.4 million contribution.

                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999

B. OTHER POSTRETIREMENT BENEFITS

      The company has certain postretirement plans that provide medical benefits for retirees and eligible dependents. The following table sets forth the components of net periodic postretirement benefit cost for the years ended December 31, 2001, 2000 and 1999:

(In thousands)                                                              2001             2000              1999
-------------------------------------------------------------------------------------------------------------------
Service cost, benefits attributed for service
  of active employees for the period                                     $    97          $    96          $   105
Interest cost on the accumulated
  postretirement benefit obligation                                          474              491              456
Unrecognized prior service credit                                           (236)            (236)            (236)
Unrecognized net loss                                                         61               67               53
-------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                 $   396          $   418          $   378
===================================================================================================================

      The following table provides a reconciliation of benefit obligations. It is the company's policy to fund health care benefits on a cash basis. Since there are no plan assets, the plan is unfunded.

(In thousands)                                                            2001             2000
--------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                                 $6,629           $6,884
  Service cost                                                                97               96
  Interest cost                                                              474              491
  Actuarial (gain) loss                                                      217              (67)
  Benefits paid                                                             (971)            (775)
--------------------------------------------------------------------------------------------------
Projected benefit obligation and
  unfunded status as of December 31                                        6,446            6,629
  Unrecognized prior service credit                                        1,354            1,590
  Unrecognized net actuarial loss                                         (1,707)          (1,550)
--------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost
  as of December 31                                                       $6,093           $6,669
=================================================================================================

      The discount rate used to measure the accumulated postretirement benefit obligation was 7.5% for 2001 and 2000. Since the company has established fixed company contribution amounts for retiree health care benefits, future health care cost trends do not impact the company's accruals or provisions.

                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999


C. BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

     The Badger Meter Employee Savings and Stock Ownership Plan (the ESSOP) has used proceeds from loans, guaranteed by the company, to purchase Common Stock of the company from shares held in treasury. The company is obligated to contribute sufficient cash to the ESSOP to enable it to repay the loan principal and interest. The principal amount of the loan was $1,900,000 as of December 31, 2001, and $2,300,000 as of December 31, 2000. This principal amount has been recorded as long-term debt and a like amount of unearned compensation has been recorded as a reduction of shareholders' equity in the accompanying Consolidated Balance Sheets.

      The company made principal payments of $400,000, $300,000 and $0 in 2001, 2000 and 1999, respectively. These payments released shares of Common Stock (19,451 in 2001, 14,591 in 2000, and 0 in 1999) for allocation to participants in the ESSOP. The ESSOP held unreleased shares of 92,393, 111,844 and 126,435 as of December 31, 2001, 2000 and 1999, respectively. Unreleased shares are not considered outstanding for purposes of computing earnings per share.

     The ESSOP includes a voluntary 401(k) savings plan which allows domestic employees to defer up to 15% of their income on a pretax basis. The company matches 25% of each employee's contribution, with the match percentage applying to a maximum of 7% of the employee's salary. The match is paid using company stock released through the ESSOP loan payments. For ESSOP shares purchased prior to 1993, compensation expense is recognized based on the original purchase price of the shares released and dividends on unreleased shares are charged to retained earnings. For shares purchased after 1992, expense is based on the market value of the shares on the date released and dividends on unreleased shares are accounted for as additional interest expense. At December 31, 2001, the company committed to contribute $365,000 to the ESSOP in 2002 to be used to pay down the existing loan. This commitment releases shares to satisfy the 401(k) match for 2001. Compensation expense of $268,000, $289,000 and $274,000 was recognized for the match for 2001, 2000, and 1999, respectively.

                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999


8 INCOME TAX EXPENSE

      Details of earnings before income taxes and the related provision for income taxes are as follows:

(In thousands)                                                     2001            2000              1999
----------------------------------------------------------------------------------------------------------
Earnings before income taxes:
  Domestic                                                     $  4,656         $ 10,200         $  15,126
  Foreign                                                           354              527               533
----------------------------------------------------------------------------------------------------------
Total                                                          $  5,010         $ 10,727         $  15,659
==========================================================================================================

Income taxes:
  Current:
    Federal                                                    $    379         $  2,292         $   3,837
    State                                                           (96)             535               923
    Foreign                                                          16              142               148
  Deferred:
    Federal                                                         847              653               787
    State                                                           354              223               163
    Foreign                                                         146              (59)              101
----------------------------------------------------------------------------------------------------------
Total                                                          $  1,646         $  3,786         $   5,959
==========================================================================================================

      The components of the net deferred tax asset as of December 31, were as follows (in thousands):

DEFERRED TAX ASSETS:                                               2001            2000
----------------------------------------------------------------------------------------
Receivables                                                    $    227         $    242
Inventories                                                         272              137
Accrued compensation                                                589              667
Other payables                                                    1,711            1,629
Non-pension postretirement benefits                               2,456            2,605
Accrued employee benefits                                         2,265            2,065
----------------------------------------------------------------------------------------
  Total deferred tax assets                                       7,520            7,345

DEFERRED TAX LIABILITIES:
----------------------------------------------------------------------------------------
Depreciation                                                      3,844            3,636
Prepaid pension                                                   3,480            2,125
Other                                                               147              188
----------------------------------------------------------------------------------------
  Total deferred tax liabilities                                  7,471            5,949
----------------------------------------------------------------------------------------
Net deferred tax asset included in balance sheet               $     49         $  1,396
========================================================================================

                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999

      The provision for income tax differs from the amount which would be provided by applying the statutory U.S. corporate income tax rate in each year due to the following items:

(In thousands)                                                     2001            2000             1999
----------------------------------------------------------------------------------------------------------
Provision at statutory rate                                   $   1,703         $  3,648         $  5,355
State income taxes, net
  of federal tax benefit                                            170              500              715
Foreign income taxes                                                (11)             (97)              67
Tax benefit of FSC                                                  (57)             (68)             (32)
Other                                                              (159)            (197)            (146)
----------------------------------------------------------------------------------------------------------
Actual provision                                              $   1,646         $  3,786         $  5,959
==========================================================================================================

      No provision for federal income taxes is made on the earnings of foreign subsidiaries that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at December 31, 2001, were $809,000.

9 LONG-TERM DEBT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

      Long-term debt consists of the following:

(In thousands)                                                         2001                2000
-------------------------------------------------------------------------------------------------
ESSOP debt (Note 7C)                                              $   1,900            $   2,300
Capital lease                                                            33                  166
Bank note                                                             1,700                8,726
Term loan (Note 4)                                                   20,000                    0
-------------------------------------------------------------------------------------------------
Total debt                                                           23,633               11,192
Less: current maturities                                             (3,135)              (5,248)
-------------------------------------------------------------------------------------------------
Net long-term debt                                                $  20,498            $   5,944
=================================================================================================

      Interest on the ESSOP debt may be charged at either prime rate or at LIBOR plus 1.5%. As of December 31, 2001, the LIBOR-based loan had an interest rate of 3.4%. The terms of the loan allow variable payments of principal with the final principal and interest payment due December 31, 2005. The interest expense on the ESSOP debt was $76,000, $125,000 and $121,000, which was net of dividends on unallocated ESSOP shares of $54,000, $57,000 and $51,000 for 2001, 2000 and 1999, respectively.

      During 2001, the company prepaid the remaining balance on its $15,000,000 long-term loan, of which $8,726,000 was outstanding at December 31, 2000.

      In July 2001, the company borrowed $1,700,000 in connection with the construction of a new manufacturing facility in the Czech Republic. The debt bears interest at LIBOR plus 1.75% and the rate is set daily. Payments are due in quarterly installments through April 2005. Principal payments total $486,000 per year for 2002, 2003 and 2004, with a final principal payment of $242,000 in 2005.

      In January 2002, the company borrowed $20,000,000 of long-term, unsecured debt from a local bank. The purpose of the loan is to replace short-term borrowings. As a result of obtaining the loan, $20,000,000 of commercial paper has been reclassified to long-term debt for financial statement presentation. The debt bears interest at 6.73% and is due in quarterly installments through January 2007. Principal payments are as follows: for 2002, $2,616,000; for 2003, $3,661,000; for 2004, $3,915,000; for 2005, $4,191,000; for 2006, $4,484,000;
and $1,133,000 thereafter.

                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999


      Cash, receivables and payables are reflected in the financial statements at fair value. Short-term debt is comprised of notes payable drawn against the company's lines of credit and commercial paper. Because of the short-term nature of these instruments, the carrying value approximates the fair value. Long-term debt related to the company's guarantee of the ESSOP debt is offset by a similar amount in shareholders' equity. The $1,700,000 bank note is a term loan with variable interest based upon daily LIBOR rates; accordingly, carrying value approximates the fair market value. The remaining long-term debt of $20,000,000 was obtained in January 2002 at market rates.

      The company guarantees the bank borrowings made by a trust from which officers may obtain loans in order to purchase shares of the company's Common Stock. The officers' loan amount is collateralized by the company's shares that were purchased with the loan's proceeds. The bank loan balances were $2,167,000 and $2,046,000 at December 31, 2001 and 2000, respectively.

10 INDUSTRY SEGMENT

      The company is a marketer and manufacturer of flow measurement and control instruments, which comprise one reportable segment. The company manages and evaluates its operations as one segment primarily due to similarities in the nature of the products, production processes, customers and methods of distribution. Information regarding geographic areas is as follows:

(In thousands)                                                  2001              2000            1999
----------------------------------------------------------------------------------------------------------
Revenues:
  United States                                             $   120,811      $   124,402       $   132,924
  Foreign                                                   $    17,726      $    21,987       $    17,953
Long-Lived Assets:
  United States                                             $    50,961      $    51,060       $    51,504
  Foreign                                                   $     3,462      $     1,737       $     1,390
==========================================================================================================

                               BADGER METER, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999


11 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED), COMMON STOCK PRICE AND DIVIDENDS

                                                              QUARTER ENDED
                           ----------------------------------------------------------------------------------------
                            MARCH 31                   JUNE 30              SEPTEMBER 30                DECEMBER 31
-------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE DATA)
2001
Net sales                  $  35,454                 $  33,949                  $ 35,575                  $  33,559
Gross margin               $  12,027                 $  10,942                  $ 11,368                  $  10,158
Net earnings               $     934                 $     529                  $    951                  $     950
Earnings per share:
  Basic                    $     .29                 $     .17                  $    .30                  $     .30
  Diluted                  $     .28                 $     .16                  $    .29                  $     .29
Dividends declared:
  Common                   $     .25                 $     .25                  $    .25                  $     .25
Stock price:
  High                     $   29.24                 $   33.22                  $  29.47                  $   25.04
  Low                      $   22.80                 $   27.77                  $  23.20                  $   19.76
  Quarter-end close        $   28.50                 $   28.75                  $  25.30                  $   22.43
-------------------------------------------------------------------------------------------------------------------
2000
Net sales                  $  36,907                 $  35,845                  $ 39,508                  $  34,129
Gross margin               $  14,289                 $  11,994                  $ 14,479                  $  12,252
Net earnings               $   2,357                 $   1,534                  $  1,948                  $   1,102
Earnings per share:
  Basic                    $     .71                 $     .46                  $    .59                  $     .34
  Diluted                  $     .67                 $     .44                  $    .56                  $     .32
Dividends declared:
  Common                   $     .22                 $     .22                  $    .22                  $     .22
Stock price:
  High                     $   36.63                 $   37.38                  $  29.50                  $   28.01
  Low                      $   30.00                 $   25.00                  $  25.38                  $   23.00
  Quarter-end close        $   36.25                 $   25.50                  $  27.63                  $   23.00
-------------------------------------------------------------------------------------------------------------------

      Badger Meter, Inc. Common Stock is listed on the American Stock Exchange under the symbol BMI. Earnings per share is computed independently for each quarter. As such, the annual per share amount may not equal the sum of the quarterly amounts due to rounding. Shareholders of record as of December 31, 2001 and 2000, totaled 509 and 530, respectively, for Common Stock. Voting trusts are counted as single shareholders for this purpose.

                               BADGER METER, INC.
                         REPORT OF INDEPENDENT AUDITORS



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors and Shareholders
Badger Meter, Inc.

      We have audited the accompanying consolidated balance sheets of Badger Meter, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Badger Meter, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.




                                                 Ernst & Young LLP





Milwaukee, Wisconsin
January 30, 2002

                   (Page 27 of Annual Report to Shareholders)

                               BADGER METER, INC.

                        TEN YEAR SUMMARY OF SELECTED DATA
          Years ended December 31 (in thousands except per share data)

                                    2001      2000     1999       1998      1997      1996     1995      1994      1993      1992
------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                        $ 138,537    146,389  150,877   143,813   130,771   116,018  108,644    99,155    84,497    82,106
Research and development         $   5,422      6,562    6,012     6,105     4,397     3,851    3,858     3,278     3,642     4,119
Earnings before income taxes     $   5,010     10,727   15,659    13,364    10,205     8,167    5,911     4,974     3,306     1,160
Earnings before changes in
  accounting                     $   3,364      6,941    9,700     8,247     6,522     5,127    3,719     3,216     2,164       802
Cumulative effect of changes
  in accounting                  $       0          0        0         0         0         0        0         0         0    (4,684)
Net earnings (loss)              $   3,364      6,941    9,700     8,247     6,522     5,127    3,719     3,216     2,164    (3,882)
Earnings to sales *                   2.4%       4.7%     6.4%      5.7%      5.0%      4.4%     3.4%      3.2%      2.6%      1.0%
------------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE
Basic earnings before changes in
  accounting                     $    1.06       2.10     2.78      2.28      1.83      1.46     1.06       .93       .64       .24
Cumulative effect of changes
  in accounting                  $       0          0        0         0         0         0        0         0         0     (1.38)
Basic earnings (loss)            $    1.06       2.10     2.78      2.28      1.83      1.46     1.06       .93       .64     (1.14)
Cash dividends declared:
  Common Stock                   $    1.00        .86      .72       .60       .48       .43      .39       .35       .32       .30
  Class B Common Stock           $       0          0      .32       .54       .44       .39      .36       .32       .29       .28
Price range - high               $   33.22      37.38    41.00     40.63     57.50     20.81    13.50     14.00     11.00      8.88
Price range - low                $   19.76      23.00    29.38     25.00     18.13     12.38    11.06      9.50      8.88      7.38
Closing price                    $   22.43      23.00    30.13     35.63     40.75     19.19    13.25     11.94      9.56      8.75
Book value                       $   13.52      13.51    12.88     13.13     11.62     10.32     9.16      8.38      7.66      7.31
------------------------------------------------------------------------------------------------------------------------------------
SHARES OUTSTANDING
Common Stock                         3,180      3,207    3,340     2,538     2,444     2,426    2,387     2,377     2,281     2,282
Class B Common Stock                     0          0        0     1,108     1,126     1,126    1,126     1,126     1,126     1,126
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                  $  20,582      6,822   11,150    10,776    13,870    17,645   16,178    14,569    12,010     9,876
Current ratio                     1.9 to 1   1.2 to 1 1.3 to 1  1.3 to 1  1.5 to 1  2.0 to 1 2.1 to 1  1.7 to 1  1.6 to 1  1.6 to 1
Net cash provided by
  operations                     $   8,587     13,251   15,652    15,007     5,178     9,878   12,026     6,342     2,969     3,833
Capital expenditures             $   5,007      6,403    9,981    17,926     8,349     5,382    4,493     3,553     3,121     3,496
Total assets                     $  98,836     98,023  102,186    96,945    82,297    66,133   60,527    61,993    57,627    53,895
Long-term debt                   $  20,498      5,944   11,493     2,600       928     1,091    1,000     1,200     1,400     1,700
Shareholders' equity             $  43,002     43,319   43,009    47,848    41,467    36,638   32,163    29,351    26,074    24,894
Debt to total capitalization         40.1%      40.1%    39.5%     26.1%     22.7%      9.2%    16.8%     28.4%     34.9%     34.2%
Return on shareholders' equity *      7.8%      16.0%    22.6%     17.2%     15.7%     14.0%    11.6%     11.0%      8.3%      3.2%
Price/earnings ratio *                21.2       11.0     10.8      15.6      22.3      13.1     12.5      12.8      15.1      37.2
------------------------------------------------------------------------------------------------------------------------------------

* PRIOR TO ACCOUNTING CHANGES